UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

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Denbury Resources Inc.
(Name of Registrant as Specified In Its Charter)

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**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD TUESDAY, MAY 24, 2016**

To our Stockholders:

You are hereby notified that the 2016 Annual Meeting of Stockholders of Denbury Resources Inc., a Delaware corporation ("Denbury" or the "Company"), will be held at the Company's corporate headquarters at 5320 Legacy Drive, Plano, Texas 75024, at 8:00 A.M. Central Daylight Time (CDT) on Tuesday, May 24, 2016, for the following purposes:

(1) to elect eight directors, each to serve until their successor is elected and qualified;

(2) to hold an advisory vote to approve named executive officer compensation;

(3) to vote on the amendment and restatement of the Company's 2004 Omnibus Stock and Incentive Plan, principally to increase the number of reserved shares and limits on awards to an individual, and to amend the Internal Revenue Code Section 162(m) performance-based compensation criteria;

(4) to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2016; and

(5) to transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on March 29, 2016 are entitled to notice of, and to vote at, the annual meeting.

Beginning on or about April 14, 2016, the Company mailed a Notice Regarding the Internet Availability of Proxy Materials to its stockholders containing instructions on how to access the proxy materials and vote via the Internet. Instructions for requesting a paper copy of the proxy materials are contained in the Notice Regarding the Internet Availability of Proxy Materials.

By order of the Board of Directors,

Mark Allen

Mark C. Allen
Senior Vice President, Chief Financial
Officer, Treasurer and Assistant Secretary

April 14, 2016

Stockholders of record are urged to vote their proxy promptly, whether or not they expect to attend the annual meeting in person.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 24, 2016:

We have elected to take advantage of the U.S. Securities and Exchange Commission rules that allow us to furnish proxy materials to our stockholders via the Internet. These rules allow us to provide information that our stockholders need while lowering the costs and accelerating the speed of delivery and reducing the environmental impact of our annual meeting. This proxy statement, along with the Company's Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the year ended December 31, 2015 are available via the Internet at <u>www.proxydocs.com/DNR</u>.

TABLE OF CONTENTS

DENBURY RESOURCES INC.
5320 Legacy Drive
Plano, Texas 75024

PROXY STATEMENT

Annual Meeting of Stockholders
to be held on Tuesday, May 24, 2016

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (sometimes referred to herein as "our Board" or "the Board") of Denbury Resources Inc., a Delaware corporation ("Denbury" or "the Company") for use at the Company's annual meeting of stockholders to be held on Tuesday, May 24, 2016 at the Company's corporate headquarters at 5320 Legacy Drive, Plano, Texas 75024, at 8:00 A.M. Central Daylight Time (CDT), or at any adjournment or postponement thereof. This proxy statement, proxy card and our 2015 Annual Report to Stockholders are being first made available to stockholders on or about April 14, 2016.

INTERNET AVAILABILITY OF PROXY MATERIALS

As permitted under the rules of the Securities and Exchange Commission (the "SEC"), the Company is making its proxy materials available to its stockholders electronically via the Internet. On or about April 14, 2016, the Company is sending a Notice Regarding the Internet Availability of Proxy Materials (the "Notice") to its stockholders of record as of the close of business on March 29, 2016. The Notice includes (i) instructions on how to access the Company's proxy materials and vote via the Internet, (ii) the date, time and location of the annual meeting, (iii) a description of the matters intended to be acted upon at the annual meeting, (iv) a list of the materials being made available electronically, (v) instructions on how a stockholder can request paper copies of the Company's proxy materials, (vi) any control/ identification numbers that a stockholder needs to access the proxy materials and (vii) information about attending the annual meeting and voting in person.

RECORD DATE AND COMMON STOCK OUTSTANDING

Our Board has fixed the record date for the annual meeting as of the close of business on March 29, 2016. Only Denbury stockholders of record on the record date are entitled to receive notice of and to vote at the annual meeting. If you are a holder of our common stock, you are entitled to one vote at the annual meeting for each share of common stock you held on the record date. On the record date, there were 347,360,459 shares of Denbury common stock issued and outstanding and entitled to vote at the annual meeting.

VOTING OF COMMON STOCK

Voting by Stockholders of Record

You are a stockholder of record if your shares are directly held by you and registered in your name with our transfer agent, American Stock Transfer & Trust Company, LLC. If you are a stockholder of record, you may vote your shares via the Internet at www.proxydocs.com/DNR in accordance with the instructions in the Notice. If you have requested a paper copy of the proxy materials, you may also vote by touch-tone telephone from the United States by calling 1-866-206-5293, or by completing, signing and dating the proxy card and returning the proxy card in the prepaid envelope. In order to be valid and acted upon at the annual meeting, your proxy must be received before 11:59 P.M. Eastern Daylight Time (EDT) on May 23, 2016. Shares represented by proxy will be voted at the annual meeting and may be revoked at any time prior to the time at which they are voted by: (i) timely submitting a proxy with new voting instructions via the Internet or telephone; (ii) timely delivering a valid, later-dated executed proxy card; (iii) delivering a written notice of revocation that is received by our Secretary at 5320 Legacy Drive, Plano, Texas 75024, by 11:59 P.M. Eastern Daylight Time (EDT) on May 23, 2016; or (iv) voting in person at the annual meeting by completing a ballot (however, attending the annual meeting without completing a ballot will not revoke any previously submitted proxy). If you properly complete and sign your proxy card but do not indicate how your shares should be voted on a matter, the shares represented by your proxy will be voted in accordance with the recommendation of our Board as discussed below.

Voting by Beneficial Owners

You are considered a beneficial owner of shares held in "street name" if your shares are held by a broker, bank or other nominee (collectively referred to as a "broker") on your behalf. If you are a beneficial owner of shares, you will receive instructions from your broker describing how to vote your shares. As a beneficial owner of your shares, you are entitled to direct your broker how to vote your shares. You may instruct your broker on how to vote by completing the voting instruction form provided to you by your broker. You may also vote by telephone or via the Internet if your broker makes such methods available, in which case applicable instructions will be provided to you by your broker. You may change your vote by submitting new voting instructions to your broker in accordance with your broker's procedures. If you do not instruct your broker on how to vote your shares, they may vote your shares as they decide with respect to the matter for which they have discretionary authority (Proposal Four (the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm)) in the absence of timely instructions from the beneficial owners. There are also non-discretionary matters for which brokers do not have discretionary authority to vote unless they receive timely instructions from you: Proposal One (the election of directors), Proposal Two (the nonbinding, advisory approval of named executive officer compensation) or Proposal Three (amendment and restatement of our 2004 Omnibus Stock and Incentive Plan). A "broker non-vote" results when a broker does not have discretion to vote on a particular matter, you have not given timely instructions on how the broker should vote your shares and the broker indicates it does not have authority to vote such shares on its proxy. As the beneficial owner of shares, you are invited to attend the annual meeting; however, you may not vote your shares in person at the annual meeting unless you obtain a written proxy from your broker.

Quorum; Required Vote; Treatment of Abstentions and Broker Non-Votes

We must have present in person or represented by proxy at least one-third of our issued and outstanding shares of common stock entitled to vote at the annual meeting in order to have a quorum. Abstentions and broker non-votes are counted as present at the annual meeting for purposes of determining whether a quorum is present. With respect to Proposal One (the election of directors), you will not be allowed to cumulate your votes. If you do not wish to vote for a particular nominee, you must clearly identify such nominee on your proxy card or voting instruction form. In order for a nominee to be elected as director, such nominee must receive the vote of the majority of the votes cast with respect to such nominee at the annual meeting, where a quorum is present. A majority of votes cast means that the number of shares voted "for" a nominee's election must exceed the number of shares voted "withhold" for such nominee's election. Abstentions and broker non-votes will not be counted as votes cast for purposes of the election of directors. With respect to Proposals Two, Three and Four, the affirmative vote of a majority of the shares having voting power present in person or represented by proxy at the annual meeting, where a quorum is present, is required for approval. Abstentions will be included in the vote total on Proposals Two, Three and Four, such abstentions having the same effect on each such proposal as a negative vote; however, if there is a broker non-vote with respect to Proposals Two or Three, it will not be included in the vote total and will not have any effect.

We will vote all properly executed proxies at the annual meeting in accordance with the direction on the proxy. **You should be aware that if no vote direction is indicated, the shares will be voted FOR the election of all of the director nominees under Proposal One; FOR Proposal Two (the nonbinding, advisory approval of named executive officer compensation); FOR Proposal Three (amendment and restatement of our 2004 Omnibus Stock and Incentive Plan); and FOR Proposal Four (the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm).** Our Board has designated John P. Dielwart and/or Phil Rykhoek to serve as proxies. We do not know of any matters other than those matters listed in the Notice that will be presented for action at the annual meeting. However, if any other matters are properly presented for action at the annual meeting, we intend for Messrs. Dielwart and Rykhoek, and each of them acting singly as proxies named in the proxy card, to vote at their discretion on such matters.

PERSONS MAKING THE SOLICITATION

We are soliciting this proxy and will bear all costs incurred in connection with such solicitation for the annual meeting, including those incurred for the preparation, printing and mailing of the proxy materials. Our directors, officers or employees may solicit proxies by personal interviews, telephone or other means of communication. If they do so, these individuals will not receive any additional compensation for these services. We may also retain a proxy solicitor to assist us with the distribution and solicitation of proxies for the annual meeting at our expense.

Proposal One: Election of Directors

Our Second Amended and Restated Bylaws ("Bylaws") provide that our Board shall consist of a minimum of three and a maximum of fifteen directors. Each of the directors is elected annually and holds office until the next annual meeting of stockholders and until his or her successor is elected and qualified, or until his or her earlier resignation or removal. We presently have eight directors, all of whom are serving terms that expire at the annual meeting. Unless you mark a proxy to the contrary, we plan to vote the proxies for the election of the eight nominees listed below as directors. All eight of these individuals are current members of the Board. We do not foresee any reason why any of these nominees would become unavailable, but if any of them should, your proxy may be voted for a substitute that is nominated by the Board, or we may reduce the size of our Board accordingly.

The name, age, Board committee membership, period of time served as a director of Denbury and the principal occupation of each person nominated for election as a director are as follows:

Name	Age	Board Committee	Director Since	Principal Occupation
John P. Dielwart, Chairman	63	Compensation Committee Reserves and HSE Committee Risk Committee	2013	Vice-Chairman of ARC Financial Corp.
Michael B. Decker	66	Compensation Committee Nominating/Corporate Governance Committee	2007	Partner with Wingate Partners
Gregory L. McMichael	67	Audit Committee Compensation Committee Nominating/Corporate Governance Committee Risk Committee	2004	Independent Consultant
Kevin O. Meyers	62	Audit Committee Reserves and HSE Committee	2011	Independent Consultant
Phil Rykhoek	59	N/A	2010	President and Chief Executive Officer of Denbury Resources Inc.
Randy Stein	62	Audit Committee Nominating/Corporate Governance Committee Risk Committee	2005	Independent Consultant
Laura A. Sugg	55	Compensation Committee Reserves and HSE Committee	2012	Independent Consultant
Wieland F. Wettstein	66	Audit Committee Risk Committee	1990	President of Finex Financial Corporation Ltd.



Our directors bring various skills, experience and insight to our Board. Our Board consists of our current President and Chief Executive Officer (Mr. Rykhoek), a former chief executive officer of a public oil and gas company (Mr. Dielwart), two qualified financial experts (Messrs. Wettstein and Stein), a private equity investor and former chief operating officer (Mr. Decker), two engineers with executive industry experience (Mr. Meyers and Ms. Sugg) and a former oil and gas analyst (Mr. McMichael). These Board members were selected in order to give the Board insight from various points of view, all of which relate to various aspects of our business.

With the exception of Mr. Rykhoek, our President and Chief Executive Officer, all of our director nominees are independent. Including a large majority of independent directors on our Board helps ensure our Board provides independent oversight. For more information on director independence, please see *Governance of the Company – Director Independence* below. Our director nominees provide an effective mix of experience and fresh perspective. Including directors with a mix of tenure on the Board helps transition the knowledge of the more experienced directors while providing a broad set of perspectives and experiences. For more information on how director candidates are identified, please see *Governance of the Company – Identification of Director Candidates* below.

Director Nominee Independence

7
Independent
Not Independent
1

Director Nominee Tenure

3
Years on Board
0-5
6-10
>10
3
2

The narratives below provide more specific biographical information and outline the skills and qualifications for each of the Board nominees.

John P. Dielwart



Joined the Board: 2013

Age: 63

Board Committees: Compensation Committee, Reserves and HSE Committee, Risk Committee

Principal Occupation: Vice-Chairman of ARC Financial Corp.

John P. Dielwart has been a director of Denbury since November 2013 and was selected Chairman of the Board in March 2016. Mr. Dielwart is a founder and former Chief Executive Officer, as well as a member of the board of directors, of ARC Resources Ltd. (TSX: ARX.TO) ("ARC"), a publicly traded Canadian oil and gas company and a member of the board of directors of Tesco Corporation (NASDAQ: TESO), a publicly traded oilfield services company, and TransAlta Corporation (TSX: TA.TO), a publicly traded electricity power generator and wholesale marketing company. Mr. Dielwart oversaw the growth of ARC, first as its President and then as Chief Executive Officer from its startup in 1996 until his retirement in January 2013. Mr. Dielwart is currently the Vice-Chairman of ARC Financial Corp., Canada's leading energy-focused private equity manager, a position he assumed after his retirement from ARC. Prior to joining ARC, Mr. Dielwart spent 12 years with a major Calgary-based oil and natural gas engineering consulting firm as Senior Vice President and Director. Mr. Dielwart began his career at a major Calgary-based oil and natural gas company, where he spent five years. Mr. Dielwart served two separate three-year terms as a Governor of the Canadian Association of Petroleum Producers (CAPP), including 18 months (2002 to 2004) as Chairman.

Skills and Qualifications:

Mr. Dielwart is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and received a Bachelor of Science degree (with Distinction) in Civil Engineering from the University of Calgary. In 2015, Mr. Dielwart was inducted into the Calgary Business Hall of Fame. Mr. Dielwart's background in the oil and gas industry, particularly as a founder and former Chief Executive Officer of ARC, provides the Board with extensive and relevant industry knowledge, as well as a managerial and leadership perspective. Mr. Dielwart's experience in overseeing the development of ARC into a successful growth and income company is an asset to both the Board and management.

Michael B. Decker



Joined the Board: 2007

Age: 66

Board Committees: Compensation Committee, Nominating/Corporate Governance Committee

Principal Occupation: Partner with Wingate Partners

Michael B. Decker has been a director of Denbury since December 2007. Mr. Decker has been a partner of Wingate Partners, a Dallas-based private equity investment company, since 1996. Prior to joining Wingate Partners, Mr. Decker held the position of Chief Operating Officer of the Trammell Crow Company. He previously was President of Huffco Group, Inc., an energy exploration company. Mr. Decker currently serves as a board member for Sunrise Oilfield Supply and USA Environment LP. Mr. Decker has served as a consultant for the Boston Consulting Group and has worked as an investment officer for the World Bank.

Skills and Qualifications:

Mr. Decker holds an MBA from the Harvard Business School, a Master of Arts from Oxford University and an Artium Baccalaureatus from Princeton University. Mr. Decker's educational background and current and past roles provide him with significant financial, managerial and leadership experience. Mr. Decker has significant experience in the oil and gas industry, as well as several other industries, which broadens the perspectives he brings to the Board.

Gregory L. McMichael

Joined the Board: 2004

Age: 67

Board Committees: Audit Committee, Compensation Committee, Nominating/ Corporate Governance Committee, Risk Committee

Principal Occupation: Independent Consultant

Gregory L. McMichael has been a director of Denbury since December 2004. Mr. McMichael is currently a self-employed business consultant, having retired in 2004 from his position of Vice President and Group Leader – Energy Research of A.G. Edwards, where he was responsible for all of the firm's equity research in the energy sector. Prior to his employment by A.G. Edwards, which commenced in 1998, Mr. McMichael was Director of Equity Research of Hanifen, Imhoff, Inc. ("Hanifen"), a regional investment banking firm based in Denver, Colorado, for eight years. Prior to his employment by Hanifen, he worked directly in the oil and gas industry for 15 years, most recently as Chief Executive Officer of Point Resources Inc., a privately held oil and natural gas exploration and production company. Mr. McMichael currently serves as a Special Advisor to the board of directors of Matador Resources Company (NYSE: MTDR), a publicly traded oil and gas company. Mr. McMichael has previously served as a director of Matador Petroleum Company, Quest Resource Corporation and Admiral Bay Resources Inc.

Skills and Qualifications:

Mr. McMichael is a National Association of Corporate Directors Board Leadership Fellow and serves on the board of directors of the Colorado chapter. Mr. McMichael's experience in the oil and gas industry, coupled with his service on other boards and experience as an analyst covering the energy sector, provides the Board with broad and extensive analytical perspectives. Mr. McMichael monitors the oil and gas industry and provides the Board with various analyses of relative industry performance.

Kevin O. Meyers

Joined the Board: 2011

Age: 62

Board Committees: Audit Committee, Reserves and HSE Committee

Principal Occupation: Independent Consultant

Kevin O. Meyers has been a director of Denbury since July 2011. Mr. Meyers has more than 35 years of experience in the oil and gas industry, having retired from ConocoPhillips at the end of 2010. Mr. Meyers currently serves on the board of directors of the following publicly traded companies: Hornbeck Offshore Services, Inc. (NYSE: HOS), a provider of offshore service vessels, Precision Drilling Corporation (NYSE: PDS), a provider of drilling equipment and services, Bill Barrett Corporation (NYSE: BBG), an oil and natural gas developer, and Hess Corporation (NYSE: HES), an oil and natural gas exploration and production company. Mr. Meyers previously served on the board of directors of LUKOIL, the World Energy Council, the United States Energy Association, the Board of Regents of the University of Alaska and the Nature Conservancy of Alaska. For the ten years prior to retirement, Mr. Meyers was a senior executive with ConocoPhillips, most recently serving as Senior Vice President Exploration and Production, Americas. Prior to that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian Region, and President of ConocoPhillips Alaska. For the twenty years prior to that, he served in engineering, technical and executive positions with ARCO, last serving as President of ARCO Alaska.

Skills and Qualifications:

Mr. Meyers holds a Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology and Bachelor's degrees in Chemistry and Mathematics from Capital University in Ohio. Mr. Meyers' educational background and extensive industry and technical experience provide the Board with significant insight into the Company's operations and technical matters. His leadership experience with large oil and gas companies further broadens the perspectives he brings to the Board.

Phil Rykhoek

Joined the Board: 2010

Age: 59

Board Committees: N/A

Principal Occupation: President and Chief Executive Officer of Denbury Resources Inc.

Phil Rykhoek has been a director of Denbury since December 2010 and has been the President and Chief Executive Officer of Denbury since June 2009. Since joining the Company in June 1995 through June 2009, Mr. Rykhoek served as Chief Financial Officer, last serving as Senior Vice President, Chief Financial Officer, Secretary and Treasurer. Mr. Rykhoek led the effort to take Denbury public in the United States in 1995 and has been an integral part of senior management for the last 20 years. Before joining Denbury in June 1995, Mr. Rykhoek was co-founder and an executive officer of Petroleum Financial, Inc. ("PFI"), a private company formed in May 1991 to provide accounting, financial and management services on a contract basis to other entities. While at PFI, Mr. Rykhoek was also an officer of Amerac Energy Corporation, where he had been employed in various positions for eight years, last as Vice President and Chief Accounting Officer. Mr. Rykhoek also served as a director of the general partner of Encore Energy Partners L.P. between August 2010 and December 2010 and of the general partner of Genesis Energy, L.P. between May 2002 and February 2010.

Skills and Qualifications:

As Chief Executive Officer of the Company, Mr. Rykhoek is intimately knowledgeable of the day-to-day and strategic operations of the Company, providing the Board with a management perspective.

Randy Stein



Joined the Board: 2005

Age: 62

Board Committees: Audit Committee, Nominating/Corporate Governance Committee, Risk Committee

Principal Occupation: Independent Consultant

Randy Stein has been a director of Denbury since January 2005. Mr. Stein is currently a self-employed business consultant, having retired from PricewaterhouseCoopers LLP, formerly Coopers & Lybrand LLP, in 2000. Mr. Stein was employed for 20 years with PricewaterhouseCoopers LLP, most recently as principal in charge of the Denver, Colorado tax practice. Mr. Stein served as Audit Committee Chairman, Co-Chairman of the Nominating/Corporate Governance Committee and a member of the Compensation Committee of Westport Resources Corp., a Denver-based public oil and gas company, from 2000 until it was acquired in 2004. Mr. Stein is currently a board member and Audit Committee Chairman of Bill Barrett Corporation (NYSE: BBG), an oil and natural gas developer, and also served on the board and audit committee of Koala Corporation, a company engaged in the design, production and marketing of family convenience products, from 2001 through 2005.

Skills and Qualifications:

Mr. Stein's experience in public accounting with a major accounting firm provides our Board with insights into many aspects of the financial reporting and tax issues facing oil and gas companies. Mr. Stein's background also brings additional financial, accounting and tax expertise to the Board through prior experience as a vice president of taxation for a publicly traded oil and gas company, and an expansive understanding of corporate governance and audit committee matters through his service on other boards.

Laura A. Sugg



Joined the Board: 2012

Age: 55

Board Committees: Compensation Committee, Reserves and HSE Committee

Principal Occupation: Independent Consultant

Laura A. Sugg has been a director of Denbury since January 2012. Ms. Sugg currently serves on the board of directors of the Williams Companies, Inc. (NYSE: WMB), a publicly traded energy infrastructure company, and Murphy Oil Corporation (NYSE: MUR), a publicly traded international oil and gas company. She previously served on the board of directors of Mariner Energy Inc., Huber Energy and Williams Partners L.P. Ms. Sugg is a retired senior executive of ConocoPhillips, serving over 20 years in diverse roles of increasing responsibility, last serving as President of the Australasia Division. In this role, Ms. Sugg was in charge of profit and loss and growth for ConocoPhillips' operations in Australia and East Timor. Prior to her role as President of the Australasia Division, Ms. Sugg served as ConocoPhillips' General Manager E&P Human Resources, ConocoPhillips' midstream executive responsible for the profit and loss, health, safety and environment, and operations for its gas gathering, processing, and fractionation business in the U.S., Canada and Trinidad and Vice President Worldwide Gas.

Skills and Qualifications:

Ms. Sugg has a Bachelor's degree in Chemical Engineering from Oklahoma State University and is a member of the National Association of Corporate Directors. Ms. Sugg's background brings extensive industry, operational and technical experience to the Board. Her experience also extends to human resources, compensation and financial matters, which combined with her leadership experience in a large oil and gas company, exemplifies the diverse perspectives she brings to the Board.

Wieland F. Wettstein



Joined the Board: 1990

Age: 66

Board Committees: Audit Committee, Risk Committee

Principal Occupation: President of Finex Financial Corporation Ltd.

Wieland F. Wettstein has been a director of Denbury since 1990 and Chairman of the Board from May 2008 to March 2016, including between June 2009 and October 2010 when he acted as Co-Chairman of the Board. Mr. Wettstein was a founding stockholder and director of Denbury, and held the position of Chairman of the Board from its inception to 1995. Mr. Wettstein is the President of Finex Financial Corporation Ltd. ("Finex"), an investment company in Calgary, Alberta which he also controls, a position he has held since November 2003. Prior to that, Mr. Wettstein was Executive Vice President of Finex since its founding in 1987. Under his leadership, Finex developed into a diversified merchant banking operation with actively managed interests in real estate development, emerging energy companies, participation lending, infrastructure leasing and venture capital. Mr. Wettstein has been a director of numerous Canadian public and private companies during the past 31 years and has been a founding shareholder, director and chairman of several oil and gas companies. Mr. Wettstein currently serves as a director and member of the audit committee of Journey Energy Inc. (TSX: JOY.TO), a publicly traded Canadian oil and gas company.

Skills and Qualifications:

Mr. Wettstein is a Chartered Accountant. Mr. Wettstein's long association with the Company and extensive industry knowledge allow him to provide valuable insights to the Board. In addition, his financial background, leadership experience and service on the boards of several other oil and gas companies over his career provide him invaluable perspectives in the Board's oversight of the Company's execution of its long-term business strategy.

Vote Required

As described above, in order for a nominee to be elected as a director, where a quorum is present, such nominee must receive the affirmative vote of a majority of the votes cast with respect to such nominee at the annual meeting. A majority of votes cast means that the number of shares voted "for" a nominee's election must exceed the number of shares voted as "withhold" for such nominee's election, with abstentions and broker non-votes not being counted as votes cast for purposes of the election of directors. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.

Board of Directors' Recommendation

Our Board of Directors recommends that stockholders vote FOR election of each of the foregoing director nominees.

GOVERNANCE OF THE COMPANY

The business, properties and affairs of the Company are managed by the Chief Executive Officer under the direction of the Board. The Board has responsibility for establishing broad corporate policies and for the overall performance and direction of the Company. Other than involvement by the Company's Chief Executive Officer, the Board is not involved in the day-to-day operations of the Company. Board members keep informed of the Company's business by participating in Board meetings, attending committee meetings, reviewing regularly provided analyses and reports and engaging in thorough discussions with the Chief Executive Officer and other officers of the Company. Our Board and senior management spend significant time implementing corporate governance guidelines, policies and practices that uphold our core values, align with our corporate governance commitments and support our business sustainability.

Board Leadership Structure

In March 2016, the Board selected John P. Dielwart to serve as Chairman of the Board, replacing Wieland F. Wettstein, who had served as Chairman of the Board since May 2008. Phil Rykhoek serves as our President and Chief Executive Officer. The separation of the positions of Chief Executive Officer and Chairman of the Board allows our Chief Executive Officer to focus on the day-to-day leadership and performance of the Company and allows our Chairman of the Board to lead the Board in its fundamental role of providing advice and oversight to management. The Board recognizes that no single leadership structure is right for all companies, and depending on the circumstances, other leadership structures might be appropriate. The Board believes the current leadership structure is effective and appropriate, creates a separation of executive powers by providing a Chairman with whom the Chief Executive Officer can discuss issues facing the Company, and provides a significant voice to non-management directors.

Presiding Director

John P. Dielwart, our Chairman of the Board, is the presiding director at the meetings of non-management directors. To contact him, please address your letters to:

Denbury Resources Inc.
Attn: Chairman of the Board of Directors
5320 Legacy Drive
Plano, Texas 75024

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that address significant issues of corporate governance and set forth the procedures by which the Board carries out its responsibilities. The primary responsibility of the Board as memorialized in the Corporate Governance Guidelines is the "maximization of long-term stockholder value for the Company's stockholders, with due regard for the Company's employees and other stakeholders." Among the areas addressed by the guidelines are assessing of risk, director qualifications, director responsibilities, selection and election of directors, director compensation and tenure, Board committee responsibilities, director orientation and continuing education, director access to management and succession planning, the number of Board meetings, and Board and committee performance evaluations. The Nominating/Corporate Governance Committee is responsible for assessing and periodically reviewing the adequacy of these guidelines. The guidelines are available on the Company's website at www.denbury.com, under the "About Denbury – Corporate Governance" link.

Risk Oversight

The Board is responsible for oversight of our risk assessment and risk management. The Board strives to effectively oversee our enterprise-wide risk management while maximizing the long-term value for our stockholders, with due regard for our employees and other stakeholders. The Board receives regular updates from, and maintains an active dialogue with, members of our management team and Internal Audit Department about existing risk management processes and how management identifies, assesses and responds to our most significant risk exposures. These interactions enable the Board to evaluate whether management is appropriately managing our most significant risks.

The Board also relies on, and has delegated certain aspects of its oversight responsibility to, its committees to assist the Board with its overall risk assessment and risk management responsibilities. Each committee reviews and assesses with management risk-related matters within the scope of its responsibilities and reports regularly to the Board on such risk-related matters. For example: the Audit Committee oversees our guidelines and policies with respect to risk assessment and risk management, as well as our major financial risk exposures and the steps management has taken to monitor and control such exposures; the Risk Committee oversees our principal business, financial and operational risks, and our other material risks and exposures, and the actions, activities and initiatives we undertake to mitigate such risks and exposures; the Nominating/Corporate Governance Committee oversees risks relating to our corporate governance matters and legislative affairs and activities and matters related thereto; the Compensation Committee oversees the extent to which risks arising from our compensation policies and practices are reasonably likely to have a material adverse effect on us; and the Reserves and Health, Safety and Environmental Committee oversees the independent reserves engineers' identification of issues and business risks and exposures, and our health, safety and environmental policies, practices and procedures and management's assessments of high risk areas with respect thereto.

Identification of Director Candidates

The Nominating/Corporate Governance Committee is responsible for identifying and reviewing director candidates to determine whether they qualify and should be considered for membership on the Board. The Nominating/Corporate Governance Committee has not established a specific minimum or maximum age, level of education, years of experience or specified types of skills for potential director candidates, but in general, consideration is given to the candidates' business and professional backgrounds, and the committee seeks candidates with outstanding integrity, achievements, judgment and other skills and experience that will enhance the Board's ability to serve the long-term interests of the Company and its stockholders. The Board and the Nominating/Corporate Governance Committee aim to assemble a diverse group of Board members and believe that no single criterion, such as gender or minority status, is determinative in obtaining diversity on the Board. The Board defines diversity as differences of viewpoint, professional experience, education and skills, such as serving on other public company boards, the balance of business interest and experience of the candidate as compared to the incumbent or other nominated directors, and the need for any particular expertise on the Board or one of its committees. Members of the Board will be asked to submit recommendations when there is an opening or anticipated opening for a director position. The Nominating/Corporate Governance Committee may also use outside sources or third parties to find potential director candidates, and similarly may use the services of outside sources or third parties to evaluate or assist in evaluating nominees brought to their attention.

The Nominating/Corporate Governance Committee will also consider director candidates recommended by the stockholders in accordance with the Company's Bylaws. For information on how to recommend a director candidate, refer to *Stockholder Proposals for Our 2017 Annual Meeting of Stockholders – Advanced Notice of Nominations or Proposed Business for Our 2017 Annual Meeting of Stockholders* below.

Director Independence

The Company's Bylaws provide that at least two-thirds of the members of the Board will be independent under the rules of the New York Stock Exchange ("NYSE") and its corporate governance listing standards. Additionally, each of the Board committee charters requires that members of that committee be independent. The Board has affirmatively determined that all nominees for director, with the exception of Mr. Rykhoek, the Company's President and Chief Executive Officer, qualify as independent directors under these standards based on its review of all relevant facts and circumstances.

Code of Conduct and Ethics

The Company has a Code of Conduct and Ethics that applies to its officers, employees and directors. This code assists employees in resolving ethical issues that may arise in complying with Denbury's policies. Our Code of Conduct and Ethics is a values-based document organized around Denbury's five core values: Integrity, Teamwork, Innovation, Excellence and Respect. It exemplifies Denbury's commitment to "Doing Right" in the conduct of its business.

The Company's Chief Executive Officer and Senior Financial Officers are also subject to the Code of Ethics for Senior Financial Officers. The purpose of both codes is to promote, among other things:

- ethical handling of actual or apparent conflicts of interest;
- full, fair, accurate and timely disclosure in filings with the SEC and in other public disclosures;
- compliance with the law and other regulations;
- protection of the Company's assets;
- compliance with insider trading policies; and
- prompt internal reporting of violations of the codes.

Both of these codes are available on the Company's website at www.denbury.com, under the "About Denbury – Corporate Governance" link. Any waiver of these codes with respect to executive officers and directors of the Company may be made only by the Board and will be disclosed to stockholders on the Company's website, along with any amendments to these codes, to the extent required by applicable law, NYSE rules or regulations.

Related Party Transactions

Related Party Transactions Policy and Process

Under the Company's Related Party Transactions Policy, the Nominating/Corporate Governance Committee is charged with reviewing and approving or ratifying all transactions, other than those non-material transactions specifically excluded in the policy, between the Company and a "Related Party." Under the Company's Related Party Transactions Policy, "Related Parties" are the Company's directors and executive officers, beneficial owners that hold more than 5% of any class of the Company's voting securities, as well as immediate family members of any such directors, executive officers and beneficial owners. The Company's Related Party Transactions Policy is available on the Company's website at www.denbury.com, under the "About Denbury – Corporate Governance" link.

Certain Related Party Transactions

Tortuga Investment Corp. ("Tortuga"), a corporation solely owned by Ronald G. Greene (a former director of the Company through May 2015), purchased $5 million principal amount of 6⅜% Senior Subordinated Notes Due 2021 (the "6⅜% Notes") on February 17, 2011. In the year ended December 31, 2015, Tortuga received interest payments on the 6⅜% Notes of $318,750 on the same terms as all other holders of the 6⅜% Notes.

Communication with the Board

The Board has approved a process by which stockholders or other interested parties may contact the members of the Board. All parties wanting to communicate with the Board should address letters to:

Denbury Resources Inc.
Attn: Corporate Secretary
5320 Legacy Drive
Plano, Texas 75024

In addition, interested parties may e-mail the Corporate Secretary and Board members at: secretary@denbury.com. All such communications will be forwarded by the Corporate Secretary directly to the Board.

BOARD MEETINGS, ATTENDANCE AND COMMITTEES

The Board met 12 times during the year ended December 31, 2015, including telephonic meetings. All directors attended at least 75% of the Board meetings held in 2015. Mr. Wettstein, Chairman of the Board in 2015, acted as chairman of each Board meeting. The Board took all other actions by unanimous written consent during 2015 in accordance with the terms of the Company's Bylaws. In addition, all directors attended at least 75% of all meetings of each of the committees on which they served. In March 2016, the Board selected John P. Dielwart to serve as Chairman of the Board, replacing Mr. Wettstein, who had served as Chairman of the Board since May 2008.

At each in-person meeting, the Board holds an executive session with the non-management Board members. Mr. Wettstein, Chairman of the Board in 2015, was chosen by the independent Board members to chair these executive sessions.

The Company encourages the directors to attend the annual meeting of stockholders, but does not have a policy that all of the directors must be present. All of the directors attended last year's annual meeting of stockholders.

During 2015, the Board had an Audit Committee, Compensation Committee, Reserves and HSE Committee, Nominating/Corporate Governance Committee and Risk Committee. At each Board meeting in 2015, the Chairpersons of each committee provided a report on their committee's activities and findings from their most recent meetings. The Board and Board committees had the following number of meetings during 2015, including telephonic meetings:

Committee	Number of Meetings in 2015
Board	12
Audit	9
Compensation	4
Reserves and HSE	7
Nominating/Corporate Governance	4
Risk Committee	4

The table below shows the Committee memberships at March 31, 2016.

Name	Audit	Compensation	Reserves and HSE	Nominating/ Corporate Governance	Risk
John P. Dielwart, Chairman		X	X		X
Michael B. Decker		X		Chairman	
Gregory L. McMichael	X	X		X	Chairman
Kevin O. Meyers	X		Chairman		
Phil Rykhoek					
Randy Stein	Chairman			X	X
Laura A. Sugg		Chairwoman	X		
Wieland F. Wettstein	X				X

Audit Committee

The Audit Committee is comprised of four independent directors: Messrs. McMichael, Meyers, Stein and Wettstein, with Mr. Stein acting as chairman. The primary purpose of the Audit Committee, which is discussed in detail in its charter, is to (a) select, oversee and evaluate the Company's independent registered public accounting firm, (b) oversee and evaluate the Company's internal audit function and (c) provide assistance to the Board in fulfilling its oversight responsibility with respect to:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the independence and qualifications of the Company's independent registered public accounting firm;
- the preparation of required disclosures for the Company's financial statement filings with the SEC; and
- the evaluation as to whether the Company has effective processes for risk assessment and risk management.

The Audit Committee meets regularly with financial management, the Company's Director of Internal Audit and the independent registered public accounting firm to review financial accounting and reporting and financial controls of the Company. The Audit Committee reviews and gives prior approval for audit and permitted non-audit services and related fees of the independent registered public accounting firm. The Director of Internal Audit and the independent registered public accounting firm have unrestricted access to the Audit Committee and periodically meet with the Audit Committee without management representatives present to discuss the results of their examinations and their opinions. The Audit Committee has the power to conduct internal audits and investigations, reviews recommendations or suggestions for changes in accounting procedures, and has the power to initiate or supervise any special investigations it may choose to undertake. Each year, the Audit Committee recommends to the Board (for ratification by the stockholders) an independent registered public accounting firm (see *Audit Matters – Proposal Four*).

The NYSE and SEC have adopted standards with respect to independence and financial literacy of the members of audit committees of public companies (including our Audit Committee). The standards require that all of the members of such audit committees be independent and that they all be able to read and understand fundamental financial statements, including balance sheets, income statements and cash flow statements. Additionally, at least one member of the audit committee must qualify and be designated as an "audit committee financial expert." The financial expert must be knowledgeable in the application of generally accepted accounting principles, the understanding and preparation of financial statements, accounting for estimates, accruals and reserves, internal accounting controls and audit committee functions. Such knowledge is to have been obtained through past education and experience in positions of financial oversight. Both Messrs. Stein and Wettstein have such experience and have been designated as "audit committee financial experts." All members of the Audit Committee satisfy the criteria for both independence and financial literacy.

The Audit Committee charter is available on our website at www.denbury.com, under the "About Denbury – Corporate Governance" link.

Compensation Committee

The Compensation Committee is comprised of four independent directors: Messrs. Decker, Dielwart and McMichael and Ms. Sugg, with Ms. Sugg acting as chairwoman. The primary purpose of the Compensation Committee is to provide assistance to the Board in discharging its oversight responsibilities relating to the compensation and development of the Chief Executive Officer and other officers, and to oversee and administer the Company's equity and other compensation and benefit plans. The Compensation Committee's duties and responsibilities, which are discussed in detail in its charter, include:

- recommending for adoption by the Board, a general compensation program and salary structure for the Company and reviewing the program annually, recommending to the Board overall salary increases, bonuses and other annual compensation, and proposing modifications to the compensation program as deemed necessary;

- reviewing and approving on at least an annual basis the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of these goals and objectives, and, together with the other independent, non-employee, outside directors of the Board, determining and approving the Chief Executive Officer's compensation based on this evaluation, as well as, in consultation with the Chief Executive Officer, evaluating the performance of, and reviewing and recommending for adoption by the Board the compensation of, all other senior executives on an annual basis;
- recommending to the Board the adoption of, or material modifications to, the Company's incentive compensation plans, deferred compensation plans and equity-based plans, granting awards under these plans, and administering these plans; and
- reviewing and discussing with management the compensation discussion and analysis and preparing and approving the Compensation Committee Report, both of which are included in this proxy statement.

The Compensation Committee charter is available on the Company's website at www.denbury.com, under the "About Denbury – Corporate Governance" link.

Reserves and Health, Safety and Environmental ("Reserves and HSE") Committee

The Reserves and HSE Committee is comprised of three independent directors: Ms. Sugg and Messrs. Dielwart and Meyers, with Mr. Meyers acting as chairman. The primary purpose of the Reserves and HSE Committee is to provide assistance to the Board in discharging its oversight responsibilities relating to (a) the Company's independent reserves engineer, (b) information regarding the Company's reserves and (c) the Company's health, safety and environmental policies, practices and procedures. The Reserves and HSE Committee's duties and responsibilities, which are discussed in detail in its charter, include:

- evaluating and recommending for selection by the Board, the Company's independent reserves engineer;
- reviewing and monitoring the independence of the Company's independent reserves engineer;
- reviewing with management and the independent reserves engineer the calculation and reporting of the Company's oil, natural gas, CO_2 and helium reserves;
- reviewing with management the Company's health, safety and environmental policies, practices and procedures and assessments of relevant high risk areas of each;
- reviewing the Company's strategy and initiatives in the area of corporate social responsibility; and
- reviewing the Company's reports regarding corporate responsibility activities prior to publication.

The Reserves and HSE Committee charter is available on the Company's website at www.denbury.com, under the "About Denbury – Corporate Governance" link.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee is comprised of three independent directors: Messrs. Decker, McMichael and Stein, with Mr. Decker acting as chairman. The primary purpose of the Nominating/Corporate Governance Committee is to provide assistance to the Board in discharging its oversight responsibilities relating to effective corporate governance. The Nominating/Corporate Governance Committee's duties and responsibilities, which are discussed in detail in its charter, include:

- identifying, recruiting, screening, interviewing and recommending for selection by the Board, individuals qualified to become members of the Board (see *Governance of the Company – Identification of Director Candidates*);
- recommending to the Board and overseeing the evaluation by the Board of, the director nominees to be presented for stockholder approval at the annual meeting of stockholders or for appointment by the Board if a vacancy occurs between annual meetings;
- developing and recommending to the Board for its approval an annual self-evaluation process of the Board and its committees;
- monitoring the education, orientation and training needs of directors of the Board;

- developing and recommending to the Board for its approval various codes of conduct and ethics and a set of corporate governance guidelines;
- recommending to the Compensation Committee director compensation and benefits on an annual basis; and
- reviewing, approving, or ratifying if appropriate, any related party transactions and any material amendments or modifications to such related party transactions pursuant to the Company's Related Party Transactions Policy.

The Nominating/Corporate Governance Committee charter is available on the Company's website at www.denbury.com, under the "About Denbury – Corporate Governance" link.

Risk Committee

The Risk Committee is comprised of four independent directors: Messrs. Dielwart, McMichael, Stein and Wettstein, with Mr. McMichael acting as chairman. The primary purpose of the Risk Committee is to provide assistance to the Board in discharging its oversight responsibilities relating to the Company's principal business, financial and operational risks, and other material risk exposures, and the actions, activities and initiatives of the Company to mitigate such risks and exposures, in each case to the extent such oversight is not otherwise the duty or responsibility of other committees of the Board. The Risk Committee's duties and responsibilities, which are discussed in detail in its charter, include:

- reviewing and evaluating management's identification of the major risks to the Company's business;
- reviewing the principal financial risks, exposures and liabilities undertaken or assumed by the Company;
- reviewing the Company's hedging activities;
- reviewing the Company's insurance programs and policies; and
- reviewing other material risk exposures as directed by the Board.

The Risk Committee charter is available on the Company's website at www.denbury.com, under the "About Denbury – Corporate Governance" link.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the number of shares of Denbury common stock beneficially owned as of February 29, 2016 by (i) each stockholder known by the Company to beneficially own more than 5% of our issued and outstanding common stock, (ii) each executive officer of the Company named in the Summary Compensation Table (our named executive officers), (iii) each director of the Board and (iv) all directors and executive officers as a group. Unless otherwise indicated, each stockholder identified in the table is believed to have sole voting and investment power with respect to the shares beneficially held. The percent of outstanding shares is calculated on the basis of 347,358,200 shares of Denbury common stock outstanding (which excludes treasury shares) as of February 29, 2016.

Name of Beneficial Owner	Beneficial Ownership of Common Stock as of February 29, 2016		
	Shares		Percent of Shares Outstanding
Directors and Executive Officers:			
John P. Dielwart	72,758	(1)	*
Michael B. Decker	145,135	(1)(2)	*
Gregory L. McMichael	67,892	(1)(2)(3)	*
Kevin O. Meyers	65,543	(1)	*
Randy Stein	117,454	(1)(2)	*
Laura A. Sugg	52,443	(1)	*
Wieland F. Wettstein	296,107	(1)(2)(4)	*
Phil Rykhoek	1,035,034	(2)(5)	*
Mark C. Allen	699,550	(2)(5)	*
Jim Matthews	113,060	(5)	*
Christian S. Kendall	300,000	(5)	*
Brad Kerr	14,814	(5)	*
All of the executive officers and directors as a group (12 persons)	2,979,790	(6)	*
5% or more Stockholders			
SailingStone Capital Partners LLC	41,780,005	(7)	12.0%
Capital Research Global Investors	33,015,635	(8)	9.5%
BlackRock, Inc.	25,033,282	(9)	7.2%
The Vanguard Group	24,832,022	(10)	7.1%
State Street Corporation	23,739,474	(11)	6.8%
Artisan Partners Limited Partnership	21,550,545	(12)	6.2%
Sprucegrove Investment Management Ltd.	20,179,200	(13)	5.8%

*   Indicates less than 1%.
(1)   Includes 22,441 shares of unvested restricted common stock which will vest on May 18, 2016. In addition to the foregoing vesting provisions, unvested awards will vest upon the holder's death or disability or a change in control of the Company.
(2)   Does not include stock appreciation rights ("SARs") for which the closing price of Denbury common stock on February 29, 2016, was below the various strike prices.
(3)   Includes 12,837 shares of unvested deferred stock units which will vest, but still be subject to deferral, on January 1, 2017. In addition to the foregoing vesting provisions, these awards will vest upon the holder's death or disability or a change in control of the Company.
(4)   Includes 90,072 shares of common stock held by Mr. Wettstein's spouse.
(5)   Includes the following shares of common stock (as shown in the table below) for each individual which they respectively have the right to acquire pursuant to: (a) shares of unvested restricted common stock which vest on

the dates listed or at the time the executive (i) becomes retirement eligible and (ii) has held the restricted common stock for one year from the date of grant; (b) shares of unvested restricted common stock that vest ratably between January 31, 2016 and the date the officer becomes retirement eligible; (c) shares of unvested restricted common stock which vest on the date the executive (i) becomes retirement eligible and (ii) has held the restricted common stock for one year from the date of grant; and (d) shares related to the performance-based TSR (total shareholder return) award granted in 2013 and the capital efficiency performance-based operational award granted in 2015, which vested at 25% and 0%, respectively, of the targeted level on March 31, 2016 (see *Results of Performance-Based Compensation for Year-Ended 2015*). The holders of the performance-based stock do not have voting rights with respect to such shares until such shares vest. In addition to the foregoing vesting provisions, all of these shares will vest upon a holder's death or disability or a change in control of the Company.

		Phil Rykhoek	Mark C. Allen	Christian S. Kendall	Jim Matthews	Brad Kerr
Unvested Restricted Stock - Vested on March 31, 2016	(a)	79,308	34,436	—	16,665	—
Unvested Restricted Stock - Vesting on September 8, 2016	(a)	—	—	102,000	—	—
Unvested Restricted Stock - Vesting on January 9, 2017	(a)	—	26,860	—	13,814	—
Unvested Restricted Stock - Vesting on March 31, 2017	(a)	—	35,951	—	18,489	—
Unvested Restricted Stock - Vesting on June 16, 2017	(a)	—	—	—	—	—
Unvested Restricted Stock - Vesting on September 8, 2017	(a)	—	—	99,000	—	—
Unvested Restricted Stock - Vesting on January 9, 2018	(a)	—	26,861	—	13,814	—
Unvested Restricted Stock - Vesting on March 31, 2018	(a)	—	—	—	—	—
Unvested Restricted Stock - Vesting on September 8, 2018	(a)	—	—	99,000	—	—
Unvested Restricted Stock - Ratably & Retirement Vesting	(b)	27,224	73,664	—	—	—
Unvested Restricted Stock - Retirement Eligible Vesting on August 14, 2016	(c)	204,966	—	—	—	—
Capital Efficiency Operational Performance-Based Awards - Vested on March 31, 2016	(d)	—	—	—	—	—
TSR Performance-Based Awards - Vested on March 31, 2016	(d)	14,162	6,149	—	2,976	—
Total		325,660	203,921	300,000	65,758	—

(6)   Shares beneficially owned by these executive officers and directors as a group include 1,041,976 shares of restricted stock which vest over time and 23,287 performance-based awards, which vested on March 31, 2016. This amount does not include SARs held by certain executive officers for which the closing price of Denbury common stock on February 29, 2016, was below the various strike prices.

(7)   Information based on Schedule 13G/A filed with the SEC on February 16, 2016. SailingStone Capital Partners LLC claims sole voting and dispositive power of 41,780,005 shares. The address of SailingStone Capital Partners LLC is One California Street, 30th Floor, San Francisco, California 94111. RS Global Natural Resources Fund claims sole voting and dispositive power of 19,613,509 shares. RS Global Natural Resources Fund is sub-advised by SailingStone Capital Partners LLC. The address of RS Global Natural Resources Fund is One Bush Street, Suite 900, San Francisco, California 94104.

(8)   Information based on Schedule 13G filed with the SEC on February 16, 2016. Capital Research Global Investors claims sole voting and dispositive power of 33,015,635 shares. The address of Capital Research Global Investors is 333 South Hope Street, Los Angeles, California 90071.

(9)   Information based on Schedule 13G/A filed with the SEC on February 10, 2016. BlackRock, Inc. claims sole voting power of 23,278,553 shares and dispositive power of 25,033,282 shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(10) Information based on Schedule 13G/A filed with the SEC on February 11, 2016. The Vanguard Group claims sole voting power of 255,868 shares, shared voting power of 21,600 shares, sole dispositive power of 24,575,654 shares and shared dispositive power of 256,368 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(11) Information based on Schedule 13G filed with the SEC on February 12, 2016. State Street Corporation claims shared voting and dispositive power of 23,739,474 shares. The address of State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111.

(12) Information based on Schedule 13G/A filed with the SEC on February 2, 2016. Artisan Partners Limited Partnership claims shared voting power of 20,883,174 shares and shared dispositive power of 21,550,545 shares. The address of Artisan Partners Limited Partnership is 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202.

(13) Information based on Schedule 13G filed with the SEC on February 10, 2016. Sprucegrove Investment Management Ltd. claims sole voting power of 13,155,900 shares, shared voting power of 7,023,300 shares and sole dispositive power of 20,179,200 shares. The address of Sprucegrove Investment Management Ltd. is 181 University Avenue, Suite 1300, Toronto, Ontario, Canada M5H 3M7.

MANAGEMENT

The names, ages and positions held by our officers are set forth below. Each officer holds office until his or her successor is chosen and qualifies or until their earlier resignation or removal in accordance with our Bylaws. Set forth below the table is a description of the business experience of each of our current officers.

Name	Age	Position
Phil Rykhoek	59	Director, President and Chief Executive Officer
Mark C. Allen	48	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Christian S. Kendall	49	Chief Operating Officer
Jim Matthews	54	Senior Vice President, General Counsel and Secretary
Dan E. Cole	63	Vice President – Commercial Development and Governmental Relations
Matthew Dahan	52	Vice President – North Region Production Operations
John Filiatrault	50	Vice President – CO_2 Supply and Pipelines
Steve McLaurin	49	Vice President and Chief Information Officer
Alan Rhoades	51	Vice President and Chief Accounting Officer
Whitney Shelley	48	Vice President and Chief Human Resources Officer
David Sheppard	44	Vice President – Drilling and Projects

Phil Rykhoek is a Director, President and Chief Executive Officer of Denbury. Biographical information for Mr. Rykhoek is included under *Proposal One – Election of Directors.*

Mark C. Allen, Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary, is a Certified Public Accountant. Mr. Allen served as Vice President and Chief Accounting Officer from the time he joined Denbury in April 1999 until June 2009 when he became Senior Vice President and Chief Financial Officer. Before joining Denbury, Mr. Allen was Manager of Financial Reporting for ENSCO International Incorporated from November 1996 to April 1999. Prior to November 1996, Mr. Allen was a manager in the accounting firm of Price Waterhouse LLP. Mr. Allen also served as a director of Genesis Energy, L.P. between June 2006 and February 2010 and Encore Energy Partners GP LLC between August 2010 and December 2010.

Christian S. Kendall, Chief Operating Officer, joined Denbury in September 2015. Prior to joining Denbury, Mr. Kendall was employed at Noble Energy, Inc. ("Noble"), where he most recently served as a member of Noble's executive management and as part of its operations leadership team as Senior Vice President, Global Operations Services. Prior to that, Mr. Kendall served as Vice President, Gulf of Mexico (2011-2014), and as Business Unit Manager and Vice President, Noble Energy Mediterranean Ltd (2007-2011), having been with Noble since 2001. Mr. Kendall began his career with Mobil Oil Corporation in 1989 and, in total, has over 27 years of oil and gas industry experience in domestic and international operations roles. Mr. Kendall holds a Bachelor of Science degree in Engineering, Civil Specialty, from the Colorado School of Mines.

Jim Matthews, Senior Vice President, General Counsel and Secretary, has served as the Company's General Counsel since joining Denbury in January 2012 and as a Senior Vice President since May 2014. Mr. Matthews was a partner with the law firm of Vinson & Elkins LLP from 2001 until joining Denbury in 2012, with a primary focus on representing companies in oil and gas finance transactions. Mr. Matthews served as Managing and Administrative Partner of Vinson & Elkins' Tokyo office during his last three years with the firm. Mr. Matthews holds a Bachelor of Arts degree from Vanderbilt University, a Master's degree from Ohio University and a Juris Doctor degree from Emory University School of Law.

Dan E. Cole, Vice President – Commercial Development and Governmental Relations, joined Denbury as an officer in October 2006. Prior to joining Denbury, Mr. Cole was Director of the Mississippi/Alabama Business Unit for Plains Marketing, LP since April 2004, and Manager, Gulf Coast Region for EOTT Operating for the prior eight years before it was acquired by Plains Marketing. Mr. Cole has more than 36 years of marketing, transportation and supply experience in the natural gas and crude oil industry. Mr. Cole received his Bachelor of Business Administration degree from Texas A&M University.

Matthew Dahan, Vice President – North Region Production Operations, joined Denbury in October 2010 and has over 31 years of oil and gas experience. Prior to being named Vice President in June 2014, Mr. Dahan served as Denbury's Asset Manager for the Cedar Creek Anticline and as Reservoir Engineering Manager for the North Region. Before joining Denbury, Mr. Dahan served as Technical Director for Delta Hydrocarbons, BV in the Netherlands and Director of its affiliates Trefoil E&P S.L., Argentina and Delta Hydrocarbons Hungary Kft. Earlier in his career, Mr. Dahan also worked for Mobil Oil Corporation and Saudi Aramco in various engineering and supervisory roles, both domestically and internationally. Mr. Dahan earned his Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines.

John Filiatrault, Vice President – CO_2 Supply & Pipelines, joined Denbury as an officer in June 2010. Prior to joining the Company, Mr. Filiatrault's career spanned 23 years in the energy industry with Natural Gas Pipeline Company of America, El Paso Corporation and Kinder Morgan in a variety of assignments relating to engineering and operations. Mr. Filiatrault's most recent assignments were Director, Risk Engineering and Director of Gas Pipeline Operations with Kinder Morgan. Mr. Filiatrault received his Bachelor of Science degree in Civil Engineering from Valparaiso University and his Master of Business Administration degree from Samford University.

Steve McLaurin, Vice President and Chief Information Officer, joined Denbury as an officer in January 2011. Prior to joining Denbury, Mr. McLaurin was a partner with PricewaterhouseCoopers LLP, IBM and SolomonEdwardsGroup. Mr. McLaurin has more than 26 years of experience working with leading organizations and helping them manage their information technology solutions. He started his career as a systems analyst at General Dynamics. Mr. McLaurin holds a Bachelor of Science degree in Computer Science from Evangel University and is a Certified Information Systems Auditor (CISA).

Alan Rhoades, Vice President and Chief Accounting Officer, is a Certified Public Accountant. Mr. Rhoades has served as the Company's Chief Accounting Officer since July 2009. Before joining Denbury in July 2003, Mr. Rhoades was Assistant Controller for Amerada Hess Corporation from 2001 to 2003, and held that same position for Triton Energy Limited from 1996 until it was acquired by Amerada Hess Corporation in 2001. Prior to joining Triton Energy Limited, Mr. Rhoades was a manager in the accounting firm of KPMG LLP. Mr. Rhoades received his Bachelor of Business Administration degree from the University of Texas at Arlington and is a licensed CPA in the state of Texas.

Whitney Shelley, Vice President and Chief Human Resources Officer, joined Denbury as an officer in November 2009. Prior to joining Denbury, Ms. Shelley was Executive Vice President of Human Resources for Bank of America from 2004 until 2008. Ms. Shelley received her Microsoft Certified Systems Engineer (MCSE) certification in 1994 and graduated with a Bachelor of Science degree from the University of North Texas.

David Sheppard, Vice President – Drilling and Projects, joined Denbury as an officer in November 2015 and has more than 21 years of experience in the oil and natural gas industry. Prior to joining Denbury, Mr. Sheppard was employed at Noble where he held a variety of leadership roles, most recently as the Director of Global Drilling. Mr. Sheppard's experience and responsibilities at Noble have included onshore and offshore drilling, development projects, and production engineering. Mr. Sheppard earned his Bachelor of Science degree in Petroleum Engineering from Texas A&M University.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (this "CD&A") provides you with a detailed description of our executive compensation objectives, philosophy and programs, the compensation decisions we have made under those programs, and the rationale and details supporting specific compensation decisions. While this CD&A focuses on the compensation of (i) our President and Chief Executive Officer, (ii) our Chief Financial Officer, (iii) our two other most highly compensated executive officers for 2015 and (iv) a former executive officer who would have been included as one of the most highly compensated executive officers had he remained an executive officer of the Company through the end of 2015 (our "named executive officers"), it also provides a description of our overall executive compensation program. Our named executive officers for 2015 were as follows:

Name	Title
Phil Rykhoek	President and Chief Executive Officer
Mark C. Allen	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Christian S. Kendall [1]	Chief Operating Officer
Jim Matthews	Senior Vice President, General Counsel and Secretary
Brad Kerr [2]	Former Senior Vice President – Development, Technical and Innovation

(1) Mr. Kendall joined the Company in September 2015.
(2) Mr. Kerr resigned from his position as Senior Vice President – Development, Technical and Innovation effective September 21, 2015.

Consistent with the Company's overall emphasis on teamwork, our President and Chief Executive Officer and our other named executive officers often function together as a committee or a team, which we refer to as our "senior management team" or "senior management." This CD&A should be read in conjunction with the Summary Compensation Table on page 48 which details the compensation earned in 2015, 2014 and 2013 by our named executive officers, reported in accordance with SEC rules.

Executive Summary

2015 Performance

Our Compensation Committee has made performance-based compensation an increasingly important element of our executive compensation in recent years. Accordingly, it is important to review and understand our performance when looking at our 2015 executive compensation. While the Company's 2015 operating results were primarily and negatively affected by low commodity prices, we had a number of important business developments and accomplishments in 2015, including the following:

- Generated $391.7 million of cash flow from operations in excess of incurred development capital expenditures and dividends;
- Reduced borrowings under our bank credit facility by $220.0 million from the level outstanding as of December 31, 2014;
- Maintained average daily total production at roughly 98% of 2014 levels despite a reduction of more than 60% in development capital spending;
- Continued the reduction in our recurring lease operating expenses on a per barrel of oil equivalent basis in each of our last eight quarters, for a total reduction of 26% between the fourth quarter of 2013 and fourth quarter of 2015;
- Reduced carbon dioxide injection quantities by approximately 14% primarily due to increased efficiency, which contributed to the reduction in operating costs;
- Modified certain of our bank credit facility covenants through 2018 to help mitigate concern around our ability to access our bank credit line if oil prices remain low for an extended period of time; and

- Achieved significant improvements in the Company's health, safety and environmental performance and beat all of its targets, with the exception of one contractor fatality.

Overall, we took significant actions during the year to respond to the demands placed on us during the continued commodity price downturn. We were successful in driving significant year-over-year reductions in capital and operating costs, and we took steps to improve operational efficiency and ensure that we have liquidity and resources to continue to operate in a continued low oil price environment in 2016.

Key Compensation Decisions for 2015

The table below summarizes the key compensation decisions made to, or affecting our, compensation components and practices for 2015, and the Compensation Committee's rationale behind such decisions. Each decision is discussed in greater detail throughout this CD&A, and our compensation components are described below under *Compensation Components*.

Compensation Area	Compensation Committee Decision for 2015	Compensation Committee Rationale	CD&A Discussion
Performance-based cash compensation	Combined the performance-based cash award and annual cash bonus for senior management. The new annual cash bonus for senior management has objective performance criteria with set weightings and multipliers.	Simplify program approach and reduce the amount of discretion used in our performance-based cash awards, while retaining the flexibility required to appropriately reward high performance.	*See* page 35
Annual cash bonuses	Capped bonus payments at 50% of target for the Company performance component and reduced payments by 50% for the individual performance component.	Recognize that while Company and individual performance during 2015 justified higher payments, reductions were necessary due to the significant commodity price downturn.	*See* page 41
	Added more structure by increasing the focus on objective performance criteria.	Make the program's performance measures less discretionary.	*See* page 35
	Split the timing of the payout so that the Company performance component is payable in January and the individual performance component is payable in the second quarter.	Better align the individual payout with the Company's performance evaluation process that ends during the first quarter.	*See* page 41
Stock-based compensation	Changed the vesting of our restricted stock awards from cliff vesting after three years to a three-year graded vesting (34%, 33%, 33%).	Align the vesting parameters of our restricted stock awards with our peer companies.	*See* page 37
Peer group	Removed Encana Corporation and Ultra Petroleum from the compensation peer group for 2015 and added Linn Energy and Murphy Oil.	Reflect a more representative compensation peer group.	*See* page 33

Impact of Low Oil Prices on 2015 Compensation

In the fourth quarter of each year, the Compensation Committee sets total target compensation for the upcoming year, which for 2015 compensation included base salary, target annual cash bonus and target long-term equity incentive compensation. When the Compensation Committee reviewed 2015 Company and individual performance overall, it determined that the Company and senior management performed at target levels and achieved many goals (see *2015 Performance* above). However, due to the continued low oil price environment and the uncertainty surrounding future oil prices, the Compensation Committee felt that certain adjustments to executive officer compensation should be made to respond to such environment. Consequently, the Compensation Committee froze salaries for all employees and capped bonus payments at 50% of target for the Company performance component and reduced the individual performance component payment by 50% for all employees, including the named executive officers. The Compensation Committee recognized that while Company and senior management individual performance justified payments near or at 100% of the target amounts and that senior management should be rewarded for accomplishments during the year, reductions were necessary due to the significant commodity price downturn.

Annual Cash Bonus Changes

One of the more notable changes to our executive officer compensation program in 2015 was the Compensation Committee's decision to combine the performance-based cash award with the annual cash bonus to create the 2015 annual cash bonus program. The reasoning behind this change was to (1) simplify the compensation program by having only one cash award that utilized similar performance criteria and (2) add more structure by increasing the focus on objective performance criteria. The 2015 annual cash bonus program maintains approximately the same ratio of targeted cash compensation to targeted total compensation as the combined 2014 performance-based cash award and annual cash bonus.

The 2015 annual cash bonus program is structured similarly to the 2014 annual cash bonus program. However, the Company performance component is now based on objective performance criteria. As a result, approximately 65% of the 2015 annual cash bonus is based on objective performance criteria (as compared to approximately 43% for the combined 2014 performance-based cash award and the annual cash bonus). The 2015 annual cash bonus program is discussed in greater detail under *Compensation Components – Annual Cash Bonuses* on page 35.

Summary Pay for Performance

In recent years, the Compensation Committee has made steady changes to our executive compensation program to increase the amount of performance-based compensation. When making compensation decisions for our senior management team, the Compensation Committee considers how much of total compensation is performance-based. Since 2012, we have increased the portion of our total compensation which is performance-based from 48% to 65%. The following graph details the percentage of total compensation that was performance-based in 2015 (at the targeted levels) for our named executive officers.



*The amounts used to calculate the percent of performance-based compensation shown in the graph above exclude off-cycle grants, which are made from time to time in the event of new employment or a promotion, and use the base salaries in place as of January 1, 2015. Additionally, the performance-based TSR award value used is based on the Company's stock price on the date of grant (versus the fair value calculated using the Monte-Carlo valuation model used in the Summary Compensation Table). These amounts were utilized in calculating the amount above because these are the amounts the Compensation Committee used to set target compensation for 2015.

We believe that our compensation strategy aligns with both individual and Company performance. In reviewing 2015 performance results as related to compensation decisions, the Compensation Committee considered the Company's many positive business developments and goal achievements in 2015 and the areas in which the Company's performance did not meet desired results (see *2015 Performance* above). The Compensation Committee believes that the payouts under our performance-based awards (see *Results of Performance-Based Compensation for Year-Ended 2015*) were appropriate. With respect to annual cash bonuses, the Compensation Committee believes that both Company and individual performance justified achievement amounts near 100% of target but decided that a cap to the Company performance component at 50% of target and reduction to the individual performance component payment by 50% for each employee, including the named executive officers, was necessary due to the significant commodity price downturn.

To help demonstrate the alignment of performance and compensation, the table below presents the amount of target compensation realized in 2015, 2014 and 2013 by Phil Rykhoek, our President and Chief Executive Officer, under each of our performance-based compensation components utilized during those years: (1) annual cash bonus; (2) performance-based operational award; (3) performance-based TSR (total shareholder return) award; and (4) performance-based cash (see *Compensation Components* below). When establishing targets for these compensation components, the Compensation Committee relied on its belief that it should be difficult to significantly exceed the targeted amounts and to do so would require the Company to perform well above target expectations. Similarly, the Compensation Committee believes that payouts below target are justified when budgets or targets are not met or when the Company's performance does not otherwise meet desired results.

The table below reflects amounts realized by our President and Chief Executive Officer under performance-based awards that measured performance over a period ending in each such year. For example, the performance-based TSR award granted in 2013 measured our relative total shareholder return over the three-year performance period ending in 2015. As such, the target amount for that award and the amount actually realized under that award is reflected in 2015 (the year in which the performance period ended). The table excludes awards that have a remaining performance period because no amounts have been realized under those awards. Additionally, for both the performance-based operational awards and TSR awards, the dollar value shown in the table below reflects the value as of the date of vesting (as reflected in the footnotes to the table) of the stock actually realized. The downturn in commodity prices over the last two years and corresponding reduction in our stock price has led to significant differences between the target performance compensation and realized performance compensation because of the difference between the stock price on the date of grant and on the realized date.

President and CEO Realized Performance-Based Compensation Table

Year [1]	Annual Cash Bonus [2]		Value of Performance-Based Operational Award Shares which have Vested [3]		Value of Performance-Based TSR Award Shares which have Vested [4]		Performance-Based Cash [2]		Total		
	Target	Realized	Target	Realized	Target	Realized	Target	Realized	Target	Realized	Percent of Target Realized
2015	$1,365,000	$682,500 [5]	$439,210	$ — [6]	$949,987	$31,440 [9]	$ —	$ —	$2,754,197	$713,940	26%
2014	780,000	542,100	439,998	309,905 [7]	379,167	72,244 [10]	600,000	648,000	2,199,165	1,572,249	71%
2013	750,000	571,875	949,987	541,522 [8]	—	—	600,000	724,200	2,299,987	1,837,597	80%

(1) Year in which the performance period ended.
(2) In 2015, the Compensation Committee combined the performance-based cash award with the annual cash bonus. Therefore, the amount which historically was shown in the "Performance-Based Cash" column above is now reported as part of the annual cash bonus, which is why there is a significant increase in the annual cash bonus amount in 2015. The 2015 annual cash bonus is discussed in greater detail under *Compensation Components – Annual Cash Bonuses* on page 35. Includes the payment amount for the Company and individual performance components.
(3) The 2014 and 2015 performance-based operational – growth and income awards are not included in the target or realized amounts because their respective three-year performance periods have not ended and no amounts have been realized.
(4) The 2014 and 2015 performance-based TSR awards are not included in the target or realized amounts because their respective three-year performance periods have not ended and no amounts have been realized.
(5) Due to the low oil price environment, the Compensation Committee capped the Company performance component at 50% of target and reduced the individual performance component payment by 50%.

(6) Reflects the amount realized on March 31, 2016, the vesting date for the 2015 capital efficiency performance-based operational award, which had a performance period ending on December 31, 2015, and accounts for one-third of the total performance-based operational awards granted in 2015. This does not include the growth and income performance-based operational award granted in 2015, which accounts for two-thirds of the total performance-based operational awards granted in 2015, because it has a three-year performance period ending December 31, 2017.

(7) Reflects the amount realized on March 31, 2015, the vesting date for the 2014 capital efficiency performance-based operational award, which had a performance period ending on December 31, 2014, and accounts for one-third of the total performance-based operational awards granted in 2014. This does not include the growth and income performance-based operational award granted in 2014, which accounts for two-thirds of the total performance-based operational awards granted in 2014, because it has a three-year performance period ending December 31, 2016.

(8) Reflects the amount realized on January 4, 2015, the vesting date for the 2013 performance-based operational award, which had a performance period ending on December 31, 2013.

(9) Reflects the amount realized on March 31, 2016, the vesting date for the 2013 performance-based TSR award, which had a performance period ending on December 31, 2015. Additionally, the performance-based TSR award target value is based on the Company's stock price on the date of grant in 2013 (versus the fair value calculated using the Monte-Carlo valuation model used in the Summary Compensation Table).

(10) Reflects the amount realized on March 31, 2015, the vesting date for the 2012 performance-based TSR award, which had a performance period ending on December 31, 2014. Additionally, the performance-based TSR award target value is based on the Company's stock price on the date of grant in 2012 (versus the fair value calculated using the Monte-Carlo valuation model used in the Summary Compensation Table).

Following the compensation shown in our Summary Compensation Table (see page 48), we have presented a table that compares Summary Compensation Table amounts to compensation actually realized by our Chief Executive Officer (see page 51). When analyzing and setting compensation and considering pay-for-performance, our Compensation Committee believes it is important to consider what compensation is actually realized by the executive officers during a given fiscal year as opposed to the full potential compensation possibly earnable in future years. The primary difference between the President and CEO Realized Compensation Table values and the Summary Compensation Table values is the method and timing used to value equity awards. SEC rules require companies to report the grant-date fair value of all equity awards in the Summary Compensation Table for the year in which they were granted and to report performance-based equity (*e.g.*, the performance-based operational awards and performance-based TSR awards) at the grant-date fair value at 100% of the target level. As a result, over 50% of the total compensation amount reported in our Summary Compensation Table for 2015 relates to equity grants that, as of April 1, 2016, have not yet vested or been earned and for which the value is consequently uncertain.

Say on Pay Results 2015

In considering and making compensation decisions relative to senior management, the Compensation Committee noted that more than 94% of the stockholders who voted on the say-on-pay proposal at our 2015 annual meeting of stockholders voted in favor of the compensation of our named executive officers. Because of the support of this proposal, the Compensation Committee determined that no significant changes to our executive compensation policies and decisions were necessary at this time but continued to make minor adjustments consistent with our compensation objectives and philosophy.

At the 2016 annual meeting of stockholders, we will again hold an annual advisory vote to approve executive compensation (see page 59). The Compensation Committee will continue to monitor and consider the outcomes of this year's and future advisory votes on the Company's executive compensation program, as well as feedback from stockholders throughout the course of the year, when making compensation decisions for the Company's senior management.

Summary of Executive Compensation Practices

Below is a summary of certain executive compensation practices that we have implemented to drive performance and long-term stockholder value.



What We Do
☑ *Pay for Performance*. A majority of senior management pay is performance-driven and not guaranteed. It must be earned every year based on objective and challenging operational and financial goals and individual contributions.
☑ *No Employment Agreements.* The Company does not have employment agreements with executive officers.
☑ *Stock Ownership Guidelines*. All officers and directors are subject to stock ownership and retention guidelines that are in line with our peer group.
☑ *No Hedging.* The Company prohibits hedging and short sales by executive officers and directors.
☑ *Discourage Pledging.* The Company discourages pledging by executive officers and directors. Currently, no executive officers or directors pledge shares of the Company.
☑ *Risk Mitigation*. The Company mitigates compensation risk through varied performance measures and targets, long-term equity incentives, an independent compensation consultant and Board and management processes to identify risks.
☑ *Independent Compensation Consultant*. The Compensation Committee uses an independent compensation consultant that provides no other services to the Company.
☑ *Relevant Peer Group*. The Company uses a representative and relevant peer group when making compensation decisions.
☑ *No New Tax Gross-Ups.* The Company has a policy of no new tax gross-up provisions in severance arrangements.
☑ *Severance Plan Double Trigger Change in Control*. The Company has double trigger severance payments under its Severance Protection Plan. Severance protection benefits will become payable under the Severance Protection Plan only with the occurrence of both a change in control and a qualifying termination.

Objectives and Philosophy

Our compensation policies are designed to ensure that salary levels and compensation incentives attract and retain top level individuals in key positions and are commensurate with each individual's level of executive responsibility, the type and scope of our operations, and our Company-wide financial condition and performance.

Our overall compensation philosophy is that we:

- pay competitive base salaries at a level to attract and retain outstanding talent, generally targeted at the median level of salaries of our peer companies;
- provide a proper balance and mix of compensation which places significant emphasis on long-term and performance-based incentives when determining executive compensation;
- encourage all employees to own Company stock to better align their interests with those of our stockholders; and
- reward employees primarily for the effort and results of the team or Company as a whole, rather than compensating only for individual performance; however, we believe it is important to differentiate compensation based on individual performance.

Annually, the Compensation Committee sets target compensation for members of senior management. The Compensation Committee's objective is to obtain an appropriate balance and mix of compensation. In setting target compensation, the Compensation Committee analyzes the following compensation elements for each company in our compensation peer group:

- base salary;
- target and actual total cash;
- long-term incentives; and
- target and actual total direct compensation.

Based on the Compensation Committee's analysis of such data, and in consultation with Meridian Compensation Partners, LLC ("Meridian"), the Compensation Committee's independent compensation consultant, the Compensation Committee has determined that the compensation of senior management should approximate the 50th percentile of total compensation of the compensation peer group, with the primary focus on long-term and performance-based incentives. While it is the Compensation Committee's objective and philosophy to set total target compensation near the 50th percentile of peer group target compensation, there may, and historically have been, senior executives ranked below or above this benchmark because additional factors are considered when the Compensation Committee makes pay decisions, including a historic emphasis on team compensation rather than individual compensation as discussed below.

The Compensation Committee, with assistance from Meridian, also closely monitors industry trends and peer group data relative to executive compensation as a means to determine whether the mix of cash and equity is appropriate. Generally, base salaries are less than 25% of senior management's total targeted compensation, so that a significant portion of the compensation is paid either through annual cash bonuses or long-term equity awards. This means that all compensation components other than base salaries will be based, to a significant degree, on Company performance.

When evaluating compensation, we compare the compensation of our senior management to that of our compensation peer group and have always placed a significant emphasis on the aggregate compensation of our senior management as compared to the aggregate compensation of the senior management of our peers. We believe this is an important consideration because (i) we want to make sure that our aggregate senior management compensation is reasonable compared to aggregate senior management compensation of our peers, (ii) due to the unique nature of our business and our focus on enhanced oil recovery, it can be difficult to find an appropriate comparison for certain of our members of our senior management and (iii) our emphasis on a team approach supports evaluating our compensation in such a manner. While we believe that evaluating aggregate senior management compensation is appropriate, the annual cash bonus compensation of senior management is evolving toward more of a balance between individual and Company results. During the compensation review for 2015 compensation, we continued to make a more significant distinction between the various senior management members to more appropriately compensate them for their respective duties and their individual performance and contribution. This historic emphasis on team compensation led to some disparities in individual compensation, with generally higher market compensation relative to the Company's peer group for senior management (excluding the President and Chief Executive Officer) and lower market compensation relative to the Company's peer group for the President and Chief Executive Officer. While the Company is evolving to more of a balance as previously stated, the current compensation still includes some individual anomalies that will likely be adjusted over time.

We believe that our overall compensation program has proven to be an effective retention and motivational tool for our senior management. We also believe that the 2015 compensation components for our senior management provided a proper balance and mix of compensation, with a significant portion of the target compensation related to long-term and performance-based incentives. Our mix of compensation components and their general terms are discussed in greater detail below under *Compensation Components*.

Roles in Setting Executive Officer Compensation

Role of the Compensation Committee

The Compensation Committee provides assistance to the Board in discharging its oversight responsibilities relating to the compensation of our Chief Executive Officer and other executive officers. The Compensation Committee, which consists of four independent directors, is responsible for the review and approval of all aspects of our executive compensation program. Among its primary duties, the Compensation Committee reviews and approves, on at least an annual basis, the corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluates the Chief Executive Officer's performance in light of these goals and objectives, and, together with the other independent directors of the Board, determines and approves our Chief Executive Officer's compensation based on this evaluation. Additionally, in consultation with the Chief Executive Officer, the Compensation Committee evaluates the performance of, and reviews and recommends for adoption by the Board the compensation of, all other executive officers on an annual basis.

Other duties of the Compensation Committee with respect to setting executive officer compensation include:

- setting, reviewing and certifying performance metrics and targets under performance-based compensation awards;
- evaluating Company and individual performance results with respect to annual cash bonuses;
- evaluating and setting the Company's compensation peer company group;
- evaluating the competitiveness of each executive officer's total compensation package; and
- approving any changes to each executive officer's total compensation package, including but not limited to, base salary, annual cash bonus target amounts and long-term incentive amounts.

Historically, in the fourth quarter of each year, the Compensation Committee reviews the compensation packages for executive officers, and recommends changes for the following year. Following approval by the Board of the entire compensation package, base salary increases were made effective January 1, and the annual long-term incentive awards were granted in early January. Additionally, the Company and individual components of annual cash bonuses were approved by the Compensation Committee in December for performance during the year and paid in early January of the following year.

In late 2015, the Compensation Committee modified the foregoing practice on a going-forward basis. The compensation packages for executive officers will still be determined in December for the following year. However, performance-based equity awards will be granted in January of each year while time-based restricted stock will be granted mid-year. The Company performance component of the annual cash bonus will still be approved by the Compensation Committee in December for performance during the year and paid in early January, but the individual performance component will not be approved until the first quarter of the following year and paid shortly thereafter.

The Compensation Committee is supported in its responsibilities with respect to setting executive officer compensation by the Company's Human Resources Department, and as described below, by the Chief Executive Officer and Meridian. The Compensation Committee charter, which fully describes the Compensation Committee's duties and responsibilities, is available on the Company's website at www.denbury.com, under the "About Denbury – Corporate Governance" link.

Role of the Chief Executive Officer

Within the framework of the compensation programs approved by the Compensation Committee, each year our Chief Executive Officer recommends the level of base salary increase (if any), target annual cash bonus amounts, and the target long-term incentive award amounts for our other executive officers. These recommendations are based, in part, upon his assessment of each executive officer's performance, the performance of the individual's respective department or function, the performance of the Company as a whole, and officer retention considerations. The Compensation Committee reviews our Chief Executive Officer's recommendations and approves and recommends for adoption by the Board any compensation changes affecting our executive officers as it determines in its sole discretion. Our Chief Executive Officer is not involved in setting or approving his own compensation.

Role of the Independent Compensation Consultant

As described in "Objectives and Philosophy" above, the Compensation Committee has engaged Meridian to serve as its independent compensation consultant and to advise the Compensation Committee on compensation-related matters. Meridian reports directly to the Compensation Committee and the Compensation Committee may replace Meridian or hire additional consultants at any time. The Compensation Committee retains sole authority to approve Meridian's compensation, determine the nature and scope of its services, evaluate its performance, and terminate its engagement. A representative of Meridian attends meetings of the Compensation Committee, as requested, and communicates with the Compensation Committee periodically between meetings.

Meridian provides various executive compensation services to the Compensation Committee pursuant to a written consulting agreement with the Compensation Committee. Generally, these services include (i) advising the Compensation Committee on the principal aspects of our executive compensation program and evolving industry practices and (ii) providing market information and analysis regarding the competitiveness of our compensation program design and our award values in relationship to Company and executive officer performance.

At the direction of the Compensation Committee, Meridian performed the following services, among others, related to our 2015 compensation program:

- provided presentations and reports on executive compensation trends (including those related to incentive awards);
- provided evaluations of total compensation for each executive officer, as well as the Company's overall compensation program;
- provided recommendations to the Compensation Committee with respect to executive officer compensation;
- reviewed drafts of this proxy statement, including the CD&A and related compensation tables;
- reviewed the Company's compensation peer groups and recommended changes; and
- provided other consulting and advice at the request of the Compensation Committee.

Other than Meridian's services mentioned herein and other services performed at the request of the Compensation Committee, including an analysis of the compensation paid to the Company's directors and general educational presentations related to compensation-related matters, Meridian provided no other material services to the Company during 2015. The Compensation Committee has assessed the independence of Meridian pursuant to applicable SEC and NYSE rules and concluded that no conflict of interest exists that would prevent Meridian from serving as an independent compensation consultant to the Compensation Committee.

Use of Peer Survey Comparisons

In reviewing 2015 executive officer compensation decisions in December of 2014, the Compensation Committee considered compensation data from a selected group of peer companies. Based on consultation with Meridian, the Compensation Committee decided to use the same industry peer group in 2015 that was used in the prior year review, except that Linn Energy and Murphy Oil were added in place of Encana Corporation and Ultra Petroleum, as follows:

2015 Compensation Review Peer Group	
Cabot Oil & Gas	Noble Energy
Cimarex Energy	Pioneer Natural Resources Company
Concho Resources, Inc.	QEP Resources Inc.
Continental Resources, Inc.	Range Resources
Linn Energy	SM Energy Company
Murphy Oil Corporation	Southwestern Energy Company
Newfield Exploration	Whiting Petroleum Corporation

The peer companies were selected from a group of independent publicly traded oil and gas companies with similar operations using several criteria, such as market capitalization, revenues, assets, enterprise value and production volumes. We believe that the selected companies were the most appropriate for executive officer compensation comparisons for 2015 compensation decisions. The differences and similarities between us and the companies in our compensation peer group are taken into consideration when considering peer group data for executive officer compensation. The Compensation Committee reviews the peer group composition annually.

Compensation Components

The Company's 2015 senior management compensation program comprises the following primary components:

- base salaries;
- annual cash bonuses; and
- stock-based compensation.

In addition, senior management participated in certain other Company plans that were available to all employees, which included a stock purchase plan (which was terminated in March of 2015 because the plan depleted all of its shares), 401(k) plan and health and insurance plans. The Compensation Committee determined the appropriate level of each compensation component for senior management's 2015 compensation based on the Company's compensation objectives and philosophy and after evaluating the peer group data and setting target compensation.

The following two charts detail the percentage each compensation component represents of the total 2015 targeted compensation considering the three primary compensation components for (1) our President and Chief Executive Officer (CEO) and (2) an average for our three other named executive officers (NEOs) that were employed by the Company on January 1, 2015 (Messrs. Allen, Matthews and Kerr).

2015 Compensation Components



The following is a discussion of each of the compensation components outlined above.

Base Salaries

We strive to provide our senior management with a level of assured cash compensation in the form of base salaries, at appropriate levels given their positions, professional status and accomplishments. We believe that base salaries should be in the 50th percentile of the salaries of similar management positions at our compensation peer companies, and we have generally targeted that amount for many years. To align the base salaries of the members of our senior management with that of our peers, the Compensation Committee granted a base salary increase for 2015 to the executive officers of 3%, except for the President and Chief Executive Officer, who did not receive an increase, which resulted in base salaries for senior management that were slightly below the targeted 50th percentile of the base salaries of individual officers and groups of officers of our peers. The comparative base salaries for 2014 and 2015 for our named executive officers were as follows:

Name	2014 Base Salary	2015 Base Salary
Phil Rykhoek	$780,000	$780,000
Mark C. Allen	455,619	469,288
Christian S. Kendall [(1)]	—	525,000
Jim Matthews	376,740	388,043
Brad Kerr [(2)]	315,000	324,450

(1) Mr. Kendall joined the Company in September 2015 and was paid $165,057 in salary in 2015.
(2) Mr. Kerr resigned from his position as Senior Vice President – Development, Technical and Innovation effective September 21, 2015. Mr. Kerr was paid $234,735 in base salary in 2015 prior to his resignation.

Annual Cash Bonuses

Annual cash bonuses are an integral part of the overall compensation program for all employees at Denbury. They resonate with our employees and encourage and produce a team-oriented approach to meeting the Company's annual goals. The decision to pay annual cash bonuses, and in what amounts, is determined by the Compensation Committee on a Company-wide basis, and executive officers receive annual cash bonuses only if all other employees receive them.

Our practice for paying annual cash bonuses to employees is subject to review and change each year by our senior management and the Compensation Committee and includes target levels of annual cash bonus compensation matched to an employee's job tier. One of the more notable changes to our executive officer compensation program in 2015 was the Compensation Committee's decision to combine the performance-based cash award with the annual cash bonus for each executive officer and to have such amounts paid under the 2004 Omnibus Stock and Incentive Plan. The Compensation Committee's reasoning behind this change was to (1) simplify the executive officer compensation program by having only one cash award utilizing similar performance criteria and (2) increase the amount that objective performance criteria are used to determine cash payments. Therefore, when you review the Summary Compensation Table (see page 48), you will notice that the amounts in the "Bonus" column for 2015 have been significantly reduced compared to prior years. The amount which historically was shown in the "Bonus" column is now reported in the "Non-Equity Incentive Plan Compensation" column because the 2015 annual cash bonus is a cash award under an incentive compensation plan. The 2015 annual cash bonus maintains approximately the same ratio of total targeted cash compensation to total targeted compensation as the combined 2014 performance-based cash award and annual cash bonus.

For 2015, annual cash bonuses for each executive officer were determined based on two factors: Company performance and individual performance. The Company performance factor, which comprised 65% of each executive officer's target annual cash bonus, is evaluated by the Compensation Committee with a potential range from 0% to 125% of target. The individual performance factor, which comprises 35% of each executive officer's target annual cash bonus, is evaluated by the Compensation Committee, considering recommendations by the Chief Executive Officer, other than for himself, with a potential range from 0% to 200% of target. The target annual cash bonus for our named executive officers in 2015 was 175% of base salary for Messrs. Rykhoek, Allen and Kendall and 150% of base salary for Messrs. Matthews and Kerr. For example, if an executive officer's base salary was $400,000 and such executive officer's target annual cash bonus was 150% of base salary, the target annual bonus amount would be $600,000 with the potential payment ranges as set forth below.

Base Salary ($400,000) X Target Annual Bonus Percentage (150%) = Total Target Annual Bonus ($600,000)

	Company Performance Factor Weighting: 65% Payout Range: 0% to 125%	Individual Performance Factor Weighting: 35% Payout Range: 0% to 200%	Total Annual Bonus
Target	$390,000	$210,000	$600,000
Payment Range	$0 to $487,500	$0 to $420,000	$0 to $907,500

Historically, the Compensation Committee made determinations with respect to the Company performance component of the annual cash bonus subjectively, based on an overall retrospective evaluation of our corporate results, taking into account a wide range of both non-numeric measures and financial and operational results, which measures and results were determined at year end. Any measure that might be considered to determine whether or not an oil and natural gas company had a successful year (or other measures of success or failure) was a possible factor for consideration by the Compensation Committee. The measures used have varied from year-to-year and have included, individually or in combination, an evaluation of production levels, cost levels, stock performance, safety and environmental performance, achievement of acquisition or disposition goals, completion of significant transactions and projects, operating and administrative expense levels, capital expenditures relative to budgeted levels, and reserves replacement percentages.

In 2014, the Compensation Committee integrated more objective performance criteria into the annual cash bonus determination process and continued this practice in 2015. In particular, the Compensation Committee measured the Company's performance with regard to the following financial and operating performance criteria: (i) total production, (ii) lease operating expenses, (iii) capital expenditures and (iv) health, safety and environmental performance, at the targets and weightings below:

Criteria	Target	Target Points
Total Production	72,500 – 75,500 BOE/d	40
Lease Operating Expenses	Total LOE of $693 million	20
	Total LOE of $25.37/BOE	
Capital Expenditures	Development capital of $465 million	20
	Other capital of $85 million	
	Total capital of $550 million	
Health, Safety and Environmental	Numerous targets with respect to total recordable incident rates, days away/restricted or transfer rates, significant releases, vehicle and contractor incidents and training	20
Total		**100**

As is the case with all of our performance measures, we believe that it should be difficult to exceed the targeted amounts, as to do so would require us to perform at or above 100% of our budgets or targets in every area, and our forecasts assume a high level of efficiency. Since the performance criteria cover the primary focal points of our business, exceeding our targets in every area is quite difficult. These targets are achievable, but require that work be completed on schedule and within targeted amounts, and significantly exceeding these targets is unlikely, particularly in our current industry operating environment.

The Compensation Committee makes subjective determinations with respect to the individual performance component of the annual cash bonus for our senior management, based on an overall retrospective evaluation of the individual's personal performance during the year. The Compensation Committee considers, among other things, attainment of personal goals, leadership, teamwork and the role the individual played in meeting the Company performance criteria outlined above, and in significant projects or transactions. Again, because these decisions are subjectively made on an overall basis, it is not possible to determine precisely how these measures are weighted or evaluated by the Compensation Committee.

As part of the changes made to the annual cash bonus program in 2015, the Compensation Committee increased the amount that objective performance criteria were utilized. For the 2015 annual cash bonuses, 100% of the Company performance component was based on objective performance criteria. The individual performance component was determined based on individual performance as described above. As a result, 65% of the 2015 annual cash bonus is based on objective performance criteria (as compared to 43% for the combined 2014 performance-based cash award and the annual cash bonus).

It is important to note that historically the payments for the Company and individual performance components of the annual cash bonuses, as a percentage of target, have correlated to the Company's overall performance for the fiscal year, considering important factors beyond only operational performance criteria. The Compensation Committee believes that maintaining some amount of discretion in the annual cash bonus program allows the Compensation Committee to take into account unforeseen matters that are outside of a specific performance metric to appropriately compensate senior management. For example, in 2015 the Compensation Committee significantly reduced the payment under the Company and individual components of the annual cash bonuses because it believed a reduction was necessary due to the significant commodity price downturn. The Compensation Committee believes that if the annual cash bonus program was a completely formulaic performance-based compensation system, there would be no mechanism to adjust compensation for unanticipated operational events (both favorable and unfavorable) which occur in our business and which may affect a metric not included (or insufficiently weighted) in performance metrics set at the beginning of the year.

The results of the 2015 annual cash bonuses are discussed below under *Results of Performance-Based Compensation for Year-Ended 2015.*

Stock-Based Compensation – Overall Program

Equity compensation is a significant focus of our total compensation program for all employees, and is an even higher level of focus for compensation of our senior management. All equity-based awards granted under our 2004 Incentive Plan are designed to motivate our employees to increase the value of the Company, which benefits not only the employees but the Company's stockholders. Our overall senior management equity compensation program for 2015 did not change from 2014 and consisted of time-vested restricted stock and performance-based equity awards. With respect to stock-based compensation for 2015, we continued to place a great emphasis on performance-based awards to further align the interests of our executive officers with those of our stockholders. For 2015, the performance-based equity awards were split equally between performance-based operational awards and performance-based TSR awards. Our performance-based operational awards were based one-third on a capital efficiency measure and two-thirds on a per share production growth and free cash flow measure. With the exception of some changes in our TSR peer group, our 2015 performance-based awards are substantially the same as the 2014 awards.

For 2015, the Compensation Committee determined that our long-term equity award grants to our named executive officers would be allocated as follows:

Percentage	Award Type	Terms
34%	Time-Vested Restricted Stock	Three-year graded vesting (34%, 33%, 33%)
33%	Performance-Based TSR Awards	Based on a three-year TSR and cliff vesting after 3.25 years
11%	Performance-Based Operational Awards- Capital Efficiency	Based on a one-year performance period and vesting after 1.25 years
22%	Performance-Based Operational Awards- Growth and Income	Based on a three-year performance period and vesting after 3.25 years

Performance-Based TSR Awards

The TSR award is based on comparing the average of the Company's total shareholder return performance during each year within the three-year performance period, to that of the Company's peers. The stock prices used to compare TSR are based on the increase or decrease in the average common stock price between the last ten trading days of each year. The peer group of 16 companies, as selected by the Compensation Committee, is primarily weighted toward oil production and oil reserves, and includes six companies from the Company's peer group used for the Compensation Committee's review for 2015 compensation. For this particular award, it was determined that having a peer group whose members were more aligned with the Company's heavily-weighted oil production and reserve mix, as opposed to natural gas, was more appropriate than a peer group based on the relative size of each member. The peer group of companies used for this award was as follows:

TSR Award Peer Group	
Canadian Oil Sands Limited	Murphy Oil Corporation*
Concho Resources, Inc.*	Oasis Petroleum, Inc.
ConocoPhillips	Occidental Petroleum Corporation
Continental Resources, Inc.*	Pioneer Natural Resources Company*
Crescent Point Energy Corp.	Sandridge Energy, Inc.
Devon Energy Corporation	SM Energy Company*
Marathon Oil Corporation	Vermilion Energy
MEG Energy Corporation	Whiting Petroleum Corporation*

* Included in the Company's peer group used for the Compensation Committee's review for 2015 compensation.

The TSR achievement percentage will be determined based on where the Company ranks relative to its peers at the end of the three-year performance period based on the following chart. For example, if the Company ranks ninth out of the 17 total companies, it would rank at the 50th percentile and achieve 100% of the target amount of the award.

Three-Year Average TSR Rank of the Company and Peer Companies	Scale of Three-Year Average TSR for Company and Peer Companies (expressed as a %)	Performance Percentage Scale (subject to interpolation)
1	100%	200%
2	93.8%	188%
3	87.5%	175%
4	81.3%	163%
5	75%	150%
6	68.8%	138%
7	62.5%	125%
8	56.3%	113%
9	50%	100%
10	43.8%	88%
11	37.5%	75%
12	31.3%	63%
13	25%	50%
14	18.8%	38%
15	12.5%	25%
16	6.3%	13%
17	—%	—%

Performance-Based Operational Awards

In order to create additional performance incentives, the second half of our executive officers' performance-based equity compensation is based on specific quantitative formulaic operational performance criteria. Our goal is to select an objective performance measure that would not be significantly affected by commodity prices, or if so affected or influenced, our peer group would theoretically be similarly subjected to the same market influences on their performance.

Each year, the Compensation Committee considers the Company's goals and attempts to match specific operational performance measures with such corporate goals. The performance measures for 2015 were based on a capital efficiency measure (our capital efficiency award) and a free cash flow measure (our growth and income award), which closely tie to the Company's transition at the end of 2013 from a Company that focused purely on growth to one that, at the time of determining 2015 compensation, focused on both growth and income. With respect to the capital efficiency award, shares are earned during the performance period based upon the Company's ranking relative to the capital efficiency achievement of the other companies in the peer group. With respect to the growth and income award, shares are earned based upon the Company's growth and income rate. As discussed below, the performance measures in both of our operational awards are strictly formula based.

Generally, the target number of shares eligible to be earned under the performance-based operational awards will be earned if the Company ranks at the 50% percentile of its peer group or performs at the mid-point of the designated vesting levels, and the maximum number of shares will be earned if the Company ranks the highest in its peer group or performs at the highest designated vesting level. If performance is below designated minimum levels, no performance-based shares will be earned.

The performance target calculation is performed by reviewing each measure, determining the appropriate number of percentage points for each measure based on the formulaic results as indicated in each table below, which then must be approved by the Compensation Committee. In the aggregate, the potential percentage points earned range from zero to 200, which corresponds to a vesting percentage from 0% to 200% of the targeted shares. With respect to both performance-based operational awards, the Compensation Committee has the discretion to reduce the number of performance points otherwise earned by up to 25% based on factors it deems appropriate in the year, such as its review and assessment of our corporate governance, environmental and safety compliance, debt levels and other discretionary factors. The Compensation Committee does not have the authority or discretion to increase the number of performance-based shares.

Capital Efficiency Award. The capital efficiency award, which comprises one-third of our total performance-based operational awards, compares our creation of value through the deployment of capital in comparison to current year operating results as compared to that of our peers, by essentially measuring on a per-barrel-of-oil-equivalent basis adjusted pre-tax operating income to adjusted finding and development costs. The capital efficiency award is based on a one-year performance period and vests shortly after such period. For the 2015 capital efficiency award, points will be earnable as follows:

Capital Efficiency Performance	
Percentile Ranking Relative to Peer Group	**Performance Percentage Points**
>= 90% to 100%	66.7
>= 70% and < 90%	53.3
>= 50% and < 70%	40
>= 30% and < 50%	26.7
Less than 30%	0

The capital efficiency achievement levels will be based on how the Company ranks relative to the capital efficiency achievement of the other companies in the peer group. At the end of the performance period, the final capital efficiency achievement percentage of the Company will be determined based on the average of each peer's and the Company's relative capital efficiency achievement percentage for the performance year. For example, if the Company ranks seventh out of the 12 company peer group, it will be at the 50th percentile and earn 40 performance percentage points.

The peer group of 12 companies, as selected by the Compensation Committee, is primarily weighted toward oil production and oil reserves, and includes six companies from the Company's peer group used for the Compensation Committee's review for 2015 compensation. Similar to the TSR award, it was determined that having a peer group whose members were more aligned with the Company's heavily oil-weighted production and reserve mix, as opposed to natural gas (excluding Canadian companies, as their financial information does not contain the information necessary to calculate the metric properly), was more appropriate than a group based on the relative size of each member. The peer group of companies used for this award was as follows:

Capital Efficiency Award Peer Group	
Concho Resources, Inc.*	Oasis Petroleum, Inc.
ConocoPhillips	Occidental Petroleum Corporation
Continental Resources, Inc.*	Pioneer Natural Resources Company*
Devon Energy Corporation	Sandridge Energy, Inc.
Marathon Oil Corporation	SM Energy Company*
Murphy Oil Corporation*	Whiting Petroleum Corporation*

*   Included in the Company's peer group used for the Compensation Committee's review for 2015 compensation.

Growth and Income Award. The growth and income award, which comprises two-thirds of our total performance-based operational awards, is a measure of the Company's average annual growth and income rate for a three-year period against its long-term objectives. The growth and income rate is equivalent to the sum of the production-per-share growth rate and an annual adjusted free cash flow per-share yield. The annual production-per-share growth rate is based on the Company's annual production volume growth on a barrels-of-oil-equivalent basis, and the annual adjusted free cash flow per-share yield is based on cash flows from operations adjusted for commodity prices, commodity derivative settlements, working capital changes and development capital expenditures. The growth and income award is based on a three-year performance period and vests shortly after such period. For the 2015 growth and income award, points will be earnable as follows:

Average Growth and Income Rate Performance	Performance Percentage Points
>= 11.0%	133.3
>= 10.0% and < 11.0%	106.7
>= 9.0% and < 10.0%	80
>= 7.0% and < 9.0%	53.3
Less than 7.0%	0

The growth and income achievement levels are based on the Company's achievement of a positive growth and income rate, as set forth in the table above, over the three-year performance period. At the end of the performance period, the Company's growth and income percentage will be determined based on the growth and income formula set forth in the award agreement. For example, if the Company achieves a 9% growth and income rate, it will earn 80 performance percentage points.

We believe that it should be difficult to exceed the targeted amounts (or the mid-points in the the tables above) of the performance measures in our performance-based operational awards, as to do so would require us to perform at or above 100% of our budgets or targets for production growth and free cash flow and above our peers for capital efficiency. Since the performance measures cover focal points of our business at the time of setting 2015 compensation, including production growth, generation of free cash flow, and capital efficiency, exceeding our targets in every area is quite difficult. These targets are achievable, but require the Company to grow annual production and add proved oil and natural gas reserves and to focus on cost containment and efficiency to generate higher free cash flow and lower finding and development costs.

Each of the target levels and the formulas employed to determine achievement were determined and defined by the Compensation Committee at the time of grant of these performance awards in January 2015, based upon year-end targets and goals. Achievement of discretionary factors and confirmation of performance levels are determined by the Compensation Committee. Any portion of the performance shares which are not earned by the end of the measurement period are forfeited. In certain change-in-control events, the target level amount of performance-based shares would vest (see *Potential Payments Upon Termination or Change in Control* below).

The results of the 2015 performance-based operational awards are discussed below under *Results of Performance-Based Compensation for Year-Ended 2015.*

Results of Performance-Based Compensation for Year-Ended 2015

2015 Annual Cash Bonus

Company Performance (65%). At its December 2015 meeting, the Compensation Committee approved the Company performance component of the 2015 annual cash bonus (which comprises 65% of the total bonus) for all employees, including the named executive officers, at 95% of target based on objective performance criteria, but decided to cap the bonus payment amount at 50% of target. The Compensation Committee measured the Company's performance with regard to the following financial and operating performance criteria: (i) total production, (ii) lease operating expenses, (iii) capital expenditures and (iv) health, safety and environmental performance. See *Compensation Components – Annual Cash Bonuses*.

Before implementing the cap on bonus payments, the Compensation Committee concluded that the Company performance component of the 2015 annual cash bonuses met performance criteria at 95% of target levels, as outlined in the table below. This decision was based on the Compensation Committee's assessment that the Company generally performed at or slightly above targeted levels of the performance criteria, and observed the following:

- Although the Company's results with respect to total production were within the targeted range, total production was at the low end of such range primarily due to uneconomical wells;
- The Company significantly beat its targeted goals with respect to lease operating expenses, although this was partially due to low oil prices;
- The Company significantly beat its targeted capital expenditures budget, although this was partially due to low oil prices; and
- Performance with respect to the Company's health, safety and environmental goals significantly improved and the Company beat all of its targets, but the Compensation Committee specifically noted that the occurrence of one contractor fatality justified a reduction in this area.

Criteria	Target	Target Points	Actual Results	Points Earned
Total Production	72,500 – 75,500 BOE/d	40	72,861 BOE/d	35
Lease Operating Expenses	Total LOE of $693 million Total LOE of $25.37/BOE	20	Total LOE of $515.0 million Total LOE of $19.37/BOE	25
Capital Expenditures	Development capital of $465 million Other capital of $85 million Total capital of $550 million	20	Development capital of $340.9 million Other capital of $98.4 million Total capital of $439.3 million	25
Health, Safety and Environmental	Numerous targets with respect to total recordable incident rates, days away/ restricted or transfer rates, significant releases, vehicle and contractor incidents and training	20	Significantly improved performance and the Company beat all of its targets, with the exception of one contractor fatality	10
Total		**100**		**95**
Bonus Cap Reduction				**(45)**
Bonus Payment				**50**

Although the Company almost achieved target levels of performance overall, due to the current oil market conditions, the Compensation Committee determined that it was appropriate to cap the bonus payment amount at 50% of target.

Individual Performance (35%). At its March 2016 meeting, the Compensation Committee approved the individual performance component of the 2015 annual cash bonus (which comprises 35% of the total bonus), which is currently planned to be paid in the second quarter of 2016. The Compensation Committee concluded that awards at 100% of the target amount were appropriate in all circumstances primarily due to the fact that the Company's senior management successfully led the Company in meeting many of its operational goals in a challenging and unpredictable operating environment. The Compensation Committee believed that senior management responded, both individually and as a team, to navigate the Company through a trying year. However, similar to the cap that the Compensation

Committee applied to the Company performance component of the 2015 annual cash bonus, the Compensation Committee determined that it was appropriate, given the significant commodity price downturn, to reduce the payment of the individual performance component by 50% for all employees, including the executive officers. Considering this reduction, the individual portions of the 2015 annual cash bonus for each of our named executive officers was reduced from 100% of the targeted amount to 50%.

Performance-Based Equity Awards

At its March 2016 meeting, the Compensation Committee also certified the performance results for the (i) performance-based TSR award granted in 2013 and (ii) capital efficiency performance-based operational award granted in 2015. These awards were certified at 25% and 0%, respectively, of the targeted levels (see *Compensation Components – Stock-Based Compensation – Overall Program*).

Below are summaries of the performance points or percentile rank earned, as applicable, for each of the awards based on the Company's performance relative to the performance metrics. The performance-based growth and income and TSR awards granted in 2014 and 2015 each have a three-year performance period ending in 2016 and 2017, respectively, and are therefore not included in the results below.

2013 Performance-Based TSR Award		
Performance Target Metric	**TSR Percentile Rank Compared to Peers**	**TSR Achievement Percentage**
Average Three-Year TSR Rank (ranked 8th out of 9 companies)	12.5%	25%

2015 Performance-Based Operational Award – Capital Efficiency		
Performance Target Metric	**Capital Efficiency Rate Compared to Peers**	**2015 Award Performance Points Earned**
Capital Efficiency Rate (ranked 11th out of 12 companies)	17%	0

2015 Performance-Based Compensation Results

Below is a summary of the 2015 performance-based equity and cash compensation earned by our named executive officers that were serving as named executive officers on December 31, 2015, at the target and actual levels earned.

Name	TSR Performance-Based Shares (#) Target	TSR Performance-Based Shares (#) Actual	Capital Efficiency Performance-Based Shares (#) Target	Capital Efficiency Performance-Based Shares (#) Actual	Annual Cash Bonus ($) Target	Annual Cash Bonus ($) Actual
Phil Rykhoek	56,648	14,162	60,191	—	$1,365,000	$682,500
Mark C. Allen	24,597	6,149	26,333	—	821,254	410,626
Christian S. Kendall [1]	—	—	—	—	289,469	144,734
Jim Matthews	11,903	2,976	13,543	—	582,063	291,032

(1) Mr. Kendall joined the Company as Chief Operating Officer in September 2015 and was not granted performance-based equity as part of his 2015 compensation. Mr. Kendall's target annual cash bonus amount was prorated for the number of days that he was an employee during 2015.

2016 Compensation Changes

This section describes compensation actions taken with respect to 2016 compensation. We include this disclosure because we believe such discussion enhances the understanding of our executive compensation disclosure and our objectives, philosophy and programs going forward. The table below summarizes the key compensation decisions or changes made to our compensation program for 2016 compensation and the Compensation Committee's rationale behind such decisions or changes.

Compensation Area	Compensation Committee Decision/Change for 2016	Compensation Committee Rationale
Performance-based equity compensation	Eliminated the performance-based operational award – growth and income.	The Company suspended paying dividends in the third quarter of 2015 and the award was not an appropriate measure of performance in the current commodity price environment.
	Modified the award calculation in the performance-based operational award – capital efficiency to remove finding and development costs from the calculation and changed the award name to: EBITDAX performance award.	Finding and development costs are not a meaningful measure of Company performance in the current commodity price environment.
	Any amounts earned under the TSR performance award and EBITDAX performance award above the 100% target levels will be payable in cash, rather than in shares of Company common stock.	Conserve available shares under the 2004 Omnibus Stock and Incentive Plan.
	Set a stock price floor of $2.25 per share (above grant date closing price) in determining the total number of shares that would be granted as performance-based awards.	Conserve available shares under the 2004 Omnibus Stock and Incentive Plan.
Performance-based cash compensation	Added the oil price change vs. TSR performance award to the incentive-based compensation mix.	(A) Replace the performance-based operational award – growth and income; (B) minimize the number of shares utilized under 2004 Omnibus Stock and Incentive Plan; and (C) reduce the mark-to-market volatility of the award by paying it in cash instead of equity.
Peer group	Adjusted the compensation peer group to remove four companies (Pioneer Natural Resources, Noble Energy, Continental Resources and Cabot Oil and Gas) and add five companies (California Resources, EP Energy, Oasis Petroleum, Ultra Petroleum and WPX Energy).	Reflect a more representative compensation peer group.
Base salaries	Did not approve market-based salary increases for members of senior management.	In a more stable oil price environment, the Compensation Committee would have awarded salary increases, however, the Compensation Committee did not believe it was appropriate in the current oil price environment.

For 2016, the allocation of incentive-based compensation awards granted to our named executive officers are as follows:

Percent	Award Name	Award Type	Terms
40%	Time-Vested Restricted Stock	Equity	Three-year graded vesting (34%, 33%, 33%)
25%	TSR Performance Award	Equity [1]	Based on a three-year TSR performance period and cliff vesting after 3.25 years
10%	EBITDAX Performance Award	Equity [1]	Based on a one-year performance period and vesting after 1.25 years
25%	Oil Price Change vs. TSR Performance Award	Cash	Based on a three-year performance period and cliff vesting after 3.25 years

(1) Any amounts earned under the TSR and EBITDAX performance awards above the 100% target levels will be payable in cash, rather than in shares of Company common stock, in order to conserve available shares under the 2004 Omnibus Stock and Incentive Plan.

2016 Compensation Determinations

For 2016, salary levels and total target compensation levels for our executive officers are expected to remain unchanged from 2015 levels. However, revisions to the long-term incentive awards were made by the Compensation Committee to accommodate (i) the limited number of shares currently available for ongoing issuance under our 2004 Omnibus Stock and Incentive Plan and (ii) the need to replace the performance-based operational awards – growth and income used in 2014 and 2015 in light of the Company's suspension of dividend payments in the third quarter of 2015.

The table below shows changes to the Company's long-term incentive award allocations to executive officers for 2016, with the most significant changes being (i) the substitution of a new oil price change vs. TSR performance-based cash award for the performance-based operational award – growth and income and (ii) providing that any amounts earned under the TSR performance awards and EBITDAX performance awards (previously the performance-based operational award – capital efficiency) above the 100% target levels will be payable in cash, rather than in shares of Company common stock, in order to conserve available shares under the 2004 Omnibus Stock and Incentive Plan.

Award	2015	2016
TSR Performance Equity Award [1]	33%	25%
Oil Price Change vs. TSR Performance Cash Award	—	25%
Growth and Income Performance Equity Award	22%	—
EBITDAX Performance Equity Award [1]	11%	10%
Anticipated Time-Vested Restricted Stock Equity Award [2]	34%	40%
Total	100%	100%

(1)   Any amounts earned under the TSR and EBITDAX performance awards above the 100% target levels will be payable in cash, rather than in shares of Company common stock, in order to conserve available shares under the 2004 Omnibus Stock and Incentive Plan.
(2)   It is currently anticipated that time-vested restricted stock awards for 2016 will be granted mid-year to the executive officers and all employees, ratably vesting over a three-year period; however, these awards have yet to be determined or approved by the Compensation Committee.

The new oil price change vs. TSR performance award compares the change in oil prices to our total shareholder return, both over a three-year period, with the award to be payable in cash in order to minimize the number of shares utilized under grants of this new award and to reduce the mark-to-market volatility of this type of award if issued in equity. As our stock price is influenced heavily by fluctuations in oil prices (approximately 95% of our production is oil), the Compensation Committee believes that comparing our stock price performance to the change in oil prices is a reasonable metric to judge the Company's performance.

As an additional measure to manage and conserve shares available under the 2004 Omnibus Stock and Incentive Plan, the Compensation Committee set a stock price floor of $2.25 per share in determining the total number of shares that would be granted as performance-based awards on January 4, 2016, resulting in a lower number of shares being eligible to be earned than if the actual NYSE closing stock price on January 4, 2016 of $2.04 per share had been used.

Based on the changes outlined above, on January 4, 2016, the following long-term performance-based incentive awards were granted to the executive officers, all as determined or recommended by the Compensation Committee, and, as appropriate, ratified by the independent members of the Board. The table below shows the cash amount or number of shares of common stock to be issued under performance-based incentive awards at the target level for the (i) oil price change vs. TSR award (payable in cash), (ii) EBITDAX performance award (payable in common stock) and (iii) TSR performance award (payable in common stock). All of the performance-based incentive awards are subject to earlier vesting in the event of a change in control, death, disability, and in some cases retirement eligibility, as provided in the 2004 Omnibus Stock and Incentive Plan and/or specific award agreements.

Name	Anticipated Time-Vested Restricted Stock Equity Award (100% of target) (Dollar Value) [1]	Oil Price Change vs. TSR Performance Award (100% of target) (Dollar Value)	EBITDAX Performance Award (100% of target) (Number of Shares)	TSR Performance Award (100% of target) (Number of Shares)
Phil Rykhoek	$ 1,600,000	$ 1,000,000	177,778	444,444
Mark Allen	700,000	437,500	77,778	194,444
Christian S. Kendall	900,000	562,500	100,000	250,000
Jim Matthews	360,000	225,000	40,000	100,000

(1)   It is currently anticipated that time-vested restricted stock awards for 2016 will be granted mid-year to the executive officers and all employees, ratably vesting over a three-year period; however, these awards have yet to be determined or approved by the Compensation Committee.

Change in Control and Severance Benefits

Our senior management, together with all of our other employees, have built Denbury into the successful enterprise that it is today, and we believe that it is important to protect them in the event of a change in control. Further, it is our belief that the interests of stockholders will be best served if the interests of our senior management are aligned with theirs, and providing change-in-control benefits should eliminate, or at least reduce, possible reluctance of senior management to pursue potential change-in-control transactions that may be in the best interest of stockholders. For more information on these potential benefits, please see *Potential Payments Upon Termination or Change in Control* below.

Perquisites and Other Benefits

Our senior management participates in our benefit plans on the same terms as our other employees. These plans include medical, dental, vision, disability and life insurance, partial matching contributions to our 401(k) plan, matching contributions of up to $1,000 under our charitable gift program and partial matching contributions to our employee stock purchase plan (which was terminated in March of 2015 because the plan depleted all of its shares). Beginning in 2011, the Compensation Committee decided to discontinue paying for monthly membership dues at golf and other clubs, whether or not considered perquisites, on an individual basis, and instead added a cash compensation component for each named executive officer. The amount paid to cover such items in 2015 was $25,000 for Messrs. Rykhoek and Allen, $20,000 for Mr. Matthews, $15,000 for Mr. Kerr and $8,333 for Mr. Kendall. The cash compensation component was prorated for Messrs. Kerr and Kendall based on the amount of time served as a named executive officer in 2015. Our only retirement benefits are our 401(k) plan and a retirement vesting provision included in most of our equity awards. We do not have any pension or post-retirement medical benefits.

Stock Ownership Guidelines

In 2013, our Board amended our stock ownership and retention guidelines for our directors and officers. Our Compensation Committee hired Meridian to perform a review of our peer company stock ownership guidelines and to recommend changes based on such review. Based on the analysis prepared by Meridian, and recommendation from the Compensation Committee, our Board amended our stock ownership and retention guidelines to, among other changes for the officers, increase the stock ownership holding amount for our President and Chief Executive Officer from three to five times his base salary. Under our amended guidelines, all officers are expected to hold stock with the following values:

Officer Level	Ownership Guideline
President and/or Chief Executive Officer	5x annual base salary
Chief Operating Officer and Senior Vice Presidents	3x annual base salary
Vice President	2x annual base salary

Stock that counts toward satisfaction of these guidelines includes shares of common stock owned directly by the officer or immediate family members plus restricted stock (vested and unvested). Until the guideline amount is achieved, officers are required to retain at least one-third of the shares obtained through the 2004 Omnibus Stock and Incentive Plan other than awards of options or SARs.

Risk Assessment Related to Our Compensation Program

We do not believe that our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on the Company's risk profile. Although portions of our compensation program are performance-based, we believe that we have allocated our compensation among base salary and short- and long-term compensation opportunities in such a way as to discourage excessive risk taking. Further, one of the main factors we take into consideration in setting compensation is the performance of the Company as a whole, which we believe encourages decision making that is in the best long-term interests of the Company and our stockholders. Finally, the time-based vesting over a multi-year period for certain of our equity awards, as well as our stock ownership guidelines for our directors and officers, ensures their interests align with those of our stockholders for the long-term performance of our Company.

Policy on Recovery of Compensation and Clawbacks

We do not currently have a policy providing for specific compensation penalties if we are required to restate our financial statements. The only specific impact of such an event relative to our compensation program would be a potential downward adjustment to our performance-based awards, not to exceed 25%, based on the subjective review by the Compensation Committee, although such an event would also likely affect the more subjective annual cash bonuses awarded by the Compensation Committee, which consider overall Company performance, and would likely affect the value of the equity awards granted to our employees. Section 954 of the Dodd-Frank Act requires the SEC to implement regulations requiring clawbacks of compensation from designated officers in the event of a financial restatement; however, the Company has deferred taking action on these clawback provisions pending promulgation by the SEC of final regulations under these Dodd-Frank Act provisions.

Deductibility of Executive Compensation

We believe it is important to have flexibility in designing our compensation programs in a manner that achieves our objectives. Under U.S. federal income tax law, we cannot take a tax deduction for certain compensation in excess of $1,000,000 per year paid to certain individual named executive officers (our Chief Executive Officer and three other most highly compensated officers, excluding our Chief Financial Officer). However, performance-based compensation, as defined in the Code, is fully deductible as long as the programs are approved by the stockholders and meet certain other requirements. We have designed and monitor certain aspects of our compensation programs to meet performance-based compensation criteria and maximize our tax deductible compensation whenever practicable. For example, in 2014 and 2015, the Compensation Committee made changes to our annual bonus program intended to qualify a greater portion of our executive compensation for tax deductibility under Section 162(m) of the Code (see *Compensation Components – Annual Cash Bonuses* above). While we consider accounting and tax treatment of certain forms of compensation in the design of our compensation program, we choose to weigh all factors, and therefore we have not adopted a policy that limits our compensation options.

The previous CD&A contains statements regarding future individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of Denbury's compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. Denbury specifically cautions investors not to apply these statements to other contexts.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the CD&A included in this proxy statement with management. Based on such review and discussion, the Compensation Committee recommended to the Board that the CD&A be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2015.

The Compensation Committee
Laura A. Sugg, Chairwoman
Michael B. Decker
John P. Dielwart
Gregory L. McMichael

Summary Compensation Table

The following table sets out a summary of executive compensation for our named executive officers for the years indicated below.

Name and Principal Position	Year	Salary	Bonus [1]	Stock Awards [2]	Option Awards [3]	Non-Equity Incentive Plan Compensation	All Other Compensation[6]	Total
Phil Rykhoek President and Chief Executive Officer	2015	$780,000	$ 15,000	$4,008,463	$ —	$ 682,500 [4]	$ 65,674	$ 5,551,637
	2014	780,000	557,100	4,259,941	—	648,000 [5]	115,377	6,360,418
	2013	750,000	586,298	3,417,264	569,983	724,200 [5]	116,351	6,164,096
Mark C. Allen Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary	2015	$469,287	$ 9,025	$1,780,786	$ —	$ 410,626 [4]	$ 60,038	$ 2,729,762
	2014	455,619	349,337	1,863,711	—	378,000 [5]	88,951	3,135,618
	2013	438,095	375,330	1,483,801	247,493	422,450 [5]	86,592	3,053,761
Christian S. Kendall[7] Chief Operating Officer	2015	$165,057	$260,096	$1,002,000	$ —	$ 144,734 [4]	$ 33,750	$ 1,605,637
Jim Matthews Senior Vice President, General Counsel and Secretary	2015	$388,043	$ 7,462	$ 915,830	$ —	$ 291,032 [4]	$ 50,698	$ 1,653,065
	2014	376,740	346,616	958,461	—	216,000 [5]	72,970	1,970,787
	2013	362,250	260,994	718,053	119,771	222,273 [5]	62,787	1,746,128
Brad Kerr[8] Former Senior Vice President – Development, Technical and Innovation	2015	$234,735	$100,000	$1,068,463	$ —	$ —	$ 819,604	$ 2,222,802
	2014	170,625	314,635	799,986	—	—	72,403	1,357,649

(1) With respect to Messrs. Rykhoek, Allen, Kendall and Matthews, includes the amount earned for a Christmas bonus in each year shown that is equivalent to one week's salary and which is paid to all employees (the "Christmas Bonus"). With respect to Mr. Kerr, includes the Christmas Bonus for 2014 and a new hire bonus for 2015 that was earned on the one-year anniversary of his date of hire.

(2) Amounts in this column include the grant-date fair value of (a) restricted common stock awards, (b) performance-based operational awards (at the target level of 100%) and (c) performance-based TSR awards (at the target level of 100%) granted during the year indicated as shown in the following table. The grant-date fair value of restricted common stock and performance-based operational awards is calculated using the closing price of Company common stock on the date of grant. The grant-date fair value of performance-based TSR awards is calculated using a Monte-Carlo simulation model.

Name	Year	Restricted Common Stock	Performance-Based Operational Awards	Performance-Based TSR Awards	Total
Phil Rykhoek	2015	$ 1,359,996	$ 1,317,637	$ 1,330,830	$ 4,008,463
	2014	1,359,996	1,319,995	1,579,950	4,259,941
	2013	1,329,995	949,987	1,137,282	3,417,264
Mark C. Allen	2015	594,997	577,497	608,292	1,780,786
	2014	594,989	577,496	691,226	1,863,711
	2013	577,492	412,492	493,817	1,483,801
Christian S. Kendall	2015	1,002,000	—	—	1,002,000
Jim Matthews	2015	305,997	296,998	312,835	915,830
	2014	305,993	296,990	355,478	958,461
	2013	279,472	199,613	238,968	718,053
Brad Kerr	2015	356,998	346,494	364,971	1,068,463
	2014	799,986	—	—	799,986

These awards were made pursuant to our 2004 Incentive Plan. Performance-based operational awards vested as follows: (i) one-third of the awards granted during 2015 were earned at 0% of target and vested on March 31, 2016 and two-thirds will not be earned until the end of the three-year performance period and will vest on March 31, 2018, (ii) one-third of the awards granted during 2014 were earned at 160% of target and vested on March 31, 2015 and two-thirds will not be earned until the end of the three-year performance period and will vest on March 31, 2017 and (iii) awards granted during 2013 were earned at 120.7% of target and vested on January 4, 2015. Performance-based TSR awards vest based upon a comparison of Company TSR to that of Company peers as follows: (i) awards granted in 2015 vest on March 31, 2018, (ii) awards granted in 2014 vest on March 31, 2017 and (iii) awards granted in 2013 were earned at 25% of target and vested on March 31, 2016. Each performance-based award had a maximum payout of 200%. Further discussion regarding the underlying awards is included in Note 7 to the Company's audited financial statements for the year ended December 31, 2015, included in the Company's 2015 Annual Report on Form 10-K filed with the SEC on February 26, 2016.

(3) Represents the fair value of stock-settled SARs granted during the year indicated using the Black–Scholes option pricing model as of the date of grant. These awards were made pursuant to our 2004 Incentive Plan. Further discussion regarding the underlying awards, including assumptions, is included in Note 7 to the Company's audited financial statements for the year ended December 31, 2015, included in the Company's 2015 Annual Report on Form 10-K filed with the SEC on February 26, 2016.

(4) Represents amounts earned under the 2015 annual cash bonus plan for the year indicated, regardless of when paid. See *Executive Compensation – Compensation Components —Annual Cash Bonuses.*

(5) Represents the dollar value of performance-based cash awards granted during the year indicated. Performance-based cash awards vested as follows: (i) awards granted during 2014 vested at 108% of target on March 31, 2015 and (ii) awards granted during 2013 vested at 120.7% of target on March 31, 2014. Performance-based cash awards had a maximum payout of 200%. The basis of the values of performance-based cash awards in the above table differs from the basis of the values of performance-based equity awards (both operational and TSR) included in footnote 2 above in that performance-based cash awards are presented at the value of awards earned and performance-based equity awards are presented at the grant-date fair value of the awards at the 100% target level.

(6) Amounts in this column include (a) matching contributions by the Company to the Employee Stock Purchase Plan on each named executive officer's behalf, (b) matching contributions to the 401(k) Plan on each named executive officer's behalf, (c) life and disability insurance premiums paid by the Company on each named executive officer's behalf, (d) allocated discretionary funds for each named executive officer and (e) other compensation-related items as shown in the following table:

Name	Year	Stock Purchase Plan (a)	401(k) Plan (b)	Insurance Premiums (c)	Cash Perquisites (d)	Other (e)	Total
Phil Rykhoek	2015	$ 8,855	$ 15,900	$ 9,160	$ 25,000	$ 6,759	$ 65,674
Mark C. Allen	2015	5,326	15,900	7,191	25,000	6,621	60,038
Christian S. Kendall	2015	—	—	1,354	8,333	24,063	33,750
Jim Matthews	2015	4,403	15,900	5,345	20,000	5,050	50,698
Brad Kerr	2015	3,681	15,900	3,177	15,000	781,846	819,604

In 2015, all named executive officers had other compensation related to a comprehensive preventative medical examination and an on-site cafeteria that is available to all employees.

(7) Mr. Kendall joined the Company in September 2015. Compensation information for Mr. Kendall is not provided for 2013 and 2014 because Mr. Kendall was not an employee or a named executive officer of the Company in those years. Additionally, Mr. Kendall was reimbursed approximately $23,175 for relocation expenses in connection with his hiring in September 2015 which is reflected under "All Other Compensation."

(8) Mr. Kerr joined the Company in June 2014. Compensation information for Mr. Kerr is not provided for 2013 because Mr. Kerr was not an employee or a named executive officer of the Company in 2013. Mr. Kerr resigned from his position as Senior Vice President – Development, Technical and Innovation effective September 21, 2015. Mr. Kerr received $754,598 pursuant to an Officer Resignation Agreement dated September 22, 2015 and $10,451 for unused vacation time.

President and CEO Realized Compensation

The following President and CEO Realized Compensation Table discloses the compensation actually realized by our President and Chief Executive Officer, Mr. Rykhoek, which is different than the compensation that SEC rules require to be reported in the Summary Compensation Table above. We consider this President and CEO Realized Compensation Table to be relevant to investors because it shows how our equity compensation program affects the realized compensation of our President and Chief Executive Officer in a given year. The primary difference between the President and CEO Realized Compensation Table values and the Summary Compensation Table values is the method and timing used to value equity awards. SEC rules require companies to report the grant-date fair value of all equity awards in the Summary Compensation Table for the year in which such equity awards were granted and to report performance-based equity (*e.g.*, the performance-based operational awards and performance-based TSR awards) at the grant-date fair value at 100% of the target level. As a result, over 50% of the total compensation amount reported in our Summary Compensation Table relates to equity grants that have not yet vested or been earned to date, and for which the value, if any, is consequently uncertain. The President and CEO Realized Compensation Table values contain the following differences from the Summary Compensation Table values:

- Time-vested restricted stock is restricted stock that vested during the year presented and is valued at the vesting-date price, representing the value earned by Mr. Rykhoek for such shares. In contrast, the Summary Compensation Table includes the grant-date fair value of all shares in the year granted.

- No value is attributed to SAR awards because Mr. Rykhoek did not exercise any SARs in 2015, 2014 or 2013, and consequently did not realize value from SARs during such years. In contrast, the Summary Compensation Table includes the grant-date fair value of SARs granted in 2013 (the last year the Company granted SARs to executive officers).

- With respect to performance-based equity awards, the President and CEO Realized Compensation Table reflects the vesting-date fair value of awards earned by Mr. Rykhoek in the year of vesting, at the then-current market price of the shares earned and the percentage actually earned for each award. In contrast, the Summary Compensation Table includes such awards in the year of grant, at the grant-date fair value of the award and assumes that the target (or 100%) is earned.

While the President and CEO Realized Compensation Table more accurately reflects the amounts earned by Mr. Rykhoek primarily due to the difference between (i) grant-date fair value and vesting-date fair value and (ii) target compensation levels and earned compensation levels for performance awards, during a period of declining oil prices and a corresponding decline in the price of our common stock, the actual value earned using our current stock price is considerably less than the amount included in the table. For instance, if the $2,974,782 reported in the "Total Realized Compensation Values" column for 2015 was adjusted to account for our closing stock price as of March 31, 2016 of $2.22, such value would be reduced by approximately $1 million, further illustrating the high degree of correlation between our stock price and the compensation of our executive officers.

President and CEO Realized Compensation Table

Year	Cash and All Other Compensation [1] (Salary, Bonus, Non-Equity Incentive Plan Compensation and All Other Compensation)		Stock Awards (Time-Vested Restricted Stock, Performance-Based Operational Awards and Performance-Based TSR Awards)		Option Awards (SARs and Option Awards)		Total	
	Summary Compensation Table Values	Realized Compensation Values	Summary Compensation Table Values[2]	Realized Compensation Values[3]	Summary Compensation Table Values	Realized Compensation Values[4]	Summary Compensation Table Values	Realized Compensation Values
2015	$ 1,543,174	$ 1,543,174	$ 4,008,463	$ 1,431,607	—	—	$ 5,551,637	$ 2,974,782
2014	2,100,477	2,100,477	4,259,941	1,102,150	—	59,694	6,360,418	3,262,321
2013	2,176,849	2,176,849	3,417,264	1,779,934	569,983	58,807	6,164,096	4,015,590

(1) This column shows equivalent amounts for the Summary Compensation Table values and Realized Compensation Table values. These amounts were cash and other compensation amounts earned by Mr. Rykhoek in fiscal years ended 2015, 2014 and 2013.
(2) Represents the grant-date fair value of restricted stock, performance-based operational awards and performance-based TSR awards.
(3) Represents the vesting-date fair value of restricted stock, performance-based operational awards and performance-based TSR awards which vested in the year shown.
(4) Represents the value of option awards exercised during the year reported, calculated by multiplying the number of options exercised by the difference between the exercise price and the closing price on the exercise date.

2015 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Action Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[1]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Phil Rykhoek	1/9/2015	12/10/2014				—	156,977 [2]	313,954		1,147,502
	5/19/2015	12/10/2014				—	23,597 [2]	47,194		170,134
	1/9/2015	12/10/2014				—	52,325 [3]	104,650		382,496
	5/19/2015	12/10/2014				—	7,866 [3]	15,732		56,714
	1/9/2015	12/10/2014				—	104,652 [4]	209,304		765,006
	5/19/2015	12/10/2014				—	15,731 [4]	31,462		113,421
	1/9/2015	12/10/2014							186,046 [5]	1,359,996
Mark C. Allen	1/9/2015	12/10/2014				—	79,001 [2]	158,002		577,497
	1/9/2015	12/10/2014				—	26,333 [3]	52,666		192,494
	1/9/2015	12/10/2014				—	52,668 [4]	105,336		385,003
	1/9/2015	12/10/2014							81,395 [5]	594,997
Christian S. Kendall	9/8/2015	9/1/2015							300,000 [6]	1,002,000
Jim Matthews	1/9/2015	12/10/2014				—	40,629 [2]	81,258		296,998
	1/9/2015	12/10/2014				—	13,543 [3]	27,086		98,999
	1/9/2015	12/10/2014				—	27,086 [4]	54,172		197,999
	1/9/2015	12/10/2014							41,860 [5]	305,997
Brad Kerr	1/9/2015	12/10/2014				—	47,400 [2]	94,800		346,494
	1/9/2015	12/10/2014				—	15,800 [3]	31,600		115,498
	1/9/2015	12/10/2014				—	31,600 [4]	63,200		230,996
	1/9/2015	12/10/2014							48,837 [5]	356,998

(1) Represents the fair value of restricted stock as of the grant date. The fair value of the time-based restricted stock awards and performance-based operational awards is the fair market value of the stock on the date of grant. The fair value of performance-based TSR awards is based on a Monte-Carlo simulation valuation model on the date of grant. Further discussion regarding the underlying awards, including assumptions, is included in Note 7 of the Company's audited financial statements for the year ended December 31, 2015, included in the Company's Annual Report on Form 10-K filed with the SEC on February 26, 2016.

(2) These shares are performance-based TSR awards (target amount) that cliff vest on March 31, 2018 based on comparison of Company TSR to that of Company peers (see *Compensation Discussion and Analysis – Compensation Components – Performance-Based TSR Awards* above).

(3) These shares are performance-based operational awards (capital efficiency) at target amount that vested on March 31, 2016 upon satisfaction of the performance criteria of the grant. The actual award earned was 0% of the targeted shares but could have ranged from 0% to 200% of the targeted shares based upon the Company's level of success in achieving the performance criteria of the grant (see *Compensation Discussion and Analysis – Compensation Components – Performance-Based Operational Awards – Capital Efficiency Award* above).

(4) These shares are performance-based operational awards (growth and income) at target amount that will vest on March 31, 2018 upon satisfaction of the performance criteria of the grant. The actual award could range from 0% to 200% of the targeted shares based upon the Company's level of success in achieving the performance criteria of the grant (see *Compensation Discussion and Analysis – Compensation Components – Performance-Based Operational Awards – Growth and Income Award* above).

(5) These shares of restricted common stock vest ratably on January 9, 2016, 2017 and 2018. In addition to the foregoing vesting provision, all of these shares vest upon a holder's death or disability, upon a change in control of the Company or at the time the executive (i) becomes retirement eligible and (ii) has held the restricted common stock for one year from the date of grant.

(6) These shares of restricted common stock vest ratably on September 8, 2016, 2017 and 2018. In addition to the foregoing vesting provision, all of these shares vest upon a holder's death or disability or upon a change in control of the Company.

2015 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Awards That Have Not Vested ($)
Phil Rykhoek	12,100		12.19	1/3/2016				
	80,385		12.97	1/2/2016				
	19,370		14.73	6/30/2016				
	72,992		15.63	1/4/2017				
	76,137		18.71	1/7/2018				
	82,906		17.27	1/6/2019				
		65,383 [1]	16.77	1/4/2020				
					54,446 [2]	109,981		
					79,308 [3]	160,202		
					82,175 [4]	165,994		
					186,046 [5]	375,813		
							52,325 [6]	105,697
							53,172 [7]	107,407
							104,652 [8]	211,397
							7,866 [6]	15,889
							15,731 [8]	31,777
							56,648 [9]	114,429
							79,758 [10]	161,111
							156,977 [11]	317,094
							23,597 [11]	47,666
Mark C. Allen	8,544		12.19	1/3/2016				
	67,931		12.97	1/2/2016				
	7,102		14.73	6/30/2016				
	50,689		15.63	1/4/2017				
	45,175		18.71	1/7/2018				
	49,190		17.27	1/6/2019				
		28,390 [1]	16.77	1/4/2020				
					79,331 [2]	160,249		
					34,436 [3]	69,561		
					35,951 [4]	72,621		
					81,395 [5]	164,418		
							26,333 [6]	53,193
							23,263 [7]	46,991
							52,668 [8]	106,389
							24,597 [9]	49,686
							34,894 [10]	70,486
							79,001 [11]	159,582
Christian S. Kendall					300,000 [12]	606,000		

2015 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END – *Continued*

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number or Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Awards That Have Not Vested ($)
Jim Matthews		13,739 [1]	16.77	1/4/2020				
					16,665 [3]	33,663		
					18,489 [4]	37,348		
					41,860 [5]	84,557		
							13,543 [6]	27,357
							11,963 [7]	24,165
							27,086 [8]	54,714
							11,903 [9]	24,044
							17,945 [10]	36,249
							40,629 [11]	82,071
Brad Kerr								

(1) These stock-settled SARs cliff vested 100% on March 31, 2016, more than three years after the date of grant.

(2) These shares of restricted common stock vest ratably each January 31st until the final vesting upon reaching a retirement age between 60 and 65, depending on length of service, and the officer's separation from the Company. In addition to the foregoing vesting provision, all of these shares will vest upon a holder's death or disability or upon a change in control of the Company.

(3) These shares of restricted common stock cliff vested 100% on March 31, 2016, more than three years after the date of grant.

(4) These shares of restricted common stock cliff vest 100% on March 31, 2017, more than three years after the date of grant. In addition to the foregoing vesting provision, all of these shares vest upon a holder's death or disability, upon a change in control of the Company or at the time the executive (i) becomes retirement eligible and (ii) has held the restricted common stock for one year from the date of grant.

(5) These shares of restricted common stock vest ratably on January 9, 2016, 2017 and 2018. In addition to the foregoing vesting provision, all of these shares vest upon a holder's death or disability, upon a change in control of the Company or at the time the executive (i) becomes retirement eligible and (ii) has held the restricted common stock for one year from the date of grant.

(6) These performance-based operational awards (capital efficiency) were earned at 0% of the target award and vested on March 31, 2016.

(7) These performance-based operational awards (growth and income) are presented at 100% of the target award and vest on March 31, 2017 upon satisfaction of the performance criteria of the grant. The actual award earned can range from 0% to 200% of the targeted shares based upon the Company's level of success in achieving the performance criteria of the grant. In addition to the foregoing vesting provision, all of these shares will vest upon a holder's death or disability or upon a change in control of the Company.

(8) These performance-based operational awards (growth and income) are presented at 100% of the target award and vest on March 31, 2018 upon satisfaction of the performance criteria of the grant. The actual award earned can range from 0% to 200% of the targeted shares based upon the Company's level of success in achieving the performance criteria of the grant. In addition to the foregoing vesting provision, all of these shares will vest upon a holder's death or disability or upon a change in control of the Company.

(9) These performance-based TSR awards were earned at 25% of the target award and vested on March 31, 2016.

(10) These performance-based TSR awards are presented at 100% of the target award and vest on March 31, 2017. The actual award earned can range from 0% to 200% of the targeted shares based upon the performance of the Company's stock as compared to the stock performance of the Company's peers. In addition to the foregoing vesting provision, all of these shares will vest upon a holder's death or disability or upon a change in control of the Company.

(11) These performance-based TSR awards are presented at 100% of the target award and vest on March 31, 2018. The actual award earned can range from 0% to 200% of the targeted shares based upon the performance of the Company's stock as compared to the stock performance of the Company's peers. In addition to the foregoing vesting provision, all of these shares will vest upon a holder's death or disability or upon a change in control of the Company.

(12) These shares of restricted common stock vest ratably on September 8, 2016, 2017 and 2018. In addition to the foregoing vesting provision, all of these shares vest upon a holder's death or disability or upon a change in control of the Company.

OPTION EXERCISES AND STOCK VESTED DURING 2015

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Phil Rykhoek	—	—	191,927	$1,431,607
Mark C. Allen	—	—	85,886	642,602
Christian S. Kendall	—	—	—	—
Jim Matthews	—	—	39,930	293,900
Brad Kerr	—	—	15,221	105,938

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our senior management, together with all of our other employees, have built Denbury into the successful enterprise that it is today, and we believe that it is important to protect them in the event of a change of control. Further, it is our belief that the interests of stockholders will be best served if the interests of our senior management are aligned with theirs, and providing change of control benefits should eliminate, or at least reduce, possible reluctance of senior management to pursue potential change of control transactions that may be in the best interests of stockholders.

We do not have any predefined severance benefits for our executive officers, except in the event of a change of control. In the case of a change of control event, we have two benefits for our employees and management, including our named executive officers: (1) eligibility to receive payments under our Severance Protection Plan and (2) immediate vesting of all long-term awards. The Denbury Resources Severance Protection Plan ("Severance Protection Plan") was originally adopted in December 2000 and was last amended in May 2015. Under the terms of our Severance Protection Plan, an employee is entitled to receive a severance payment if a Change of Control (defined below) occurs and the employee incurs an involuntary termination of employment within the six-month period prior to, or within the two-year period following, that Change of Control (i.e., a "double trigger" payment). An involuntary termination for purposes of the Severance Protection Plan will mean a termination by us without cause or due to the employee's own decision to terminate employment for good reason. Under the Severance Protection Plan, an involuntary termination will not include any termination of employment due to the participant's death or disability. If entitled to severance payments under the terms of the Severance Protection Plan, members of our senior management team (including each of our named executive officers) will receive three times the sum of their annual base salary and bonus amounts, which is calculated as an amount equal to fifty percent (50%) of the total amount of all cash bonuses paid to the participant over the two most recent annual periods ending prior to the Change of Control. Our other officers will receive two-and-one-half times their annual salary and bonus amount, and all other employees will receive between one-third and one-and-one-half times their annual salary and bonus amount depending on their salary level and length of service with us. All employees that become entitled to a severance benefit under the Severance Protection Plan will also receive continuing medical and dental benefits, with the members of our senior management team receiving such benefits up to an eighteen-month period (such benefits would cease if the employee became covered under a subsequent employer's plans).

The Severance Protection Plan provides that if our senior management or vice presidents who were corporate officers prior to January 1, 2011 are subject to the "parachute payment" excise tax, then we will pay such officer under the Severance Protection Plan an additional amount to "gross-up" the severance payment so that the employee will receive the full amount due under the terms of the Severance Protection Plan after payment of the excise tax. For all other officers, no gross-up for excise taxes will be provided. In connection with the December 13, 2012 amendment of the Severance Protection Plan, a "net-best" provision was added to the Severance Protection Plan, which we believe is a prevalent alternative to providing a gross-up. Pursuant to the "net-best" provision, officers excluded from the Severance Protection Plan's "gross-up" benefit will receive the greater after-tax benefit of either (i) their full severance payment, for which the individual officer is responsible for the payment of any applicable excise tax, or (ii) a severance payment capped at the safe harbor amount (generally $1 less than three times the officer's average annual compensation over the past five years), for which no excise tax is due. This approach provides the officer with a capped payment only if the officer would receive a greater after-tax benefit than if the officer paid excise tax on the full severance payment.

For purposes of the Severance Protection Plan, a "Change of Control" means the occurrence of any of the following events: (i) our "continuing directors" no longer constitute a majority of the members of our Board (with a "continuing director" generally being an individual who has served for at least one year or an individual that was approved by a majority of the Board); (ii) any person or group becomes the beneficial owners of our common stock that represents thirty percent (30%) or more of the voting power of our outstanding securities; (iii) a merger or consolidation to which we are a party if (a) our stockholders (prior to the transaction) hold beneficial ownership of less than fifty percent (50%) of the combined voting power of the securities of the surviving corporation, or (b) fifty percent (50%) or more of the individuals that were members of our senior management team prior to the transaction do not hold a senior management position in the surviving corporation six-months following the transaction; or (iv) the sale of all or substantially all of our assets, or our liquidation or dissolution.

In addition to the Severance Protection Plan, our long-term incentives and equity awards have change of control protection. Therefore, upon a Change of Control, defined within our 2004 Incentive Plan by the same definition as given above for the Severance Protection Plan, long-term incentives and equity awards granted pursuant to the 2004 Incentive Plan would immediately vest. Long-term cash incentives would be paid out at the target amount. In the case of our recently issued performance awards, they would vest at the target (or the 100% level) in the event of a Change of Control, and in the case of the TSR awards, they would vest based on the relative return calculated as of the Change of Control date.

The long-term performance-based cash awards, performance-based operational awards and performance-based TSR awards granted under the 2004 Incentive Plan would also receive accelerated vesting upon the individual's death, disability or a post-separation Change of Control, at the target (or the 100% level). A post-separation Change of Control means a Change of Control that occurs not more than ninety (90) days after the individual's separation from service. For the purposes of the 2004 Incentive Plan, such a separation from service is deemed to have occurred immediately following the post-separation Change of Control. Thus the post-separation Change of Control is also a "double trigger" benefit, although the triggering event will be the Change of Control event.

2015 Named Executive Officer Resignation Payments and Estimated Potential Payments Upon Termination or Change in Control

During 2015, one of our named executive officers, Mr. Kerr, resigned from his position as Senior Vice President – Development, Technical and Innovation. In connection with his resignation, he entered into an Officer Resignation Agreement containing a release of claims and certain restrictive covenants regarding confidentiality, non-competition, non-solicitation, and non-disparagement obligations, and which provided for him to be paid $750,000 in cash.

The following table shows, as of December 31, 2015, the estimated potential payments and benefits that would be received by our named executive officers (other than Mr. Kerr because he resigned as an officer prior to December 31, 2015) based upon a hypothetical termination of employment and/or a change in control in each of the three circumstances indicated in the table (*i.e.*, (1) a change in control with no termination of employment, (2) a change in control with an involuntary termination of employment and (3) death or disability). The fair market value of accelerated equity awards includes only those awards that were not currently vested as of December 31, 2015, using the closing stock price of $2.02 per share. Actual amounts that may become payable to any named executive officer can only be determined with any certainty at the time of an actual termination of employment or upon a change in control.

Name	Severance Protection Plan Payment ($)	Healthcare and Other Insurance Benefits ($)	Fair Market Value of Accelerated Equity Compensation ($) [1]	Other ($)	Tax Gross Up ($)	Total Value ($)
Phil Rykhoek						
Change in Control with no termination of employment	—	—	1,381,125	—	—	1,381,125
Change in Control plus an involuntary termination of employment	6,113,397	65,134	1,381,125	—	—	7,559,656
Death or Disability	—	—	1,838,635	—	—	1,838,635
Mark C. Allen						
Change in Control with no termination of employment	—	—	715,750	—	—	715,750
Change in Control plus an involuntary termination of employment	3,654,532	90,183	715,750	—	—	4,460,465
Death or Disability	—	—	915,911	—	—	915,911
Christian S. Kendall						
Change in Control with no termination of employment	—	—	606,000	—	—	606,000
Change in Control plus an involuntary termination of employment	1,575,000	85,335	606,000	273,175	—	2,539,510
Death or Disability	—	—	606,000	—	—	606,000
Jim Matthews						
Change in Control with no termination of employment	—	—	283,192	—	—	283,192
Change in Control plus an involuntary termination of employment	2,236,716	85,148	283,192	—	—	2,605,056
Death or Disability	—	—	386,135	—	—	386,135

(1) The amounts in this column represent accelerated vesting of time-based restricted stock, performance-based operational awards and performance-based TSR awards, which remain unvested as of December 31, 2015.

Proposal Two:
Advisory Vote to Approve Named Executive Officer Compensation

The Dodd-Frank Act requires all public companies to solicit from stockholders a nonbinding, advisory vote to approve the compensation of their named executive officers. At the 2013, 2014 and 2015 annual meetings of stockholders, more than 97%, 96% and 94%, respectively, of shares having voting power present in person or represented by proxy were voted in favor of the compensation of the Company's named executive officers. In 2011, based on stockholder approval, the Board determined to hold its advisory vote to approve executive compensation annually until the Board determines, or the next frequency vote (which will be at the 2017 annual stockholders meeting) provides, otherwise.

This proposal, commonly known as a "say-on-pay" proposal, grants stockholders the opportunity to express their views on the compensation of our "named executive officers," collectively the group of officers whose compensation is reflected in our *Summary Compensation Table* contained herein. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the named executive officers as described in this proxy statement.

The Board is asking stockholders to approve, on an advisory basis, the 2015 compensation of our named executive officers, as described in the CD&A of this proxy statement and the compensation tables and narrative which follow, which we urge you to review in voting on this resolution. Although this vote is nonbinding, the Compensation Committee values your opinion and will consider the voting results when making future decisions and recommendations about executive compensation. We always welcome feedback from our stockholders, and to ensure we can receive the benefits of meaningful stockholder input, if you abstain or vote against this resolution, we urge you to write us a letter or send us an email and tell us more specifically about the aspects of our compensation practices to which you object. Stockholders can communicate directly with members of the Compensation Committee on these matters by either writing them in care of Denbury Resources Inc., Attention: Compensation Committee, at 5320 Legacy Drive, Plano, Texas 75024, or emailing them at: compensationcommittee@denbury.com. Your correspondence will be received by the Chairwoman of the Compensation Committee with a copy to our Chief Executive Officer and Chief Financial Officer.

As described in the CD&A of this proxy statement, our executive compensation policies are designed to ensure that salary levels and compensation incentives attract and retain top-level individuals in key positions and are commensurate with each individual's level of executive responsibility, the type and scope of our operations and our Company-wide financial condition and performance. Additionally, the Compensation Committee believes that performance-based compensation is an increasingly important part of executive compensation (see page 26).

Vote Required

As described above, the affirmative vote of a majority of shares having voting power present in person or represented by proxy at the annual meeting, where a quorum is present, will constitute a nonbinding, advisory approval of this Proposal Two. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.

Board of Directors' Recommendation

Our Board of Directors recommends a vote FOR approval of the following nonbinding, advisory resolution:

"RESOLVED, that the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, compensation tables and related disclosures contained in the Company's 2016 proxy statement, is hereby approved."

COMPENSATION OF DIRECTORS

2015 Director Compensation

We provide both cash and equity compensation to all of our non-employee directors (all of our directors except our President and Chief Executive Officer, Mr. Rykhoek, who is not compensated as a director) so as to attract, motivate and retain experienced and knowledgeable persons to serve as our directors and to align the interests of our directors with our stockholders.

In setting 2015 director compensation, the Compensation Committee engaged Meridian to perform a director compensation review of the peer group of companies utilized for the executive compensation review (see further discussion at *Executive Compensation – Compensation Discussion and Analysis – Roles in Setting Executive Officer Compensation – Role of the Independent Compensation Consultant*) to help determine 2015 director compensation. Based on the analysis prepared by Meridian in 2014, and recommendations from the Nominating/ Corporate Governance Committee and Compensation Committee, the Board determined not to adjust total Board compensation (cash and equity) for 2015, with average targeted compensation approximating just below the 50th percentile level of the peer group's anticipated 2015 board compensation levels. The Board has not increased its annual retainer and equity grant value since 2013 and did not approve an increase for 2016.

In 2015, our directors were paid an annual retainer fee of $80,000. Additionally, (i) the Chairman of the Board received an annual retainer of $107,000, (ii) the chairpersons of the Audit Committee, Compensation Committee, Nominating/Corporate Governance Committee, Reserves and HSE Committee and Risk Committee received annual retainers of $35,000, $17,000, $15,000, $15,000 and $15,000, respectively and (iii) members of those committees received additional retainers of $10,000, $7,500, $5,000, $5,000 and $5,000, respectively. The chart below presents this information in a tabular format. We also reimburse our non-employee directors for out-of-pocket travel expenses in connection with each Board meeting attended in person.

	Annual Chairperson Fee	Annual Member Fee
Board of Directors	$ 107,000	$ 80,000
Audit Committee	35,000	10,000
Compensation Committee	17,000	7,500
Nominating/Corporate Governance Committee	15,000	5,000
Reserves and HSE Committee	15,000	5,000
Risk Committee	15,000	5,000

Our Director Deferred Compensation Plan allows directors to elect to receive these fees in either cash or common stock and to elect to defer receipt of such compensation to a later date. The number of shares issued to a director who elects to receive shares of common stock is calculated by dividing the director fees to be paid to such director each quarter by the closing price of the Company's common stock on the date the fees are payable, which is the last day of each quarter.

Each non-employee director also received an annual equity incentive grant of restricted common stock valued at $161,800 on the date of our annual stockholders meeting, which fully vests one year from the date of grant. In total, during 2015, each non-employee director received 22,441 shares of restricted common stock on May 19, 2015 (an approximate value of $161,800 on the date of grant). All restricted shares vest upon death, disability or a change in control of the Company. Our Director Deferred Compensation Plan allows directors to elect to defer receipt of their equity incentive grants to a later date.

Due to the continued low oil price environment and the corresponding decline in our stock price, and in order to conserve shares under our 2004 Omnibus Stock and Incentive Plan and avoid excessive potential dilution, the Compensation Committee has approved a stock price floor of the greater of (i) $2.25 per share or (ii) the closing price of our common stock on the grant date to determine the total number of shares that will be granted to directors in May 2016 for their annual equity incentive grant.

2015 Director Compensation Table

The total compensation paid to our non-employee directors during 2015 is described in the following table.

Director	Fees Earned or Paid in Cash [1]	Stock Awards [2]	All Other Compensation [3]	Total
John P. Dielwart [4]	$ 93,750	$ 161,800	$ 378	$ 255,928
Michael L. Beatty [5]	27,500	—	376	27,876
Michael B. Decker [4]	103,750	161,800	378	265,928
Ronald G. Greene [4][6]	35,577	—	158	35,735
Gregory L. McMichael	117,500	161,800	27,284	306,584
Kevin O. Meyers	110,000	161,800	18,527	290,327
Randy Stein	135,000	161,800	18,754	315,554
Laura A. Sugg	109,500	161,800	2,355	273,655
Wieland F. Wettstein [4]	202,000	161,800	378	364,178

(1) Represents fees earned for services as a director during 2015, including the annual base retainer fee and committee chairmanship and/or membership fees.
(2) Represents the fair value of restricted common stock or deferred stock units granted during 2015, which was the fair market value of the stock or unit on the date of grant. These awards were made pursuant to our 2004 Incentive Plan. Further discussion regarding the underlying awards is included in Note 7 to the Company's audited financial statements for the year ended December 31, 2015, included in the Company's Annual Report on Form 10-K filed with the SEC on February 26, 2016.
(3) Represents insurance premiums paid for medical, dental, vision and/or life insurance coverage. Medical insurance premiums for Messrs. McMichael, Meyers and Stein were $24,929, $17,138 and $17,138, respectively.
(4) Fees earned include amounts paid in common stock pursuant to such director's election under our Director Deferred Compensation Plan. Messrs. Dielwart, Decker, Greene and Wettstein received 28,682, 25,065, 5,130 and 35,565 shares of common stock, respectively, in lieu of their cash compensation.
(5) Fees earned include 3,773 deferred stock units paid pursuant to Mr. Beatty's election under our Director Deferred Compensation Plan. Mr. Beatty resigned from the Board effective as of March 20, 2015.
(6) Mr. Greene retired from the Board effective as of May 19, 2015.

Director Stock Ownership and Retention Guidelines

Under our stock ownership and retention guidelines for our directors and officers, all directors are expected to hold stock with a value of five times the annual cash retainer paid to the directors (specifically excluding fees paid for committee memberships and chairmanships). For 2015, the retention guideline amount was approximately $400,000 for each director. Stock that counts toward satisfaction of these guidelines includes shares of common stock owned directly by the director or immediate family members plus both restricted stock (vested and unvested) and deferred stock units (vested and unvested). Until the guideline amount is achieved, directors are required to retain at least one-third of the shares obtained through the Company's stock incentive plan, other than awards of options or stock appreciation rights.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about Denbury's equity compensation plans as of December 31, 2015.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
2004 Omnibus Stock and Incentive Plan[1]	8,903,514	$13.76	7,083,108
Equity compensation plans not approved by security holders:			
Director Deferred Compensation Plan[2]	—	—	22,351
Standalone Restricted Share New Hire Inducement Award[3]	300,000		—

(1) A description of the 2004 Incentive Plan is included in Note 7 to the Company's audited financial statements for the year ended December 31, 2015, included in the Company's Annual Report on Form 10-K filed with the SEC on February 26, 2016.

(2) A description of the Director Deferred Compensation Plan (the "Director Plan") is included in this proxy statement under the heading *Compensation of Directors*. The shares issued under the Director Plan are issued in lieu of cash compensation, at the election of the director.

(3) Christian S. Kendall joined the Company in September 2015 as Chief Operating Officer. As an inducement to accept the position, Mr. Kendall was awarded a one-time grant of 300,000 shares of restricted common stock of the Company, par value $.001 per share, pursuant to a standalone restricted share new hire inducement award agreement, dated September 8, 2015. The restricted shares will vest ratably over a three-year period or upon an earlier change-of-control of the Company or upon his death or disability, subject to forfeiture of unvested portions of the award upon separation from the Company in certain circumstances. These shares were issued pursuant to a New York Stock Exchange shareholder approval exemption.

Proposal Three:
Approval of the Amendment and Restatement of Our
2004 Omnibus Stock and Incentive Plan, Principally to
Increase the Number of Reserved Shares and Limits on Awards to an
Individual, and to Amend the Internal Revenue Code Section 162(m) Criteria

General

In March 2016, our Board approved, subject to stockholder approval, an amended and restated Denbury Resources Inc. 2004 Omnibus Stock and Incentive Plan (the "2004 Incentive Plan"). The Board is proposing this amended and restated 2004 Incentive Plan to our stockholders for their approval, which includes the following material changes: (1) an increase in the number of shares that may be issued under the 2004 Incentive Plan by 7,000,000 shares, (2) an increase in the limits on the number of shares and dollar amounts of awards which may be granted to certain executive officers during a calendar year, (3) updating and expansion of the performance criteria upon which performance-based awards may be based and (4) other administrative changes.

We desire to maintain our ability to deduct for federal income tax purposes the value of awards granted pursuant to the 2004 Incentive Plan to our Chief Executive Officer and three other most highly compensated officers (excluding our Chief Financial Officer) pursuant to Code Section 162(m). In addition to certain other requirements, in order for awards under the 2004 Incentive Plan to constitute "performance-based compensation," as defined in Code Section 162(m), the material terms of the 2004 Incentive Plan, which are outlined below, must be disclosed to and approved by our stockholders (see *Performance Awards and Qualification Under Code Section 162(m)* below).

The Board considers the 2004 Incentive Plan an integral part of our overall compensation plan and necessary for us to retain and attract personnel in our highly competitive industry. The Board believes the 2004 Incentive Plan (1) allows us to utilize different forms of compensation awards to attract, retain and reward eligible employees and directors, (2) provides us with an advantage over competitors in the hiring market as virtually all our employees receive grants and (3) strengthens the mutuality of interests between employees and directors and our stockholders. If our stockholders do not approve the 2004 Incentive Plan as amended and restated, based on our calculations as of December 31, 2015, we have 7,083,108 shares remaining for grant of awards under the 2004 Incentive Plan.

The Board recommends that stockholders approve the amended and restated 2004 Incentive Plan.

Summary of Material Terms

The following summary of the material terms of the 2004 Incentive Plan is qualified in its entirety by reference to the complete text of the 2004 Incentive Plan, which is set forth in Appendix A to this proxy statement. Capitalized terms used in this Proposal Three and not otherwise defined herein have the meanings set forth in the 2004 Incentive Plan.

Administration

The 2004 Incentive Plan is administered by the Compensation Committee, whose current members are Ms. Sugg (Chairwoman) and Messrs. Decker, Dielwart and McMichael, each of whom is an outside director under Section 162(m) of the Code and an independent director under the listing standards of the NYSE. The Compensation Committee will have the authority to, among other things, designate participants under the 2004 Incentive Plan, determine the type or types of awards to be granted to a participant, determine the number of shares of our common stock or amount of cash to be covered by awards, determine the terms and conditions of awards, or modifications or forfeiture events applicable to awards, and otherwise interpret and administer the 2004 Incentive Plan.

Our Board may terminate or amend the 2004 Incentive Plan at any time with respect to any shares of our common stock for which an award has not yet been made. Our Board also has the right to alter or amend the 2004 Incentive Plan or any part of the 2004 Incentive Plan from time to time, including increasing the number of shares of our common stock that may be granted, subject to stockholder approval as required by applicable law or any exchange upon which our common stock is listed at that time. However, no change in any outstanding award may be made that would substantially impair the rights of the participant under the award without the consent of the participant.

Eligibility

Our officers, our employees, our directors and certain other service providers ("eligible persons") are generally eligible to receive awards under the 2004 Incentive Plan. As of March 31, 2016, approximately 1,100 employees and directors, including our named executive officers, were eligible to participate in the 2004 Incentive Plan, and 1,036 employees and directors, including all of our named executive officers, were actually participating in the 2004 Incentive Plan.

Types of Awards

The 2004 Incentive Plan permits grants of non-qualified or incentive stock options (collectively, "stock options"), SARs, restricted stock, restricted stock units, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards to eligible persons.

Number of Shares

Subject to adjustment in the event of any distribution, reclassification, split, recapitalization, reorganization, merger, consolidation or similar corporate event, the number of shares available for delivery pursuant to awards granted under the 2004 Incentive Plan if this Proposal Three is approved is 14,083,108 shares of our common stock (based on our calculations of 7,083,108 shares available for grant as of December 31, 2015). Shares subject to an award under the 2004 Incentive Plan that expire or are canceled, forfeited, surrendered to the Company, exchanged, withheld, settled in cash or otherwise terminated become available for delivery pursuant to other awards. The shares of our common stock to be delivered under the 2004 Incentive Plan will be made available from authorized but unissued shares, shares held in treasury, or previously issued shares reacquired by us, including by purchase on the open market.

Awards to Non-employee Directors

The Board may, in its sole discretion, make awards to non-employee directors under the 2004 Incentive Plan; however, a non-employee director cannot be granted (i) awards relating to more than 3% of the shares of common stock reserved and available for issuance under the 2004 Incentive Plan or (ii) if greater, awards with a fair market value on the date of grant greater than $1,500,000.

Time-Vested Restricted Stock

A time-vested restricted stock grant is an award of common stock that vests over a period of time and that during such time is subject to restrictions on transferability and a risk of forfeiture. The Compensation Committee may also make grants of restricted stock under the 2004 Incentive Plan to participants containing such other terms as the Compensation Committee shall determine, including requiring the meeting of specific performance criteria as a condition to the receipt of shares under the award (see *Performance Awards and Qualification Under Code Section 162(m)* below). The Compensation Committee will determine the period over which restricted stock granted to participants will vest and any other vesting conditions. Dividend equivalents made on restricted stock shall be subjected to the same vesting provisions as the restricted stock.

Restricted Stock Units

A restricted stock unit is a notional share that entitles the grantee to receive shares of common stock following the vesting of the restricted stock unit or cash in an amount equal to the fair market value of the number of shares of common stock covered by the vested restricted stock units, or a combination thereof, as determined by the Compensation Committee. The Compensation Committee may make grants of restricted stock units under the 2004 Incentive Plan to participants containing such terms as the Compensation Committee shall determine. The Compensation Committee will determine the period over which the restricted stock units granted to participants will vest, the vesting conditions and the times at which restricted stock units will be paid.

Stock Options

An option is a right to purchase shares of common stock at a specified price during specified time periods. The 2004 Incentive Plan permits the grant of options covering our common stock. The Compensation Committee may make option grants under the 2004 Incentive Plan to participants containing such terms as the Compensation Committee shall determine. Options granted under the 2004 Incentive Plan can be either incentive stock options (within the meaning of Section 422 of the Code), which have certain tax advantages for recipients, or non-qualified options. Options will have an exercise price that may not be less than 100% (110% for incentive stock options granted to holders of 10% or more of our common stock) fair market value per share of our common stock on the date of grant, typically the closing price on the NYSE on the date of grant. Options granted will become exercisable over a period and contingent upon the vesting conditions determined by the Compensation Committee. No option may be exercisable for a period in excess of ten years.

Stock Appreciation Rights

The 2004 Incentive Plan permits the grant of stock appreciation rights. A stock appreciation right is an award that, upon exercise, entitles participants to receive the excess of the fair market value of one share of our common stock on the exercise date over the per share grant price established for the stock appreciation right on the date of grant. Such excess will be paid in common stock. The Compensation Committee may make grants of stock appreciation rights under the 2004 Incentive Plan to participants containing such terms as the Compensation Committee shall determine. Stock appreciation rights will have a grant price that may not be less than the fair market value per share of our common stock on the date of grant. In general, stock appreciation rights granted will become exercisable over a period and subject to the vesting conditions established by the Compensation Committee.

Dividend Equivalents

The Compensation Committee, in its discretion, may award dividend equivalents in connection with any award other than an option, stock appreciation right or performance award. Dividend equivalents entitle the holder to receive cash, stock or other property equal in value to dividends paid with respect to a specified number of shares of our common stock. Absent a contrary provision in any award agreement, dividend equivalents shall be subjected to the same vesting requirements as the underlying award.

Cash Awards

Cash awards may also be granted by the Compensation Committee, in its discretion, under the 2004 Incentive Plan, containing such terms as the Compensation Committee shall determine.

Performance Awards and Qualification Under Code Section 162(m)

A performance award is a right to receive all or part of any award based upon the achievement of performance criteria specified by the Compensation Committee. The Compensation Committee may designate any award that may be granted under the 2004 Incentive Plan as a performance award and will determine the period over which certain specified company or individual goals or objectives must be met. The performance award may be paid in cash, shares of our common stock or other awards or property, in the discretion of the Compensation Committee.

Performance awards may be designed with the intent to qualify as "performance-based compensation" as defined in Code Section 162(m), but may also be designed without the intent to so qualify. Certain awards granted under the 2004 Incentive Plan are intended to qualify for exemption from the deduction limitations of Code Section 162(m) by providing "performance-based compensation" to "covered employees" within the meaning of Code Section 162(m). Under Code Section 162(m), the federal income tax deductibility of compensation paid to our Chief Executive Officer and our three other most highly compensated officers (other than our principal financial officer) ("Covered Employees") as determined pursuant to the executive compensation disclosure rules under the Exchange Act may be limited to the extent such compensation exceeds $1,000,000 in any taxable year. However, we may deduct compensation paid to our Covered Employees in excess of that amount if it qualifies as "performance-based compensation" as defined in Code Section 162(m).

In each calendar year during any part of which the 2004 Incentive Plan is in effect, no eligible person under the 2004 Incentive Plan (including any Covered Employee) may be granted (i) awards (other than awards designated to be paid only in cash or the settlement of which is not based on a number of shares of common stock) covering or measured by more than 4,000,000 shares of common stock (an increase from the current 2,000,000 share limit) and (ii) awards designed to be paid only in cash, or the settlement of which is not based on a number of shares of common stock, having a maximum value determined on the date of grant in excess of $7,500,000 (an increase from the current $4,000,000 limit). These limits are increased by 50% with respect to awards granted to any eligible person during the first calendar year in which such person commences employment with the Company.

If an eligible person is a Covered Employee, and the Compensation Committee determines that the contemplated award should qualify as "performance-based compensation" under Code Section 162(m), then the grant and/or settlement of such award will be contingent upon achievement of one or more pre-established performance goals. Performance goals (which may apply to awards made to any eligible person) may consist of one or more of the following performance criteria, applied either individually or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis, per share basis, per unit of production or reserves, or adjusted basis relative to a pre-established target, to results over a previous period or to a designated comparison group, in each case as specified by the Compensation Committee in the award. The performance criteria are: (i) finding and development costs of oil and gas reserves, development capital expenditures, total capital expenditures or depletion, depreciation and amortization (DD&A); (ii) volumes of oil and gas reserves or adjusted reserves or changes therein; (iii) percentage of production or reserves replaced; (iv) production volumes, production per share, production per share growth, debt adjusted reserve or production growth per share or other production measures (including, but not limited to, adjusted production or production exit rate); (v) lease operating cost ("LOE") measures, or adjusted LOE measures or total production costs; (vi) general and administrative ("G&A") expense or adjusted G&A measures or changes therein; (vii) net asset value ("NAV"), NAV per share, PV10 value or changes therein; (viii) return on assets, return on net assets, return on investments or capital efficiency; (ix) revenues or oil and gas sales or changes therein; (x) operating cost measures or reductions; (xi) cash flow measures (including, but not limited to, operating cash flow, adjusted cash flow, cash flow before working capital changes, net cash flow, free cash flow or increases or changes therein, either on an absolute or per share basis); (xii) earnings (including net income, adjusted net income, income before interest and taxes, income before taxes, EBITDA or EBITDAX); (xiii) basic or diluted earnings or cash flow per share, or growth in earnings or earnings per share; (xiv) stock price or change in stock price; (xv) oil price, future oil price, change in oil price or change in future oil price; (xvi) return on equity or average shareholders' equity; (xvii) total shareholder return, shareholder value, total market or enterprise value and changes therein or changes relative to the average or ranking of a peer group or equity market index; (xviii) return on capital, change in working capital, return on capital employed or Economic Value Added (EVA); (xix) operating income, net operating income, or operating margin; (xx) health, safety and environmental performance; (xxi) the implementation or completion of critical projects, (xxii) levels of debt on an absolute or relative basis, but shall not include remaining in the employ of the Company for a specified period of time; and/or (xxiii) any of the above goals determined pre-tax or post-tax, on an absolute or relative basis, per share or as a ratio with other performance criteria, or as compared to the performance of a published or special index of a Committee approved list of one or more peer companies deemed applicable by the Committee.

The Compensation Committee may use any measures of performance it deems appropriate in establishing performance conditions and may exercise its discretion to decrease the amounts payable under any award based on such conditions to the extent such discretion does not disqualify an award intended to qualify as "performance-based compensation" as defined in Code Section 162(m).

In addition, the Compensation Committee may, at the time the performance goals in respect of an award intended to qualify as "performance-based compensation" under Code Section 162(m) are established, provide for the manner in which actual performance and performance goals with regard to the performance criteria selected will reflect the impact of specified events during the relevant performance period, which may mean excluding the impact of any or all of the following events or occurrences for such performance period: (a) asset write-downs or impairments to assets; (b) litigation, claims, judgments or settlements; (c) the effect of changes in tax law or other such laws or regulations affecting reported results; (d) accruals for reorganization and restructuring programs; (e) any extraordinary, unusual or nonrecurring items; (f) any change in accounting principles as defined in the Accounting Standards Codification Topic 250, as the same may be amended or superseded from time to time; (g) any loss from a discontinued operation as described in the Accounting Standards Codification Topic 360, as the same may be amended or superseded from time to time; (h) goodwill impairment charges; (i) operating results for any business acquired during the calendar year; (j) third-party expenses associated with any investment or acquisition by us or any subsidiary; (k) any amounts accrued by us or our subsidiaries pursuant to management bonus plans or cash profit sharing plans and related employer payroll taxes for the fiscal year; (l) any discretionary or matching contributions made to a savings and deferred profit-sharing plan or deferred compensation plan for the fiscal year; (m) interest, expenses, taxes, depreciation and depletion, amortization and accretion charges; and (n) mark-to-market adjustments for financial instruments.

Minimum Vesting Periods

Except to the extent an award becomes vested upon a participant's death, disability or upon or following their retirement vesting date (each described under *Termination of Employment or Service; Retirement Vesting Date* below), the length of period over which an award may become vested and nonforfeitable will not be less than (i) three years for awards of restricted stock and restricted stock units that are not performance awards granted to eligible persons other than non-employee directors or (ii) one year for all other awards. Notwithstanding the foregoing, the Compensation Committee may accelerate the date on which the restrictions on any award lapse, are waived or vesting is otherwise accelerated with respect to shares of common stock underlying awards which comprise, in the aggregate for the period beginning on the effective date of the 2004 Incentive Plan and ending on the date of the acceleration, 5% or less of the total number of shares of common stock authorized for issuance under Section 4(a) of the 2004 Incentive Plan (without giving effect to award acceleration due to death, disability, attainment of retirement vesting age or a change of control).

Tax Withholding

The Compensation Committee will determine, in its sole discretion, the form of payment acceptable for tax withholding obligations. At the Compensation Committee's discretion, and subject to conditions it may impose, a participant's minimum statutory tax withholding (or other withholding amount as determined by the Compensation Committee in its discretion if determined not to be detrimental to the Company or a participant) with respect to an award may be satisfied by withholding from any payment related to an award or by the withholding of shares issuable pursuant to the award based on the fair market value of the shares.

Change of Control

Under the 2004 Incentive Plan, a change of control can occur if, among other events specified in the 2004 Incentive Plan:

- a person or group of persons becomes the beneficial owner of 30% or more of the voting power of the Company's outstanding securities;

- a merger or consolidation occurs in which the Company's shareholders prior to the merger or consolidation hold less than 50% of the combined voting power of the surviving entity or 50% of senior management before such merger do not hold senior management officer's positions six months after the merger; and

- or there is a sale of all or substantially all of the Company's assets.

Unless otherwise expressly provided in an award agreement, in the event of a change of control (as defined in the 2004 Incentive Plan), all awards will become exercisable and/or vested and nonforfeitable. In connection with a change of control, the Compensation Committee may also, in its sole discretion, (i) accelerate the time of exercisability of awards, (ii) provide a cash payment for outstanding awards by requiring such awards to be surrendered or (iii) make adjustments to awards then outstanding as the Compensation Committee deems appropriate to reflect such pending or effective change of control.

Other Adjustments

In the case of (i) a subdivision or consolidation of the common stock (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification of our capital stock, or other change in our capital structure without the occurrence of a change of control or (iii) any other recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made, as appropriate, with respect to the maximum number of shares available under the 2004 Incentive Plan, the number of shares that may be acquired with respect to an award, the annual award limits applicable to eligible persons (other than the limit applicable to non-employee directors), and, if applicable, the exercise price of an award, in order to prevent dilution or enlargement of awards as a result of such events.

Termination of Employment or Service; Retirement Vesting Date

Unless otherwise expressly provided in an award agreement, upon a participant's death or disability all awards granted to that participant will become fully exercisable and/or vested. Further, unless otherwise expressly provided in an award agreement, upon a participant's retirement vesting date (as described below) all awards granted to the participant (other than (i) awards granted within one year prior to the retirement vesting date or (ii) performance awards) will become fully exercisable and/or vested. A participant's "retirement vesting date" is generally between an employee's 60th to 65th birthday, depending upon their length of employment. In all other circumstances, the consequences of the termination of a participant's employment or membership on the Board will be specified in the relevant award agreement.

Plan Benefits

Awards under the 2004 Incentive Plan are discretionary, and consequently, we cannot currently determine the number or type of awards that will be granted to participants under the 2004 Incentive Plan. In December 2015, the Compensation Committee approved awards of restricted stock to Messrs. Rykhoek, Allen, Kendall and Matthews in the amounts of $1,600,000, $700,000, $900,000 and $360,000, respectively, to be granted on a date determined by the Compensation Committee. However, due to the continued low commodity price environment and the uncertainty regarding the number of shares available under the 2004 Plan, it is not possible to determine the number of shares of restricted stock that will be granted to our executive officers. It is currently anticipated that such awards, or any portion thereof, will be granted mid-year in 2016.

Federal Income Tax Consequences

The following is a general summary of the U.S. federal income tax consequences to us and participants in the 2004 Incentive Plan. This discussion is intended solely for general information of stockholders considering how to vote with respect to Proposal Three and not as tax guidance to participants in the 2004 Incentive Plan. This discussion does not address state, local or foreign income tax rules or other U.S. tax provisions such as estate or gift taxes. Different tax rules may apply to specific participants and transactions under the 2004 Incentive Plan. In addition, federal income tax laws and regulations may be changed from time to time.

The grant of an option or SAR will result in no tax consequences for the participant or to us. The participant will experience no tax consequences upon the exercise of an incentive stock option except that alternative minimum tax may apply. Upon the exercise of an option other than an incentive stock option, a participant must generally recognize ordinary income equal to the fair market value of the shares acquired minus the exercise price. Upon a disposition of shares acquired by exercise of an incentive stock option before the end of the applicable incentive stock option holding period, the participant must recognize ordinary income equal to the lesser of (1) the fair market value of the shares at the date of exercise minus the exercise price or (2) the amount realized upon the disposition of the incentive stock option shares minus the exercise price. Otherwise, a participant's disposition of shares acquired upon the exercise of an option generally will result in only capital gain or loss. Other awards under the 2004 Incentive Plan generally will result in ordinary income to the participant at the later of the time of delivery of cash, shares, or other awards, or at the time that either the risk of forfeiture or restriction on transferability lapses on previously delivered cash, shares or other awards. Except as discussed below, we will generally be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an option, SAR or other award, but will be entitled to no tax deduction relating to amounts that represent a capital gain to a participant. Thus, we will not be entitled to any tax deduction with respect to an incentive stock option if the participant holds the shares for the incentive stock option holding period.

Code Section 162(m) generally allows us to obtain tax deductions without limit for performance-based compensation. We intend that performance awards granted under the 2004 Incentive Plan that are intended to qualify as performance-based compensation, continue to so qualify, not subject to the cap under Code Section 162(m). A number of requirements must be met for such compensation to qualify, and there cannot be full assurance that such compensation under the 2004 Incentive Plan will be fully deductible under all circumstances. Further, not all awards under the 2004 Incentive Plan may constitute performance awards under Code Section 162(m). As such, not all compensation paid to executive officers in conjunction with such awards may be deductible.

Outstanding Awards under the 2004 Incentive Plan and Termination of the Company's Employee Stock Purchase Plan

As of December 31, 2015, in the aggregate for all plans (including the 2004 Incentive Plan) there were a total of 8,903,514 stock options and SARs outstanding, with exercise prices ranging from $6.68 to $38.58 per option or SAR, a weighted average exercise price of $13.76 per share and a weighted average remaining term of 3.3 years and 22,416 deferred stock units outstanding. Also, as of December 31, 2015, there were a total of 5,567,271 unvested restricted shares outstanding (which include restricted shares issued under the 2004 Incentive Plan and a Standalone Restricted Share New Hire Inducement Award granted to Mr. Kendall) and 2,655,630 unvested performance stock awards (which include performance-based operational awards and performance-based TSR awards) at the maximum level. Accordingly, our 17,148,831 outstanding awards (commonly referred to as the "overhang") represent approximately 5% of our outstanding shares. At the same date, the closing price of our common stock on the NYSE was $2.02 per share.

Effective at the end of the offering period ending on March 31, 2015, we terminated the employee stock purchase plan because we had issued essentially all of the shares reserved under such plan.

Reasons for Proposed Amendments

This Proposal Three requests stockholder approval of the amended and restated 2004 Incentive Plan previously approved by our Board, which includes the following material changes: (1) an increase in the number of shares that may be issued under the 2004 Incentive Plan by 7,000,000 shares, (2) an increase in the limits on the number of shares and dollar amounts of awards which may be granted to certain executive officers during a calendar year (3) updating and expansion of the performance criteria upon which performance-based awards may be based and (4) other administrative changes.

Share Increase

If the stockholders approve this Proposal Three, the maximum shares available for issuance under the 2004 Incentive Plan will increase by 7,000,000 shares. Since May 12, 2004, the effective date of the 2004 Incentive Plan, the following activity has taken place, assuming this proposal to increase the total number of shares available under the 2004 Incentive Plan is approved:

	Shares Available for Future Grants
Shares available and reserved at inception – May 12, 2004	**10,000,000**
Increase available reserved shares – May 2007	**4,000,000**
Increase available reserved shares – May 2009	**7,500,000**
Increase available reserved shares – May 2010	**8,000,000**
Increase available reserved shares – May 2013	**5,000,000**
Increase available reserved shares – May 2015	**3,000,000**
Shares covered by stock options and SARs granted, net of cancellations	(13,560,326)
Shares of restricted stock granted, net of cancellations	(16,041,821)
Shares covered by deferred stock units	(45,191)
Performance shares issued	(1,562,564)
Performance share awards outstanding (at maximum level)	(2,655,630)
Shares of restricted stock, SARs and performance awards recycled	3,448,640
Shares available – December 31, 2015	**7,083,108**
Requested shares under Proposal Three	**7,000,000**
Shares available after authorized increase	**14,083,108**

With the ongoing volatility in the energy markets and our depressed stock prices, it is difficult to forecast how many shares we will need each year. We anticipate that the 7,000,000 additional shares will provide the 2004 Incentive Plan with adequate shares through our next annual equity grant to all employees. In determining the amount of additional shares to be added to the 2004 Incentive Plan, the Compensation Committee and the Board considered the historical amounts of equity awards that were granted in the past three years, the total amount of awards outstanding under existing grants, the number of shares that will not be granted to our employees as a result of terminating our employee stock purchase plan, the current suspension of the issuance of awards in the form of SARs, and the Company's desire to issue equity compensation instead of cash compensation in order to conserve cash in the current low commodity price environment. The table below presents the number of shares of (i) restricted stock granted, (ii) SARs granted, (iii) performance-based operational awards earned and (iv) performance-based TSR awards earned, in each case, as reported in the Company's Annual Report on Form 10-K for the fiscal years ended December 31, 2015, 2014 and 2013.

Grant Year	Restricted Stock (Granted)	SARs (Granted)	Performance-Based Operational Awards (Earned)	Performance-Based TSR Awards (Earned)	Total
2015	4,441,936	3,509,159	280,575	82,213	8,313,883
2014[1]	2,001,148	555,786	—	—	2,556,934
2013	1,805,467	720,859	100,193	—	2,626,519

(1) In *Note 8 – Stock Compensation Plans – Performance-Based Equity Awards* of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, the Company did not disclose the number of earned or vested performance-based operational awards or performance-based TSR awards because no such awards were earned or vested in 2014.

We believe that our success could not have been achieved without the efforts of our employees and management. Without a strong retention program, it would be extremely difficult to retain qualified personnel and attract new employees. We believe that the retention incentives created by awards under our 2004 Incentive Plan, including our practice of granting such awards that vest over a three-to-four year period to new employees, together with additional grants every year, such that each employee will have three years of potential awards vesting at all times, have been significant factors in our success to date and our low turnover rate. We grant equity awards to substantially all of our employees, officers and directors and these long-term incentive awards are a vital element of their compensation.

Without stockholder approval of the amended and restated 2004 Incentive Plan, the remaining reserved shares of common stock will likely not be sufficient to meet the needs of our desired next annual equity grant to all employees (assuming stock prices within a reasonable range of our current trading price), and we will be forced to either eliminate long-term employee awards or replace them with cash compensation. If we eliminate long-term awards, it will likely significantly increase employee turnover and diminish our ability to attract new employees. If we instead pay compensation in cash, the amount of capital that we have available to reinvest in our growth will be reduced. We believe that both of these alternatives may reduce stockholder value.

Extension of the Term of the 2004 Incentive Plan

The terms of the 2004 Incentive Plan provide for a term of ten years from the date of shareholder approval, which would extend the current term of the 2004 Incentive Plan by one year until May 2026.

Vote Required

The affirmative vote of the holders of a majority of the shares having voting power present in person or represented by proxy at the annual meeting of stockholders, where a quorum is present, is required for approval of the amended and restated 2004 Incentive Plan. In addition, under the NYSE rules, stockholder approval requires approval by a majority of the votes cast on this proposal. For purposes of the NYSE rules, abstentions are treated as votes cast and, therefore, will have the same effect as an "against" vote. Broker non-votes are also considered entitled to vote, having the practical effect of increasing the number of affirmative votes required to achieve a majority of the shares entitled to vote. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.

A properly executed proxy submitted without voting instructions will be voted (except to the extent that the authority to vote has been withheld) "**FOR**" this Proposal Three.

Board of Directors' Recommendation

Our Board believes that the amended and restated 2004 Incentive Plan is an integral part of our overall compensation plan and necessary for us to retain and attract personnel in our highly competitive industry and, as such, approved the amended and restated 2004 Incentive Plan. **The Board recommends that you vote FOR Proposal Three.**

AUDIT MATTERS

Audit Committee Report

The primary purpose of the Audit Committee, which is discussed in detail in its charter, is to (a) select, oversee and evaluate the Company's independent registered public accounting firm, (b) oversee and evaluate the Company's internal audit function and (c) provide assistance to the Board in fulfilling its oversight responsibility with respect to:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the independence and qualifications of the Company's independent registered public accounting firm;
- the performance of the Company's internal audit function and its independent registered public accounting firm;
- the preparation of required disclosures for the Company's financial statement filings with the SEC; and
- the evaluation as to whether the Company has effective processes for risk assessment and risk management.

All members of the Audit Committee meet the independence, experience and financial literacy requirements of the NYSE, the Sarbanes Oxley Act and any rules or regulations promulgated by the SEC. The Board has adopted a written charter for the Audit Committee, a copy of which is available on our website at www.denbury.com and further described in this proxy (see *Board Meetings, Attendance and Committees – Audit Committee* above).

Management is responsible for the Company's financial statements and the financial reporting process, including the systems of internal controls and disclosure controls and procedures. The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes, and the Audit Committee uses the Company's internal audit department to assist with these responsibilities. The internal audit department has unrestricted access to the Audit Committee and regularly meets with the Audit Committee in executive sessions without management present.

The Audit Committee has reviewed and discussed the Company's audited financial statements with management. It has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed under the rules adopted by the Public Company Accounting Oversight Board, including Auditing Standard No. 16 (Communication with Audit Committees). Additionally, PricewaterhouseCoopers LLP has provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee discussed PricewaterhouseCoopers LLP's independence with management and the independent registered public accounting firm. The Audit Committee has concluded that the rendering of non-audit services by PricewaterhouseCoopers LLP to the Company has not impaired the independence of PricewaterhouseCoopers LLP.

Based on the Audit Committee's discussions with management and PricewaterhouseCoopers LLP, and its review of the representations of management and the report of PricewaterhouseCoopers LLP to the Audit Committee, the Audit Committee recommended to the Board that the Company's 2015 audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, for filing with the SEC.

The Audit Committee
Randy Stein, Chairman
Gregory L. McMichael
Kevin O. Meyers
Wieland F. Wettstein

The Audit Committee Report does not constitute soliciting material and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference.

Independent Auditor Fees

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2015 and 2014.

	2015	2014
Audit Fees [1]	$ 1,826,000	$ 1,960,052
Audit-Related Fees [2]	23,250	21,320
Tax Fees [3]	7,000	31,749
All Other Fees [4]	5,756	5,756
Total	$ 1,862,006	$ 2,018,877

(1) Audit fees consist of fees associated with the audit of the Company's consolidated financial statements, including the audit of the effectiveness of the Company's internal controls over financial reporting, required quarterly reviews and consultations, as well as work only the independent registered public accounting firm can reasonably be expected to provide, such as comfort letters, consents and review of documents filed with the SEC.
(2) Audit-related fees consist of fees associated with the audit of the employee stock purchase plan.
(3) Tax fees consist of tax-related consultation services.
(4) Fees associated with a license for accounting research software.

The Audit Committee charter stipulates that the Audit Committee approve the fees to be paid to the independent registered public accounting firm prior to the annual audit. Additionally, all engagements for non-audit services by the independent registered public accounting firm must be approved prior to the commencement of services. All fees paid to the Company's independent registered public accounting firm were approved by the Audit Committee prior to the commencement of services.

Proposal Four:
Ratify the Audit Committee's Selection of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for 2016

PricewaterhouseCoopers LLP has been our independent registered public accounting firm for each of the last twelve years. It is the recommendation of our Audit Committee to appoint them to serve as the independent registered public accounting firm of the Company until the next annual meeting of stockholders and to authorize the Audit Committee to approve its remuneration as such. If the stockholders do not ratify the selection of PricewaterhouseCoopers LLP, the Audit Committee will reconsider the selection of that firm as the Company's independent registered public accounting firm. The stockholders' ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP does not limit the authority of the Audit Committee to change independent registered public accounting firms at any time. A representative of PricewaterhouseCoopers LLP is expected to be present at the annual meeting, available to answer questions and afforded an opportunity to make a statement, if desired.

Vote Required

The affirmative vote of the holders of a majority of the shares having voting power present in person or represented by proxy at the annual meeting of stockholders, where a quorum is present, is required for approval of this Proposal Four. Brokers do have discretion to vote on this proposal without your instruction.

A properly executed proxy submitted without voting instructions will be voted (except to the extent that the authority to vote has been withheld) "**FOR**" this Proposal Four.

Board of Directors' Recommendation

Our Board of Directors recommends that stockholders vote FOR the ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and the rules thereunder require our executive officers and directors, and persons who own more than ten percent (10%) of our common stock, to file reports of ownership and changes in ownership with the SEC and to furnish us with copies of all Section 16(a) reports that they file. Based solely on our review of these forms and written representations from the officers and directors, we believe that all Section 16(a) filing requirements were timely met during 2015.

STOCKHOLDER PROPOSALS FOR OUR 2017 ANNUAL MEETING OF STOCKHOLDERS

Proposals for Inclusion in Our 2017 Proxy Statement

Pursuant to Rule 14a-8 promulgated under the Exchange Act, in order for a stockholder proposal to be included in the Company's proxy materials for the 2017 annual meeting of stockholders, the proposal must be in full compliance with applicable law, including Rule 14a-8, and our Bylaws, and must be received by the Company at the address below no later than December 15, 2016, unless the date of our 2017 annual meeting is more than 30 days before or after May 24, 2017 in which case the proposal must be received a reasonable time before we begin to print and send our proxy materials. All such proposals must be submitted in writing to Jim Matthews, Senior Vice President, General Counsel and Secretary, 5320 Legacy Drive, Plano, Texas 75024.

Advanced Notice of Nominations or Proposed Business for Our 2017 Annual Meeting of Stockholders

Our Bylaws require advanced written notice from any stockholder seeking to present nominations of persons for election to the Board and other proposed business (other than proposals submitted in accordance with Rule 14a-8 for inclusion in our proxy materials) for consideration at our 2017 annual meeting of stockholders. Notice of such proposals must be received by Jim Matthews, Senior Vice President, General Counsel and Secretary, 5320 Legacy Drive, Plano, Texas 75024, no later than the close of business on the 90th day, and no earlier than the close of business on the 120th day, before the date of the one-year anniversary of the immediately preceding year's annual meeting. Based on the anniversary date of our 2016 annual meeting, a stockholder must send advanced written notice of any such nomination or other business or proposals such that the notice is received by us no earlier than January 24, 2017 and no later than February 23, 2017. In the event the 2017 annual meeting of stockholders is convened on a date more than 30 days before, or more than 30 days after, such anniversary date, such notice must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of the 90th day before such annual meeting or the 10th day following the day on which public announcement of the date of the 2017 annual meeting is first made by the Company. Any such proposal of business must include the information called for, and follow the other requirements set forth, in our Bylaws about the proposed business and the proposing stockholder. Additionally, any such nomination must provide the reasons supporting a candidate's nomination, information regarding the candidate and their qualifications, along with all other information about the candidate required under SEC Rule 14A and the Company's Bylaws, the candidate's consent to being considered as a nominee, and a way to contact the candidate to verify his or her interest and to gather further information, if necessary. In addition, the stockholder making the nomination or proposal must submit information regarding ownership of the Company's securities and related information specified in the Company's Bylaws. Stockholders must send recommendations for director candidates to the address listed above under *Communication with the Board*. Stockholders who wish to nominate an individual to the Board must also follow the requirements of the Company's Bylaws and applicable SEC and NYSE rules and regulations.

OTHER MATTERS

The Board is not aware of any matter to be presented for action at the 2016 annual meeting other than the proposals set forth in this proxy statement. The form of proxy for the annual meeting of stockholders grants authority to the persons designated therein as proxies to vote in their discretion on any other matters that come before the annual meeting, or any adjournment thereof, that are not set forth in our proxy statement, except for those matters as to which adequate notice is received.

All information contained in this proxy statement relating to the occupations, affiliations and securities holdings of our directors and officers and their relationship and transactions with us is based upon information received from the individual directors and officers. All information relating to any beneficial owner of more than 5% of our common stock is based upon information contained in reports filed by such owner with the SEC. The information contained in this proxy statement in the sections entitled *Compensation Committee Report* and *Audit Committee Report* shall not be deemed incorporated by reference by any general statement incorporating by reference any information contained in this proxy statement into any filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent that the Company specifically incorporates by reference the information contained in such sections, and shall not otherwise be deemed filed under the Securities Act or the Exchange Act.

We have provided or otherwise made available to each person whose proxy is solicited hereby a copy of our 2015 Annual Report to Stockholders for the year ended December 31, 2015, which includes the Annual Report on Form 10-K except for certain exhibits. A copy of our Annual Report to Stockholders or our Annual Report on Form 10-K filed with the SEC may be obtained without charge by writing to Denbury Resources Inc., ATTN: Investor Relations, 5320 Legacy Drive, Plano, Texas 75024, or by e-mailing ir@denbury.com.

By order of the Board of Directors,

Mark C. Allen
Senior Vice President, Chief Financial
Officer, Treasurer and Assistant Secretary

DENBURY RESOURCES INC.

**Amended and Restated
2004 Omnibus Stock and Incentive Plan
(amended and restated as of May __, 2016)**

1.   **Purpose**. This Amended and Restated 2004 Omnibus Stock and Incentive Plan (amended and restated as of May __, 2016) (the or this "*Plan*") is an amendment and restatement of the Plan (as amended and restated as of May 19, 2015) and of the 2004 Omnibus Stock and Incentive Plan for Denbury Resources Inc. (amended and restated as of December 12, 2013) (the "*Prior Plan*"). The purpose of the Plan is to provide a means through which Denbury Resources Inc., a Delaware corporation (the "*Company*"), and its Subsidiaries may attract and retain able persons as employees and directors and to provide a means whereby those persons upon whom the responsibilities of the successful administration and management of the Company and its Subsidiaries rest, and whose present and potential contributions to the welfare of the Company and its Subsidiaries are of importance, can acquire and maintain stock ownership or awards, the value of which is tied to the performance of the Company, thereby strengthening their concern for the welfare of the Company and its Subsidiaries and their desire to remain employed. A further purpose of this Plan is to provide such employees and directors with additional incentive and reward opportunities designed to enhance the profitable growth of the Company. Accordingly, this Plan primarily provides for the granting of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Dividend Equivalents, Other Stock-Based Awards, Cash Awards, Performance Awards, or any combination of the foregoing, as is best suited to the circumstances of the particular individual as provided herein.

2.   **Definitions**. For purposes of this Plan, the following terms shall be defined as set forth below:

(a)   "*Affiliate*" means any corporation, partnership, limited liability company, limited liability partnership, association, trust or other organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization or (ii) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities, by contract, or otherwise.

(b)   "*Award*" means any Option, SAR, Restricted Stock, Restricted Stock Unit, Dividend Equivalent, Other Stock-Based Award, Cash Award, Performance Award or Substitute Award, together with any other right or interest granted to a Participant under this Plan.

(c)   "*Award Agreement*" means any written instrument (including an electronic instrument) that establishes the terms, conditions, restrictions and/or limitations applicable to an Award in addition to those established by this Plan and by the Committee's exercise of its administrative powers. In the event of a conflict between the terms of this Plan and the terms of any Award Agreement, the terms of this Plan are controlling; notwithstanding the foregoing, an Award Agreement providing greater specificity as to certain aspects of the Award which are also covered by this Plan, shall not constitute a conflict with the terms of this Plan.

(d)   "*Board*" means the Board of Directors of the Company.

(e)   "*Cash Award*" means an Award denominated in cash granted under Section 6(h) hereof.

(f)   "*Cause*" shall mean either (i) a final, nonappealable conviction of a Participant for commission of a felony involving moral turpitude or (ii) a Participant's willful gross misconduct that causes material economic harm to the Company or that brings substantial discredit to the Company's reputation.

(g)   "*Change of Control*" means the occurrence of any one of the following with respect to the Company:

(i)   "Continuing Directors" no longer constitute a majority of the Board; the term "**Continuing Director**" shall mean any individual who has served as a Director for one year or more, together with any new Directors whose election by the Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the Directors then still in office who were either Directors at the beginning of such one-year period or whose election or nomination for election was previously so approved;

(ii)   any person or combination of persons acting as a group (as defined in Rule 13d-3 under the Exchange Act) become the beneficial owners (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of shares of Stock representing thirty percent (30%) or more of the voting power of the Company's then outstanding securities entitled generally to vote for the election of Directors;

(iii) a merger or consolidation to which the Company is a party, regardless of the surviving entity in such transaction, if (A) the shareholders of the Company immediately prior to the effective date of such merger or consolidation have beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of less than fifty percent (50%) of the combined voting power to vote for the election of directors of the surviving corporation, or other entity following the effective date of such merger or consolidation or (B) following such merger or consolidation, fifty percent (50%) or more of the individuals who (on the date immediately prior to the date of execution of the agreement providing for such merger or consolidation) constitute the members of Senior Management do not, as of a date six months after such merger or consolidation, hold an officer's position which would make them a member of senior management of the surviving corporation; or

(iv) the sale of all, or substantially all, of the assets of the Company or the liquidation or dissolution of the Company.

Notwithstanding the foregoing provisions of this Section 2(g), if a Participant's Separation is for a reason other than for Cause, and occurs not more than ninety (90) days prior to the date on which a Change of Control occurs, for purposes of Awards, such termination shall be deemed to have occurred immediately following a Change of Control.

Notwithstanding anything herein to the contrary, under no circumstances will a change in the constitution of the board of directors or managers of any Subsidiary, a change in the beneficial ownership of any Subsidiary, the merger or consolidation of a Subsidiary with any other entity, the sale of all or substantially all of the assets of any Subsidiary or the liquidation or dissolution of any Subsidiary (in each case which does not constitute and is not part of a sale of all or substantially all of the assets of the Company) constitute a "Change of Control" under this Plan.

(h) "*Code*" means the United States Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(i) "*Committee*" means a committee of two or more Directors designated by the Board to administer this Plan; <u>provided</u>, <u>however</u>, that, unless otherwise determined by the Board, the Committee shall consist solely of two or more Directors, each of whom shall be a Qualified Member.

(j) "*Covered Employee*" means an Eligible Person who is designated by the Committee, at the time of grant of a Performance Award, as likely to be a "covered employee" within the meaning of section 162(m) of the Code for a specified fiscal year.

(k) "*Deferred Stock Unit*" ("*DSU*") means a Restricted Stock Unit awarded or granted to a Director. As used herein, DSUs do not include units granted to Directors in payment of director fees pursuant to the Denbury Resources Inc. Director Deferred Compensation Plan, as amended.

(l) "*Director*" means a member of the Board.

(m) "*Disability*" shall mean a Participant's inability to engage in any substantial gainful activity by reason of any medically-determinable physical or mental impairment which, in the reasonable opinion of the Committee or its designee based on such medical evidence as it deems necessary, can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; provided, however, that such Disability did not result, in whole or in part from: (i) a felonious undertaking or (ii) an intentional self-inflicted wound.

(n) "*Dividend Equivalent*" means a right, granted to an Eligible Person under Section 6(f), to receive cash, Stock, or other property equal in value to dividends paid or issued with respect to a specified number of shares of Stock.

(o) "*Effective Date*" has the meaning set forth in Section 9(n).

(p) "*Eligible Person*" means all Employees of the Company or of any of its Subsidiaries, and other persons who provide services to the Company or any of its Subsidiaries, including Directors; provided, that, any such individual must be an "employee" of the Company or any of its parents or subsidiaries within the meaning of General Instruction A.1(a) to Form S-8 if such individual will be granted an award that shall, or may, be settled in Stock. An Employee on leave of absence may be considered as still in the employ of the Company or its Subsidiaries for purposes of eligibility for participation in this Plan.

(q) "*Employee(s)*" shall mean each person whose customary work schedule is a minimum of thirty (30) hours per week, and who is designated as an employee on the payroll records of the Company.

(r) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(s) "*Fair Market Value*" means, as of any specified date, (i) if the Stock is listed on a national securities exchange, the closing sales price of the Stock, as reported by the stock exchange on that date (or if no sales occur on that date, on the last preceding date on which such sales of the Stock are so reported); (ii) if the Stock is not traded on a national securities exchange but is traded over the counter at the time a determination of its fair market value is required to be made under the Plan, the average between the reported high and low bid and asked prices of Stock on the most recent date on which Stock was publicly traded; or (iii) in the event Stock is not publicly traded at the time a determination of its value is required to be made under the Plan, the amount determined by the Committee in its discretion in such manner as it deems appropriate, taking into account all factors the Committee deems appropriate including, without limitation, the Nonqualified Deferred Compensation Rules.

(t) "*Incentive Stock Option*" or "*ISO*" means any Option intended to be and designated as an incentive stock option within the meaning of section 422 of the Code or any successor provision thereto.

(u) "*Nonqualified Deferred Compensation Rules*" means the limitations or requirements of section 409A of the Code, as amended from time to time, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto.

(v) "*Nonstatutory Stock Option*" means any Option that is not intended to be an "incentive stock option" within the meaning of section 422 of the Code. Under the Prior Plan, Nonstatutory Stock Options were referred to as Non-Qualified Stock Options.

(w) "*Option*" means a right, granted to an Eligible Person under Section 6(b) hereof, to purchase Stock or other Awards at a specified price during specified time periods.

(x) "*Other Stock-Based Awards*" means Awards granted to an Eligible Person under Section 6(g) hereof.

(y) "*Participant*" means a person who has been granted an Award under this Plan that remains outstanding, including a person who is no longer an Eligible Person.

(z) "*Performance Award*" means a right, granted to an Eligible Person under Section 6(j) hereof, to receive Awards based upon performance criteria specified by the Committee.

(aa) "*person*" means any person or entity of any nature whatsoever, specifically including an individual, a firm, a company, a corporation, a partnership, a limited liability company, a trust or other entity; a person, together with that person's Affiliates and Associates (as those terms are defined in Rule 12b-2 under the Exchange Act, provided that "registrant" as used in Rule 12b-2 shall mean the Company), and any persons acting as a partnership, limited partnership, joint venture, association, syndicate or other group (whether or not formally organized), or otherwise acting jointly or in concert or in a coordinated or consciously parallel manner (whether or not pursuant to any express agreement), for the purpose of acquiring, holding, voting or disposing of securities of the Company with such person, shall be deemed a single "person."

(bb) "*Qualified Member*" means a member of the Committee who is (i) a "nonemployee director" within the meaning of Rule 16b-3(b)(3), (ii) an "outside director" within the meaning of Treasury Regulation 1.162-27 under section 162(m) of the Code, and (iii) "independent" under the listing standards or rules of the securities exchange upon which the Stock is traded, but only to the extent such independence is required in order to take the action at issue pursuant to such standards or rules.

(cc) "*Restricted Share Award*" means the award of Restricted Stock under the Prior Plan.

(dd) "*Restricted Share Distributions*" means any amounts under the Prior Plan, whether Stock, cash or other property (other than regular cash dividends) paid or distributed by the Company with respect to Restricted Stock prior to vesting.

(ee) "*Restricted Stock*" means Stock granted to an Eligible Person under Section 6(d) hereof, that is subject to certain restrictions and to a risk of forfeiture. Under the Prior Plan Restricted Stock was referred to as Restricted Shares.

(ff) "*Restricted Stock Unit*" means a right, granted to an Eligible Person under Section 6(e) hereof, to receive Stock, cash or a combination thereof at the end of a specified period.

(gg) "*Retirement Vesting Date*" shall mean the first birthday of a Participant on which that Participant has attained the later of (i) his sixtieth (60th) birthday and (ii) the birthday on which that Participant attains an age equal to (x) sixty-five (65) minus (y) the number which results from multiplying (A) fifty percent (50%) times (B) that Participant's full years of service as an Employee or service provider on such birthday, with such product of (A) and (B) rounded down to the nearest whole number before being deducted from sixty-five (65). For example, a Participant who has completed sixty (60) months of service (*i.e.*, five (5) full years of service) as an Employee or service provider on such person's sixty-second (62nd) birthday will not have attained such person's Retirement Vesting Date, whereas a Participant who has completed seventy-two (72) months of service (*i.e.*, six (6) full years of service) as an Employee or service provider on such person's sixty-second (62nd) birthday will have attained such person's Retirement Vesting Date.

(hh) "*Rule 16b-3*" means Rule 16b-3, promulgated by the Securities and Exchange Commission under section 16 of the Exchange Act, as amended from time to time and applicable to this Plan and Participants.

(ii) "**Section 16 Officer**" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing corresponding functions with respect to the Company.

(jj) "**Section 162(m) Award**" means a Performance Award granted under Section 6(j)(ii) hereof to a Covered Employee that is intended to satisfy the requirements for "performance-based compensation" within the meaning of section 162(m) of the Code.

(kk) "**Securities Act**" means the Securities Act of 1933 and the rules and regulations promulgated thereunder, or any successor law, as it may be amended from time to time.

(ll) "**Senior Management**" means that group composed of the Company's Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Executive Vice Presidents, Senior Vice Presidents and General Counsel, as such specific officers' positions exist and individuals are then serving in such positions at the time in question.

(mm) "**Separation**" means (and shall occur on the date on which) a Participant ceases to be a Director or to have an employment or service relationship with the Company and its Affiliates for any reason, including death or Disability; provided, however, that a Separation will not be considered to have occurred (x) upon a Participant's ceasing an employment relationship with the Company and its Affiliates if at that time the Participant continues to serve, or commences serving, as a director of the Company or (y) while a Participant is on sick leave, military leave, or any other leave of absence approved by the Company, if the period of such leave does not exceed 90 days, or, if longer, so long as the Participant's right to reemployment or a continuing service relationship with the Company is guaranteed either by statute or by contract.

(nn) "**Stock**" means the Company's Common Stock, par value $0.001 per share, and such other securities as may be substituted (or re-substituted) for Stock pursuant to Section 8.

(oo) "**Stock Appreciation Rights**" or "**SAR**" means a right granted to an Eligible Person under Section 6(c) hereof.

(pp) "**Subsidiary**" means with respect to the Company, any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by the Company.

(qq) "**Substitute Award**" means an Award granted under Section 6(i) hereof in substitution for a similar award as a result of certain business transactions.

3. **Administration**.

(a) Authority of the Committee. The Plan shall be administered by the Committee except to the extent the Board elects to administer the Plan, in which case references herein to the "Committee" shall be deemed to include references to the "Board." Subject to the express provisions of the Plan, the Committee shall have the authority, in its sole and absolute discretion, to: (i) designate Eligible Persons as Participants; (ii) determine the type or types of Awards to be granted to an Eligible Person; (iii) determine the number of shares of Stock or amount of cash to be covered by Awards; (iv) determine the terms and conditions of any Award, consistent with the terms of the Plan, as well as the modification of such terms, which (subject to Section 6(a)) may include the acceleration of vesting, waiver of forfeiture restrictions, modification of the form of settlement of the Award (for example, from cash to Stock or vice versa), or modification of any other condition or limitation regarding an Award, based on such factors as the Committee shall determine, in its sole discretion; (v) determine whether, to what extent, and under what circumstances Awards may be vested, settled, exercised, canceled, or forfeited; (vi) interpret and administer the Plan and any instrument or agreement relating to an Award made under the Plan; (vii) establish, amend, suspend, or waive rules and regulations used to administer the Plan; and (viii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. The Committee may correct any defect, supply any omission, or reconcile any inconsistency in the Plan, in any Award, or in any Award Agreement in the manner and to the extent it deems necessary or desirable to carry the Plan or any such Award or Award Agreement, or any term thereof, into effect, and the Committee shall be the sole and final judge of that necessity or desirability. Notwithstanding the foregoing, the Committee shall not have any discretion to (A) make changes to any Award that is intended to qualify as "performance-based compensation" under section 162(m) of the Code to the extent that the existence of such discretion or authority would cause such Award not to so qualify, (B) accelerate the payment of any Award that provides for a deferral of compensation under the Nonqualified Deferred Compensation Rules if such acceleration would subject a Participant to additional taxes under the Nonqualified Deferred Compensation Rules, or (C) take any action that would violate any applicable law. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The determinations of the Committee on the matters referred to in this Section 3(a) shall be final and conclusive.

(b) Manner of Exercise of Committee Authority. It is the intent of the Company that (i) Section 162(m) Awards shall qualify as "performance-based compensation" within the meaning of section 162(m) of the Code and (ii) to the fullest extent possible, the grant of any Awards to, or other transaction by, a Participant who is subject to section 16 of the Exchange Act shall be exempt from such section pursuant to an applicable exemption (except for transactions acknowledged in writing to be non-exempt by such Participant). At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to (A) an

Award granted or to be granted to an Eligible Person who is then subject to section 16 of the Exchange Act in respect of the Company where such action is not taken by the full Board or (B) a Section 162(m) Award, may be taken either (i) by a subcommittee, designated by the Committee, composed solely of two or more Qualified Members or (ii) by the Committee but with each such member who is not a Qualified Member abstaining or recusing himself or herself from such action; provided, however, that, upon such abstention or recusal, the Committee remains composed solely of two or more Qualified Members. Such action, authorized by such a subcommittee or by the Committee upon the abstention or recusal of such non-Qualified Member(s), shall be the action of the Committee for purposes of this Plan. Any action of the Committee shall be final, conclusive and binding on all persons, including the Company, its Subsidiaries, stockholders, Participants, beneficiaries, and transferees under Section 7(a)(iii) hereof or other persons claiming rights from or through a Participant.

(c) <u>Delegation of Authority</u>. The Committee may delegate any or all of its powers and duties under the Plan subject to such terms as the Committee shall determine, to perform such functions, including administrative functions and the power to grant Awards under the Plan, as the Committee may determine, to the extent that such delegation will not (i) violate applicable law, (ii) result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to section 16 of the Exchange Act in respect of the Company, or (iii) cause Section 162(m) Awards to fail to so qualify. Upon any such delegation, all references in the Plan to the "Committee," other than in Section 8, shall be deemed to include any officer of the Company to whom such powers have been delegated by the Committee. Any such delegation shall not limit such officer's right to receive Awards under the Plan and shall be performed in a manner compliant with applicable law; provided, however, the officer may not grant Awards to himself or herself, a member of the Board, or any Section 16 Officer, or take any action with respect to any Award previously granted to himself or herself, a member of the Board, or a Section 16 Officer. The Committee may also appoint agents to assist it in administering the Plan that are employees (whether or not such employee is an officer), provided that such individuals may not be delegated the authority to (i) grant or modify any Awards that will, or may, be settled in Stock or (ii) take any action that would cause Section 162 (m) Awards to fail to so qualify.

(d) <u>Limitation of Liability</u>. The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to it, him or her by any officer or employee of the Company or any of its Subsidiaries, the Company's legal counsel, independent auditors, consultants or any other agents assisting in the administration of this Plan. Members of the Committee and any officer or employee of the Company or any of its Subsidiaries acting at the direction or on behalf of the Committee shall not be personally liable for any action taken or omitted or determination made in good faith with respect to this Plan, and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

(e) <u>Awards to Nonemployee Directors</u>. Notwithstanding any provision in this Plan to the contrary and without being subject to management discretion, the Board, which may act through the Qualified Members, shall have the authority, in its sole and absolute discretion, to make Awards (other than ISOs) to nonemployee Directors under this Plan; provided, that, in each calendar year, during any part of which this Plan is in effect, a nonemployee Director may not be granted Awards (i) relating to more than 3% of the shares of Stock set forth in Section 4(a), subject to adjustment in a manner consistent with any adjustment made pursuant to Section 8 or (ii) if greater, Awards having a Fair Market Value on the date of grant greater than $1,500,000. The Board, which may act through the Qualified Members, shall set the terms of any such Awards in its sole and absolute discretion, and the Board, which may act through the Qualified Members, shall be responsible for administering and construing such Awards in substantially the same manner that the Committee administers and construes Awards to other Eligible Persons.

(f) <u>Participants in Non-U.S. Jurisdictions</u>. Notwithstanding any provision of the Plan to the contrary, to comply with applicable laws in countries other than the United States in which the Company or any of its Affiliates operates or has employees, directors or other service providers from time to time, or to ensure that the Company complies with any applicable requirements of foreign securities exchanges, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which of its Affiliates shall be covered by the Plan; (ii) determine which Eligible Persons outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Persons outside the United States to comply with applicable foreign laws or listing requirements of any foreign exchange; (iv) establish sub-plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such sub-plans and/or modifications shall be attached to the Plan as appendices), provided, however, that no such sub-plans and/or modifications shall increase the share limitations contained in Section 4(a); and (v) take any action, before or after an Award is granted, that it deems advisable to comply with any applicable governmental regulatory exemptions or approval or listing requirements of any such foreign securities exchange. For purposes of the Plan, all references to foreign laws, rules, regulations or taxes shall be references to the laws, rules, regulations and taxes of any applicable jurisdiction other than the United States or a political subdivision thereof.

4. **Stock Subject to Plan**.

(a) <u>Overall Number of Shares Available for Delivery</u>. Subject to adjustment in a manner consistent with any adjustment made pursuant to Section 8, the total number of shares of Stock reserved and available for issuance in connection with Awards under this Plan shall not exceed 44,500,000 shares, and such total will be available for the issuance of Incentive Stock Options.

(b)   Application of Limitation to Grants of Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or Substitute Awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award.

(c)   Availability of Shares Not Issued under Awards. Shares of Stock subject to an Award under this Plan that expire or are canceled, forfeited, exchanged, settled in cash or otherwise terminated, including (i) shares forfeited with respect to Restricted Stock and (ii) the number of shares withheld or surrendered to the Company in payment of any exercise or purchase price of an Award or taxes relating to Awards, will again be available for Awards under this Plan, except that if any such shares could not again be available for Awards to a particular Participant under any applicable law or regulation, such shares shall be available exclusively for Awards to Participants who are not subject to such limitation.

(d)   Stock Offered. The shares of Stock to be delivered under the Plan shall be made available from (i) authorized but unissued shares of Stock, (ii) Stock held in the treasury of the Company or (iii) previously issued shares of Stock reacquired by the Company, including shares purchased on the open market.

5.   **Eligibility; Per Person Award Limitations**. Awards may be granted under this Plan only to persons who are Eligible Persons at the time of grant thereof. In each calendar year during any part of which this Plan is in effect, an Eligible Person may not be granted (a) Awards (other than Awards designated to be paid only in cash or the settlement of which is not based on a number of shares of Stock) covering or measured by more than 4,000,000 shares of Stock, subject to adjustment in a manner consistent with any adjustment made pursuant to Section 8 and (b) Awards designated to be paid only in cash, or the settlement of which is not based on a number of shares of Stock, having a maximum value determined on the date of grant in excess of $7,500,000. The foregoing limitations in this Section 5 shall be multiplied by one and one-half (1½) with respect to Awards granted to an Eligible Person during the first calendar year in which such person commences employment with the Company and its Subsidiaries.

6.   **Specific Terms of Awards**.

(a)   General Terms and Vesting. Awards may be granted on the terms and conditions set forth in this Section 6. Unless otherwise expressly provided in an Award Agreement, upon a Participant's Separation by reason of the Participant's death or Disability, all Awards granted to the Participant shall become fully exercisable and/or vested and nonforfeitable. Unless otherwise expressly provided in an Award Agreement, upon a Participant's Retirement Vesting Date all Awards granted to the Participant (other than (A) Awards granted to the Participant within the one (1) year period preceding the Participant's Retirement Vesting Date and (B) Performance Awards) shall become fully exercisable and/or vested and nonforfeitable. Awards (other than Performance Awards) granted to the Participant within the one year period preceding the Participant's Retirement Vesting Date, or granted to the Participant after the Participant's Retirement Vesting Date, shall vest on the first anniversary of their respective dates of grant unless earlier forfeited due to the Participant's Separation prior to any such first anniversary date. Except to the extent Awards may become vested upon a Participant's death, Disability or upon (or following) a Participant's Retirement Vesting Date or upon a Change of Control, the length of the period over which an Award may become vested and nonforfeitable will not be less than (i) three (3) years for Awards of Restricted Stock and Restricted Stock Units that are not Performance Awards granted to Eligible Persons other than non-Employee Directors or (ii) one (1) year for other Awards. Notwithstanding the foregoing, the Committee may accelerate the date on which the restrictions on any Award lapse, are waived or vesting is otherwise accelerated with respect shares of Stock underlying Awards which comprise, in the aggregate for the period beginning on the Effective Date and ending on the date of such acceleration, five percent (5%) or less of the total number of shares of Stock authorized for issuance under this Plan pursuant to Section 4(a). For purposes of clarity, any acceleration due to the death, Disability or attainment of a Participant's Retirement Vesting Date or a Change of Control will not count against this five percent (5%) pool. Awards granted under this Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with any other Award. The Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 8(a)), such additional terms and conditions, not inconsistent with the provisions of this Plan, as the Committee shall determine.

(b)   Options. The Committee is authorized to grant Options, which may be designated as either ISOs or Nonstatutory Stock Options, to Eligible Persons on the following terms and conditions:

(i)   Exercise Price. Each Award Agreement evidencing an Option shall state the exercise price per share of Stock (the "***Exercise Price***"); provided, however, that, except as provided in Section 6(i) or in Section 8 hereof, the Exercise Price per share of Stock subject to an Option shall not be less than the greater of (A) the par value per share of the Stock or (B) 100% of the Fair Market Value per share of the Stock as of the date of grant of the Option (or in the case of an ISO granted to an individual who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or any Subsidiary, 110% of the Fair Market Value per share of the Stock on the date of grant).

(ii)   Time and Method of Exercise. The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals pursuant to Section 6(j) hereof and/or future service requirements), the methods by which such Exercise Price may be paid or deemed to be paid, the form of such payment, including without limitation, cash or cash equivalents, Stock (including previously owned shares or through a cashless or broker-assisted exercise or other reduction of the amount of shares otherwise issuable pursuant to the Option), other Awards or awards granted under other plans of the Company or any Subsidiary, other property, or any other legal consideration the Committee deems appropriate (including notes or other contractual obligations of Participants to make payment on a deferred basis), and the methods by or forms in which Stock will be delivered or deemed to be delivered to Participants, including, but not limited to, the delivery of Restricted Stock subject to Section 6(d). In the case of an exercise whereby the Exercise Price is paid with Stock, such Stock shall be valued as of the date of exercise. No Option may be exercisable for a period of more than ten (10) years following the date of grant of the Option (or in the case of an ISO granted to an individual who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or any Subsidiary, for a period of no more than five (5) years following the date of grant of the ISO). Except as otherwise provided in an Award agreement, in order to avoid the termination of Nonstatutory Stock Options or SARs following the death of a Participant, any and all outstanding and vested Nonstatutory Stock Options or SARs will be deemed to be exercised on the day immediately prior to the first anniversary of the Participant's death if not exercised before that date to the extent such Nonstatutory Stock Option is "in the money" as determined by the Committee or its designee.

(iii) ISOs. The terms of any ISO granted under this Plan shall comply in all respects with the provisions of section 422 of the Code. ISOs may only be granted to Eligible Persons who are employees of the Company or employees of a parent or Subsidiary corporation of the Company. Except as otherwise provided in Section 8, no term of this Plan relating to ISOs (including any SAR in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under this Plan be exercised, so as to disqualify either this Plan or any ISO under section 422 of the Code, unless the Participant has first requested the change that will result in such disqualification. ISOs shall not be granted more than ten (10) years after the earlier of the adoption of this Plan or the Effective Date. Notwithstanding the foregoing, the Fair Market Value of shares of Stock subject to an ISO and the aggregate Fair Market Value of shares of stock of any parent or subsidiary corporation (within the meaning of sections 424(e) and (f) of the Code) subject to any other ISO (within the meaning of section 422 of the Code) of the Company or a parent or subsidiary corporation (within the meaning of sections 424(e) and (f) of the Code) that first becomes purchasable by a Participant in any calendar year may not (with respect to that Participant) exceed $100,000, or such other amount as may be prescribed under section 422 of the Code or applicable regulations or rulings from time to time. As used in the previous sentence, Fair Market Value shall be determined as of the date the ISOs are granted. Failure to comply with this provision shall not impair the enforceability or exercisability of any Option, but shall cause the excess amount of shares to be reclassified in accordance with the Code.

(c) Stock Appreciation Rights. The Committee is authorized to grant SARs to Eligible Persons on the following terms and conditions:

(i) Right to Payment. An SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, a number of shares of Stock with a Fair Market Value equal to the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the per share grant price of the SAR as determined by the Committee.

(ii) Grant Price. Each Award Agreement evidencing an SAR shall state the grant price per share of Stock; provided, however, that except as provided in Section 6(i) or in Section 8 hereof, the grant price per share of Stock subject to an SAR shall not be less than the greater of (A) the par value per share of the Stock or (B) 100% of the Fair Market Value per share of the Stock as of the date of grant of the SAR.

(iii) Time and Method of Exercise. Except as otherwise provided herein, the Committee shall determine, at the date of grant or thereafter, the number of shares of Stock to which the SAR relates, the time or times at which and the circumstances under which an SAR may be vested and/or exercised in whole or in part (including based on achievement of performance goals pursuant to Section 6(j) hereof and/or future service requirements), the method of exercise, method of settlement, method by or forms in which Stock (if any) will be delivered to Participants, and any other terms and conditions of any SAR. SARs may be either free-standing or in tandem with other Awards. No SAR may be exercisable for a period of more than ten (10) years following the date of grant of the SAR.

(iv) Rights Related to Options. An SAR granted in connection with an Option shall entitle a Participant, upon exercise, to surrender that Option or any portion thereof, to the extent unexercised, and to receive payment of an amount determined by multiplying (A) the difference obtained by subtracting the Exercise Price with respect to a share of Stock specified in the related Option from the Fair Market Value of a share of Stock on the date of exercise of the SAR, by (B) the number of shares as to which that SAR has been exercised. The Option shall then cease to be exercisable to the extent surrendered. SARs granted in connection with an Option shall be subject to the terms and conditions of the Award Agreement governing the Option, which shall provide that the SAR is exercisable only at such time or times and only to the extent that the related Option is exercisable and shall not be transferable except to the extent that the related Option is transferrable.

(d) Restricted Stock. The Committee is authorized to grant Restricted Stock to Eligible Persons on the following terms and conditions:

(i) Grant and Restrictions. Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals pursuant to Section 6(j) hereof and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter.

During the restricted period applicable to the Restricted Stock, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant.

(ii) Dividends and Splits. Except as otherwise provided in an Award Agreement, Restricted Stock that is issued and outstanding will have voting rights equal to the voting rights accorded to all holders of issued and outstanding Stock; however, in lieu of the right to receive regular cash or stock dividends relative to such Award, a Participant will be entitled to receive Dividend Equivalents providing the Participant with the right to receive a corresponding payment or issuance of Stock whenever the Company pays a dividend on its shares of issued and outstanding Stock, in each case in accordance with, and subject to, the terms of the Plan and the Award Agreement. As a condition to the grant of an Award of Restricted Stock and absent a contrary provision in an Award Agreement, Dividend Equivalents granted in connection with Restricted Stock shall be subject to the same restrictions and risk of forfeiture as the Restricted Stock with respect to which Dividend Equivalents accrue and shall not be paid unless and until such Restricted Stock has vested and been earned. In addition, the Committee may allow a Participant to elect, or may require, that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock, applied to the purchase of additional Awards under this Plan or deferred without interest to the date of vesting of the associated Award of Restricted Stock; provided, that, to the extent applicable, any such election is intended to comply with the Nonqualified Deferred Compensation Rules. Unless otherwise determined by the Committee and specified in the applicable Award Agreement, Stock distributed in connection with a Stock split or Stock dividend, and other property (other than cash) distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(e) Restricted Stock Units. The Committee is authorized to grant Restricted Stock Units to Eligible Persons, subject to the following terms and conditions:

(i) Award and Restrictions. Restricted Stock Units shall be subject to such restrictions and vesting conditions as the Committee may impose, if any, which restrictions and conditions may lapse at a specified time or times or upon a specified event (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine.

(ii) Settlement. Settlement of Restricted Stock Units shall occur upon expiration of the restrictions, satisfaction of the vesting conditions or expiration of a later deferral period specified in the Awards for such Restricted Stock Units. Restricted Stock Units shall be satisfied by the delivery of (A) a number of shares of Stock equal to the number of Restricted Stock Units vesting on such date, or (B) cash in an amount equal to the Fair Market Value of the specified number of shares of Stock covered by the vesting Restricted Stock Units, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(f) Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to an Eligible Person, entitling the Eligible Person to receive cash, Stock, or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments. Dividend Equivalents may be awarded in connection with any Award (other than an Option, Stock Appreciation Right or Performance Award prior to determination of the number of shares of Stock earned under such Performance Award). The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or at a later specified date, and if distributed at a later date may be deemed to have been reinvested in additional Stock, or other investment vehicles or accrued in a bookkeeping account without interest, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify. With respect to Dividend Equivalents granted in connection with any Award, absent a contrary provision in the Award Agreement, such Dividend Equivalents shall be subject to the same restrictions and risk of forfeiture as the Award with respect to which the dividends accrue and shall not be paid unless and until such Award has vested and been earned.

(g) Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Committee to be consistent with the purposes of this Plan, including without limitation convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified Subsidiaries of the Company. The Committee shall determine the terms and conditions of such Other Stock-Based Awards. Stock delivered pursuant to an Other-Stock Based Award in the nature of a purchase right granted under this Section 6(g) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards, or other property, as the Committee shall determine.

(h) Cash Awards. The Committee is authorized to grant Cash Awards, on a free-standing basis or as an element of or supplement to, or in lieu of, any other Award under this Plan to Eligible Persons in such amounts and subject to such other terms (including the achievement of performance goals pursuant to Section 6(j) hereof and/or future service requirements) as the Committee in its discretion determines to be appropriate.

(i) Substitute Awards; No Repricing. Awards may be granted in substitution or exchange for any other Award granted under the Plan or under another plan of the Company or any other right of an Eligible Person to receive payment from the Company. Awards may also be granted under the Plan in substitution for similar awards held by individuals who become Eligible Persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with the Company or an Affiliate of the Company. Such Substitute Awards referred to in the immediately preceding sentence that are Options or Stock Appreciation Rights may have an exercise price that is less than the Fair Market Value of a share of Stock on the date of the substitution if such substitution complies with the Nonqualified Deferred Compensation Rules and other applicable laws and exchange rules. Except as provided in this Section 6(i) or in Section 8 hereof, the terms of outstanding Awards may not be amended to reduce the Exercise Price or grant price of outstanding Options or SARs, or to cancel outstanding Options and SARs in exchange for cash, other Awards or Options or SARs with an Exercise Price or grant price that is less than the Exercise Price or grant price of the original Options or SARs, without, in each case, the approval of the stockholders of the Company.

(j) <u>Performance Awards</u>. The Committee is authorized to designate any of the Awards granted under the foregoing provisions of this Section 6 as Performance Awards. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions applicable to a Performance Award, and may exercise its discretion to reduce or increase the amounts payable under any Performance Award, except as limited under Section 6(j)(ii) hereof in the case of a Section 162(m) Award. Performance conditions may differ for Performance Awards granted to any one Participant or to different Participants. The performance period applicable to any Performance Award shall be set by the Committee in its discretion but shall not exceed ten (10) years.

(i) <u>Vesting of Performance Awards</u>. Unless otherwise expressly provided in an Award Agreement, (A) upon a Participant's Separation by reason of the Participant's death or Disability, all Performance Awards granted to the Participant will become fully exercisable and/or vested and non-forfeitable at the 100% target level of such Awards (as defined and set forth in the Award Agreement) and (B) upon a Participant's Separation for any reason following the Participant's Retirement Vesting Date, all Performance Awards granted to the Participant more than one (1) year prior to the Participant's Separation will become earned and vested based on the actual performance results certified by the Committee and settled at the time provided in the Participant's Award Agreement. In the event a Participant Separates after the Participant's Retirement Vesting Date, but within one (1) year following the date of grant of a Performance Award, such Performance Award will be forfeited.

(ii) <u>Section 162(m) Awards</u>. If the Committee determines that a Performance Award granted to a Covered Employee is intended to qualify as a Section 162(m) Award, the grant, exercise, vesting and/or settlement of such Performance Award shall be contingent upon achievement of a pre-established performance goal or goals and other terms set forth in this Section 6(j)(ii); provided, however, that nothing in this Section 6(j) or elsewhere in the Plan shall be interpreted as preventing the Committee from granting Awards to Covered Employees that are not intended to constitute Section 162(m) Awards or from determining that it is no longer necessary or appropriate for a Section 162(m) Award to qualify as such. Consistent with the terms of Section 3(b) hereof, when taking any action with respect to Section 162(m) Awards, the Committee shall be made up entirely of Qualified Members. Further, the Committee may not delegate any responsibility relating to an Award intended to qualify as a Section 162(m) Award that would cause the Award to fail to so qualify.

(A) <u>Performance Goals Generally</u>. The performance goals for Section 162(m) Awards shall consist of one or more Performance Criteria (as defined below) and a targeted level or levels of performance with respect to each of such Performance Criteria as specified by the Committee. Performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code and regulations thereunder (including Treasury Regulation §1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Committee must be "substantially uncertain" at the time the Committee actually establishes the performance goal or goals.

(1) <u>Performance Criteria</u>. For purposes of this Plan, "Performance Criteria" shall mean one or more of the following, either individually, alternatively or in any combination or derivative thereof, applied to either the Company as a whole or to one or more of its Subsidiaries or business segments, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis, per share basis, per unit of production or reserves basis, or adjusted basis relative to a pre-established target, to results over a previous period or to a designated comparison group, in each case as specified by the Committee in the Award: (i) finding and development costs of oil and gas reserves, development capital expenditures, total capital expenditures or depletion, depreciation and amortization (DD&A); (ii) volumes of oil and gas reserves or adjusted reserves or changes therein; (iii) percentage of production or reserves replaced; (iv) production volumes, production per share, production per share growth, debt adjusted reserve or production growth per share or other production measures (including, but not limited to, adjusted production or production exit rate); (v) lease operating cost ("*LOE*") measures, or adjusted LOE measures or total production costs; (vi) general and administrative ("*G&A*") expense or adjusted G&A measures or changes therein; (vii) net asset value ("*NAV*"), NAV per share, PV10 value or changes therein; (viii) return on assets, return on net assets, return on investments or capital efficiency; (ix) revenues or oil and gas sales or changes therein; (x) operating cost measures or reductions; (xi) cash flow measures (including, but not limited to, operating cash flow, adjusted cash flow, cash flow before working capital changes, net cash flow, free cash flow or increases or changes therein, either on an absolute or per share basis); (xii) earnings (including net income, adjusted net income, income before interest and taxes, income before taxes, EBITDA or EBITDAX); (xiii) basic or diluted earnings or cash flow per share, or growth in earnings or earnings per share; (xiv) stock price or change in stock price; (xv) oil price, future oil price, change in oil price or change in future oil price; (xvi) return on equity or average shareholders' equity; (xvii) total shareholder return, shareholder value, total market or enterprise value and changes therein or changes relative to the average or ranking of a peer group or equity market index; (xviii) return on capital, change in working capital, return on capital employed or Economic Value Added (EVA); (xix) operating income, net operating income, or operating margin; (xx) health, safety and environmental performance;

(xxi) the implementation or completion of critical projects, (xxii) levels of debt on an absolute or relative basis, but shall not include remaining in the employ of the Company for a specified period of time; and/or (xxiii) any of the above goals determined pre-tax or post-tax, on an absolute or relative basis, per share or as a ratio with other performance criteria, or as compared to the performance of a published or special index of a Committee approved list of one or more peer companies deemed applicable by the Committee.

(2) Effect of Certain Events. The Committee may, at the time the performance goals in respect of a Section 162(m) Award are established, provide for the manner in which actual performance and performance goals with regard to the Performance Criteria selected will reflect the impact of specified events during the relevant performance period, which may mean excluding the impact of any or all of the following events or occurrences for such performance period: (a) asset write-downs or impairments to assets; (b) litigation, claims, judgments or settlements; (c) the effect of changes in tax law or other such laws or regulations affecting reported results; (d) accruals for reorganization and restructuring programs; (e) any extraordinary, unusual or nonrecurring items; (f) any change in accounting principles as defined in the Accounting Standards Codification Topic 250, as the same may be amended or superseded from time to time; (g) any loss from a discontinued operation as described in the Accounting Standards Codification Topic 360, as the same may be amended or superseded from time to time; (h) goodwill impairment charges; (i) operating results for any business acquired during the calendar year; (j) third party expenses associated with any investment or acquisition by the Company or any Subsidiary; (k) any amounts accrued by the Company or its Subsidiaries pursuant to management bonus plans or cash profit sharing plans and related employer payroll taxes for the fiscal year; (l) any discretionary or matching contributions made to a savings and deferred profit-sharing plan or deferred compensation plan for the fiscal year; (m) interest, expenses, taxes, depreciation and depletion, amortization and accretion charges; and (n) marked-to-market adjustments for financial instruments. In addition, Section 162(m) Awards may be adjusted by the Committee in accordance with the applicable provisions of Section 8 of the Plan. The adjustments described in this paragraph shall only be made, in each case, to the extent that such adjustments in respect of a Section 162(m) Award would not cause the Award to fail to qualify as "performance-based compensation" under section 162(m) of the Code.

(B) Timing for Establishing Performance Goals. No later than 90 days after the beginning of any performance period applicable to a Section 162(m) Award, or at such other date as may be required or permitted for "performance-based compensation" under section 162(m) of the Code, the Committee shall establish (i) the Eligible Persons who will be granted Section 162(m) Awards, and (ii) the objective formula used to calculate the amount of cash or stock payable, if any, under such Section 162(m) Awards, based upon the level of achievement of a performance goal or goals with respect to one or more of the Performance Criteria selected by the Committee from the list set forth in Section 6(j)(ii)(A)(1) hereof.

(C) Performance Award Pool. The Committee may establish an unfunded pool, with the amount of such pool calculated using an objective formula based upon the level of achievement of a performance goal or goals with respect to one or more of the Performance Criteria selected from the list set forth in Section 6(j)(ii)(A)(1) hereof during the given performance period, as specified by the Committee in accordance with Section 6(j)(ii)(A)(1) hereof. The Committee may specify the amount of the pool as a percentage of any of such Performance Criteria, a percentage in excess of a threshold amount with respect to such Performance Criteria, or as another amount which need not bear a direct relationship to such Performance Criteria but shall be objectively determinable and calculated based upon the level of achievement of pre-established goals with regard to the Performance Criteria.

(D) Settlement or Payout of Awards; Other Terms. Except as otherwise permitted under section 162(m) of the Code, after the end of each performance period and before any Section 162(m) Award is settled or paid, the Committee shall certify the level of performance achieved with regard to each Performance Criteria established with respect to each Section 162(m) Award and shall determine the amount of cash or Stock, if any, payable or issuable with respect to each Section 162(m) Award. The Committee may, in its discretion, reduce the amount of a payment or settlement otherwise to be made in connection with a Section 162(m) Award, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of an Award intended to be a Section 162(m) Award. In addition, the Committee may not exercise discretion to reduce the amount of any Performance Award Pool allocable to one Covered Employee in a manner that results in an increase in the amount of the pool allocable to any other Covered Employee.

(E) Written Determinations. With respect to each Section 162(m) Award, all determinations by the Committee as to (A) the establishment of performance goals and performance period with respect to the selected Performance Criteria, (B) the establishment of the objective formula used to calculate the amount of cash or stock payable or issuable, if any, based on the level of achievement of such performance goals, and (C) the certification of the level of performance achieved during the performance period with regard to each Performance Criteria selected, shall be made or documented in writing.

(F) Options and SARs. Notwithstanding the foregoing provisions of this Section 6(j)(ii), Options and SARs with an Exercise Price or grant price not less than the Fair Market Value on the date of grant awarded to Covered Employees are intended to be Section 162(m) Awards even if not otherwise contingent upon achievement of a pre-established performance goal or goals with respect to the Performance Criteria listed above.

(iii) Status of Section 162(m) Awards. The terms governing Section 162(m) Awards shall be interpreted in a manner consistent with section 162(m) of the Code and the regulations thereunder, in particular the prerequisites for qualification as "performance-based compensation," and, if any provision of this Plan as in effect on the date of adoption of any Award Agreements relating to Performance Awards that are designated as Section 162(m) Awards does not comply or is inconsistent with the requirements of section 162(m) of the Code and the regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

7. **Certain Provisions Applicable to Awards**.

(a) <u>Limit on Transfer of Awards</u>.

(i) Except as provided in Section 7(a)(iii) below, each Option and SAR shall be exercisable only by the Participant during the Participant's lifetime, or by the person to whom the Participant's rights shall pass by will or the laws of descent and distribution. Notwithstanding the foregoing, an ISO shall not be transferable other than by will or the laws of descent and distribution.

(ii) Except as provided in Section 7(a)(iii) below or unless otherwise determined by the Committee, no Award and no right under any such Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate.

(iii) An Award may be transferred pursuant to a domestic relations order entered or approved by a court of competent jurisdiction upon delivery to the Company of a written request for such transfer and a certified copy of such order.

(b) <u>Form and Timing of Payment under Awards; Deferrals</u>. Subject to the terms of this Plan and any applicable Award Agreement, payments to be made by the Company or any of its Subsidiaries upon the exercise or settlement of an Award may be made in such forms as the Committee shall determine in its discretion, including without limitation cash, Stock, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis (which may be required by the Committee or permitted at the election of the Participant on terms and conditions established by the Committee); <u>provided</u>, <u>however</u>, that any such deferred or installment payments will be set forth in the Award Agreement and/or otherwise made in a manner that will not result in additional taxes under the Nonqualified Deferred Compensation Rules. Payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Stock. This Plan shall not constitute an "employee benefit plan" for purposes of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(c) <u>Evidencing Stock</u>. The Stock or other securities of the Company delivered pursuant to an Award may be evidenced in any manner deemed appropriate by the Committee in its sole discretion, including, but not limited to, in the form of a certificate issued in the name of the Participant or by book entry, electronic or otherwise and shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Stock or other securities are then listed, and any applicable federal, state or other laws, and the Committee may cause a legend or legends to be inscribed on any such certificates to make appropriate reference to such restrictions. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, related to the Restricted Stock.

(d) <u>Consideration for Grants</u>. Awards may be granted for such consideration, including services, as the Committee shall determine, but shall not be granted for less than the minimum lawful consideration.

(e) <u>Additional Agreements</u>. Each Eligible Person to whom an Award is granted under this Plan may be required to agree in writing, as a condition to the grant of such Award or otherwise, to subject an Award that is exercised or settled following such Eligible Person's Separation to a general release of claims and/or a noncompetition or other restricted covenant agreement in favor of the Company and its Affiliates, with the terms and conditions of such agreement(s) to be determined in good faith by the Committee.

(f) <u>Termination of Service</u>. Except as provided herein, the treatment of an Award upon a Separation by a Participant shall be specified in the applicable Award Agreement or in any separation agreement entered into between the Participant and the Company.

8. **Amendment; Subdivision or Consolidation; Recapitalization; Change of Control; Reorganization**.

(a) <u>Amendments to the Plan and Awards</u>. The Board may amend, alter, suspend, discontinue or terminate this Plan or the Committee's authority to grant Awards under this Plan without the consent of stockholders or Participants, except that any amendment or alteration to this Plan, including any increase in any share or dollar limitation, shall be subject to the approval of the Company's stockholders not later than the annual stockholders' meeting next following such Board action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to this Plan to stockholders for approval; <u>provided</u>, that, no amendment or suspension of this Plan or any Award issued hereunder shall, except as specifically permitted in this Plan or under the terms of such Award, substantially impair any Award previously granted to any Participant without the consent of such Participant. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto, except as otherwise provided in this Plan or in the applicable Award Agreement; provided, however, that, without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award. For purposes of clarity, any adjustments made to Awards pursuant to Section 8(b) through 8(g) will be deemed not to materially and adversely affect the rights of any Participant under any previously granted and outstanding Award and therefore may be made without the consent of affected Participants.

(b) Existence of Plans and Awards. The existence of this Plan and the Awards granted hereunder shall not affect in any way the right or power of the Company, the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company or its Subsidiaries, any issue of debt or equity securities ahead of or affecting Stock or the rights thereof, the dissolution or liquidation of the Company or its Subsidiaries, or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding. In no event will any action taken by the Committee pursuant to this Section 8 result in the creation of deferred compensation within the meaning of the Nonqualified Deferred Compensation Rules.

(c) Subdivision or Consolidation of Shares. The terms of an Award and the share limitations under the Plan shall be subject to adjustment by the Committee from time to time, in accordance with the following provisions:

(i) If at any time, or from time to time, the Company shall subdivide as a whole (by reclassification, by a Stock split, by the issuance of a distribution on Stock payable in Stock, or otherwise) the number of shares of Stock then outstanding into a greater number of shares of Stock, or in the event the Company distributes an extraordinary cash dividend, then, as appropriate (A) the maximum number of shares of Stock available for the Plan or in connection with Awards as provided in Sections 4 and 5 shall be increased proportionately (or as appropriate to reflect an extraordinary cash dividend), and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be increased proportionately, and (C) the price (including the Exercise Price or grant price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be reduced proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

(ii) If at any time, or from time to time, the Company shall consolidate as a whole (by reclassification, by reverse Stock split, or otherwise) the number of shares of Stock then outstanding into a lesser number of shares of Stock, then, as appropriate (A) the maximum number of shares of Stock available for the Plan or in connection with Awards as provided in Sections 4 and 5 shall be decreased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be decreased proportionately, and (C) the price (including the exercise price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be increased proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

(iii) Whenever the number of shares of Stock subject to outstanding Awards and the price for each share of Stock subject to outstanding Awards are required to be adjusted as provided in this Section 8(c), the Committee shall prepare a notice setting forth, in reasonable detail, the event requiring adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the change in price and the number of shares of Stock, other securities, cash, or property purchasable subject to each Award after giving effect to the adjustments. The Committee shall provide each affected Participant with such notice.

(d) Recapitalization. If the Company recapitalizes, reclassifies its capital stock, or otherwise changes its capital structure (a "*recapitalization*") without the occurrence of a Change of Control, the number and class of shares of Stock covered by an Award theretofore granted shall be adjusted so that such Award shall thereafter cover the number and class of shares of Stock and securities to which the Participant or permitted transferee would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, the Participant or permitted transferee had been the holder of record of the number of shares of Stock then covered by such Award and the share limitations provided in Sections 4 and 5 shall be adjusted in a manner consistent with the recapitalization.

(e) Additional Issuances. Except as expressly provided herein, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to Awards theretofore granted or the purchase price per share of Stock, if applicable.

(f) Change of Control and Other Events. Unless otherwise expressly provided in an Award Agreement, in the event of a Change of Control all Awards shall become fully exercisable and/or vested and nonforfeitable. In addition, and notwithstanding any other provisions of the Plan or an Award Agreement to the contrary, effective upon a Change of Control or changes in the outstanding Stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization occurring after the date of the grant of any Award and not otherwise provided for by this Section 8, the Committee, acting in its sole discretion without the consent or approval of any Participant or permitted transferee, may effect one or more of the following alternatives, which may vary among individual Participants or permitted transferees and which may vary among Options, SARs or other Awards held by any individual Participant or permitted transferee: (i) accelerate the time of exercisability of an Award so that such Award may be exercised in full or in part for a limited period of time on or before a date specified by the Committee, before or after such Change of Control, after which specified date all unexercised Awards and all rights of Participants or permitted transferees thereunder shall terminate; (ii) provide for a cash payment with respect to outstanding Awards by requiring the mandatory surrender to the Company by selected Participants or permitted transferees of some or all of the outstanding Awards held by such Participants or permitted transferees (irrespective of whether such Awards are then vested or exercisable pursuant to the Plan) as of a date, before or after such Change of Control, specified by the Committee, in which event the Committee shall thereupon cancel such Awards (with respect to all shares subject to such Awards) and pay to each Participant or permitted transferee an amount of cash (or other consideration including securities or other property) per Award (other than a Dividend Equivalent payable in cash or a Cash Award) equal to the Change of Control Price (as defined below), less the Exercise Price with respect to an Option and less the grant price with respect to an SAR, as applicable to such Awards; provided, however, that to the extent the exercise price of an Option or an SAR exceeds the Change of Control Price, such award may be canceled for no consideration; or (iii) make such adjustments to Awards then outstanding as the Committee deems appropriate to reflect such pending or effective Change of Control (including, but not limited to, (x) the substitution, assumption, or continuation of Awards by the successor company or a parent, subsidiary or affiliate thereof for new awards of that successor, and (y) the adjustment as to the number and price of shares of Stock or equity of the successor entity or other consideration subject to such Awards); provided, however, that the Committee may determine in its sole discretion that no adjustment is necessary to Awards then outstanding.

(g) <u>Change of Control Price</u>. The "***Change of Control Price***" means (i) if the Change of Control is the result of a tender or exchange offer for, consolidation or merger of, sale of all or substantially all of the assets of, or the liquidation or dissolution of, the Company, the consideration per share of Stock received by the shareholders in connection with such transaction, or, if (i) is not applicable, (ii) the highest Fair Market Value of a share of Stock during the sixty (60) day period prior to and including the date of a Change of Control. To the extent that the consideration paid in any such transaction described in (i) above consists all or in part of securities or other non-cash consideration, the value of such securities and other non-cash consideration shall be the fair cash equivalent as determined by such reasonable methods or procedures as shall be established by the Committee.

9. **General Provisions**.

(a) <u>Tax Withholding</u>. The Company and any of its Subsidiaries are authorized to withhold from any Award granted, or any payment relating to an Award under this Plan, including from a distribution or issuance of Stock, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Company may deem advisable to enable the Company, its Subsidiaries and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. The Committee shall determine, in its sole discretion, the form of payment acceptable for such tax withholding obligations, including, without limitation, the delivery of cash or cash equivalents, Stock (including previously owned shares, net settlement, a broker-assisted sale, or other cashless withholding or reduction of the amount of shares otherwise issuable or delivered pursuant to the Award), other property, or any other legal consideration the Committee deems appropriate; provided however, any Participant may elect to pay taxes with shares of Stock through net settlement or previously owned shares. If such tax obligations are satisfied through the withholding of shares of Stock that are otherwise issuable to the Participant pursuant to an Award (or through the surrender of shares of Stock by the Participant to the Company), the number of shares of Stock that may be so withheld (or surrendered) shall be limited to the number of shares of Stock that have an aggregate Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such tax liabilities determined based on the applicable minimum statutory withholding rates for federal, state, foreign and/or local tax purposes, including payroll taxes, or other withholding rate as determined by the Committee in its discretion if determined not to be detrimental to the Company or Participant.

(b) <u>Limitation on Rights Conferred under Plan</u>. Neither this Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or any of its Subsidiaries, (ii) interfering in any way with the right of the Company or any of its Subsidiaries to terminate any Eligible Person's or Participant's employment or service relationship at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under this Plan or to be treated uniformly with other Participants and/or employees and/or other service providers, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award.

(c) <u>Governing Law</u>. All questions arising with respect to the provisions of the Plan and Awards Agreements shall be determined by application of the laws of the State of Delaware, without giving effect to any conflict of law provisions thereof. The obligation of the Company to sell and deliver Stock hereunder is subject to applicable federal and state securities laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock.

(d) <u>Severability and Reformation</u>. If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable law or, if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award and the remainder of the Plan and any such Award shall remain in full force and effect. With respect to Incentive Stock Options, if this Plan does not contain any provision required to be included herein under section 422 of the Code, that provision shall be deemed to be incorporated herein with the same force and effect as if that provision had been set out at length herein; provided, further, that, to the extent any Option that is intended to qualify as an Incentive Stock Option cannot so qualify, that Option (to that extent) shall be deemed a Nonstatutory Stock Option for all purposes of the Plan.

(e) Unfunded Status of Awards; No Trust or Fund Created. This Plan is intended to constitute an "unfunded" plan for certain incentive awards. Neither the Plan nor any Award Agreement shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments or Stock from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Company or such Affiliate.

(f) Nonexclusivity of this Plan. Neither the adoption of this Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements (including bonuses) as it may deem desirable, including incentive arrangements and awards which do not constitute "performance-based compensation" under section 162(m) of the Code. Nothing contained in this Plan shall be construed to prevent the Company or any of its Subsidiaries from taking any corporate action which is deemed by the Company or such Subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award made under this Plan. No employee, beneficiary or other person shall have any claim against the Company or any of its Subsidiaries as a result of any such action.

(g) Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine in its sole discretion whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares of Stock or whether such fractional shares of Stock or any rights thereto shall be canceled, terminated, or otherwise eliminated with or without consideration.

(h) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(i) Facility of Payment. Any amounts payable hereunder to any individual under legal disability or who, in the judgment of the Committee, is unable to manage properly his financial affairs, may be paid to the legal representative of such individual, or may be applied for the benefit of such individual in any manner that the Committee may select, and the Company shall be relieved of any further liability for payment of such amounts.

(j) Gender and Number. Words in the masculine gender shall include the feminine gender, the plural shall include the singular and the singular shall include the plural.

(k) Conditions to Delivery of Stock. Nothing herein or in any Award Agreement shall require the Company to issue any shares with respect to any Award if that issuance would, in the opinion of counsel for the Company, constitute a violation of the Securities Act or any similar or superseding statute or statutes, any other applicable statute or regulation, or the rules of any applicable securities exchange or securities association, as then in effect. In addition, each Participant who receives an Award under this Plan shall not sell or otherwise dispose of Stock that is acquired upon grant or vesting of an Award in any manner that would constitute a violation of any applicable federal or state securities laws, the Plan or the rules, regulations or other requirements of the Securities and Exchange Commission or any stock exchange upon which the Stock is then listed. At the time of any exercise of an Option or Stock Appreciation Right, or at the time of any grant of any other Award, the Company may, as a condition precedent to the exercise of such Option or Stock Appreciation Right or settlement of any other Award, require from the Participant (or in the event of his or her death, his or her legal representatives, heirs, legatees, or distributees) such written representations, if any, concerning the Participant's or permitted transferee's intentions with regard to the retention or disposition of the shares of Stock being acquired pursuant to the Award and such written covenants and agreements, if any, as to the manner of disposal of such shares as, in the opinion of counsel to the Company, may be necessary to ensure that any disposition by that holder (or in the event of the holder's death, his or her legal representatives, heirs, legatees, or distributees) will not involve a violation of the Securities Act or any similar or superseding statute or statutes, or any rule of any applicable securities exchange or securities association, as then in effect. Stock or other securities shall not be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award Agreement (including, without limitation, any Exercise Price, grant price, or tax withholding) is received by the Company.

(l) Section 409A of the Code. It is the general intention, but not the obligation, of the Committee to design Awards to comply with or to be exempt from the Nonqualified Deferred Compensation Rules, and Awards will be operated and construed accordingly. Neither this Section 9(l) nor any other provision of the Plan is or contains a representation to any Participant regarding the tax consequences of the grant, vesting, exercise, settlement, or sale of any Award (or the Stock underlying such Award) granted hereunder, and should not be interpreted as such. It is the intention of the Company that no Award shall be "deferred compensation" subject to the Nonqualified Deferred Compensation Rules, unless and to the extent that the Committee or its delegate specifically determines otherwise, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. The terms and conditions governing any Awards that the Committee or its delegate determines will be subject to the Nonqualified Deferred Compensation Rules, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto and any rules regarding treatment of such Awards in the event of a Change of Control, shall be set forth in the applicable Award Agreement, deferral election forms and procedures, and rules established by the Committee or its delegate, and shall comply in all respects with the Nonqualified Deferred Compensation Rules. The following rules will apply to Awards that constitute (or at any time are deemed to constitute) a deferral of compensation under Nonqualified Deferred Compensation Rules ("**409A Awards**"):

(i) If a Participant is permitted to elect to defer an Award or any payment under an Award, such election will be permitted only at times in compliance with the Nonqualified Deferred Compensation Rules.

(ii) The Company shall have no authority to accelerate distributions relating to 409A Awards in excess of the authority permitted under the Nonqualified Deferred Compensation Rules.

(iii) If an Award is subject to the Nonqualified Deferred Compensation Rules, "Separation" shall mean "separation from service" as defined in the Nonqualified Deferred Compensation Rules whenever any payment or settlement of an Award conferred under this Plan is to be made upon Separation and is subject to such rules. For such purposes, "separation from service" of an Employee shall be determined based upon a reduction in the bona fide level of services performed to a level equal to twenty percent (20%) or less of the average level of services performed by the Employee during the immediately preceding 36-month period.

(iv) Any distribution of a 409A Award following a Separation that would be subject to Section 409A(a)(2)(A)(i) of the Code as a distribution following a separation from service of a "specified employee" as defined under Section 409A(a)(2)(B)(i) of the Code, shall occur no earlier than the expiration of the six-month period following such Separation or upon such Participant's death, if earlier.

(v) If distribution or settlement of a 409A Award is to be made upon the Participant's Disability "Disability" shall mean "disability" as such term is defined in the Nonqualified Deferred Compensation Rules.

(vi) If a Change of Control of the Company occurs which does not constitute a "change of control" as defined in the Nonqualified Deferred Compensation Rules, 409A Awards shall be subject to the same treatment as other Awards under the Plan (except as otherwise provided in the Award Agreement of the 409A Award), including accelerated vesting, settlement for cash, substitution, assumption or continuation, as applicable, but the payment or distribution to the Participant with respect to such Award shall not occur upon the Change of Control if such payment or distribution would violate the Nonqualified Deferred Compensation Rules. In such event, the amount or property due in settlement of the Award shall not be paid or distributed to the Participant until the earliest time or upon the first event, whichever occurs first, that is a permitted distributable event under the Nonqualified Deferred Compensation Rules and the terms of the Award. If such event will not occur until more than 90 days after the Change of Control, the amount or property to which the Participant is entitled shall be deposited by the Company within 30 days after the Change of Control into an irrevocable grantor trust of a type commonly referred to as a "rabbi trust," with an independent trustee, until distributable to the Participant. The Company shall bear all of the costs associated with the establishment and administration of such trust.

(vii) In the case of any distribution of a 409A Award, if the timing of such distribution is not otherwise specified in the Plan or an Award Agreement or other governing document, the distribution shall be made not later than the end of the calendar year during which the settlement of the 409A Award is specified to occur.

(viii) In the case of an Award providing for distribution or settlement upon vesting or the lapse of a risk of forfeiture, if the time of such distribution or settlement is not otherwise specified in the Plan or an Award Agreement or other governing document, the distribution or settlement shall be made not later than March 15 of the year following the year in which the Award vested or the risk of forfeiture lapsed.

(ix) Notwithstanding anything herein to the contrary, in no event shall the Company or the Committee be liable for the payment of, or any gross up payment in connection with, any taxes or penalties owed by a Participant pursuant to Section 409A of the Code.

(m) Clawback. This Plan is subject to any written clawback policies that the Company, with the approval of the Board, may adopt. Any such policy may subject a Participant's Awards and amounts paid or realized with respect to Awards under this Plan to reduction, cancelation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including but not limited to an accounting restatement due to the Company's material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy adopted to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and that the Company determines should apply to this Plan.

(n) Effect on Outstanding Awards. Awards issued under the Prior Plan shall be subject to the terms of the Prior Plan unless such application substantially impairs the rights of any Participant with respect to such an outstanding Award. In that event, the terms of the Prior Plan shall continue to apply to the extent necessary to avoid such substantial impairment or as required under the terms of the applicable Award Agreement. Notwithstanding the foregoing, the terms of the Plan (as amended and restated) shall apply to any outstanding Award as of the Effective Date if the Committee's delegatee determines in its sole discretion that such application either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any applicable law or to meet the requirements of any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated, except that the exception in this clause (ii) shall not apply following a Change of Control.

(o) Plan Effective Date and Term. This Plan was adopted by the Board to be effective on the date the Plan is approved by the stockholders of the Company (the "***Effective Date***"). No Awards may be granted under this Plan on and after the tenth anniversary of the Effective Date; however, any Award granted prior to such termination date, and the authority of the Board or Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award in accordance with the terms of this Plan, shall extend beyond such termination date until the final disposition of such Award.





ANNUAL MEETING OF DENBURY RESOURCES INC.

Date: May 24, 2016
Time: 8:00 A.M. (Central Daylight Time)
Place: 5320 Legacy Drive, Plano, Texas 75024

Please make your marks like this: ☒ **Use dark black pencil or pen only**

Board of Directors Recommends a Vote **FOR** proposals 1, 2, 3 and 4.

1: Election of Directors	For	Withhold	Directors Recommend ↓
01 John P. Dielwart	☐	☐	For
02 Michael B. Decker	☐	☐	For
03 Gregory L. McMichael	☐	☐	For
04 Kevin O. Meyers	☐	☐	For
05 Phil Rykhoek	☐	☐	For
06 Randy Stein	☐	☐	For
07 Laura A. Sugg	☐	☐	For
08 Wieland F. Wettstein	☐	☐	For

	For	Against	Abstain	Directors Recommend
2: An advisory vote to approve named executive officer compensation;	☐	☐	☐	For
3: To vote on the amendment and restatement of the Company's 2004 Omnibus Stock and Incentive Plan, principally to increase the number of reserved shares and limits on awards to an individual, and to amend the Internal Revenue Code Section 162(m) performance-based compensation criteria;	☐	☐	☐	For
4: To ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2016; and	☐	☐	☐	For

5: To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

To attend the meeting and vote your shares in person, please mark this box. ☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______ Please Date Above ______

Please Sign Here ______ Please Date Above ______

Please sign exactly as your name(s) appears on your stock certificate. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual Meeting of Denbury Resources Inc. to be held on Tuesday, May 24, 2016 for Holders as of March 29, 2016

This proxy is being solicited on behalf of the Board of Directors

VOTE BY:

INTERNET

www.proxypush.com/DNR

- Cast your vote online.
- View Meeting Documents.

OR

TELEPHONE

Call **866-206-5293**

- Use any touch-tone telephone.
- **Have your Proxy Card/Voting Instruction Form ready.**
- Follow the simple recorded instructions.

OR

MAIL

- Mark, sign and date your Proxy Card/Voting Instruction Form.
- Detach your Proxy Card/Voting Instruction Form.
- Return your Proxy Card/Voting Instruction Form in the postage-paid envelope provided.

The undersigned hereby appoints John P. Dielwart, Chairman of the Board of Denbury Resources Inc. and Phil Rykhoek, President, Chief Executive Officer and Director of Denbury Resources Inc., and each or either of them, as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the shares of capital stock of Denbury Resources Inc. which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS IN ITEM 1 AND FOR THE PROPOSALS IN ITEMS 2, 3 and 4.

All votes must be received by 11:59 P.M., Eastern Time, May 23, 2016.

PROXY TABULATOR FOR

DENBURY RESOURCES INC.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Proxy — Denbury Resources Inc.
Annual Meeting of Stockholders
May 24, 2016 at 8:00 A.M. (Central Daylight Time)
This Proxy is Solicited on Behalf of the Board of Directors

The undersigned appoints John P. Dielwart and Phil Rykhoek (the "Named Proxies") and each of them as proxies for the undersigned, with full power of substitution, to vote the shares of common stock of Denbury Resources Inc., a corporation ("Denbury"), the undersigned is entitled to vote at the Annual Meeting of Stockholders of Denbury to be held at 5320 Legacy Drive, Plano, Texas 75024, on Tuesday, May 24, 2016 at 8:00 A.M. (CDT) and all adjournments thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no direction is made, this proxy will be voted "FOR" all nominees for director and "FOR" each proposal. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors' recommendation. The Named Proxies cannot vote your shares unless you sign and return this card.

→ Please separate carefully at the perforation and return just this portion in the envelope provided. →